SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Half-year Report as of June 30, 2006.

HALF-YEAR REPORT
JUNE 30, 2006

Report on operations

The Enel structure
Corporate
Enel SpA

Domestic Infrastructure and
Domestic Sales Division	Domestic Generation and Energy Management Division	Networks Division
> Enel Distribuzione	> Enel Produzione	> Enel Distribuzione
> Enel Gas	> Enel Trade	> Rete Gas
> Enel Energia		> Enel Sole
> Enel.si		> Deval
> Deval

International Division		Services and Other Activities
> Enel Viesgo Generación (1)	> Enel Viesgo Energía	> Enel Servizi
> Slovenské Elektrárne	> Enel Electrica Banat	> Sfera
> Maritza East III	> Enel Electrica Dobrogea	> Dalmazia Trieste
> Maritza East 3	> Electra de Viesgo Distribución	> Enelpower
> Enel North America	> Enel Servicii	> Enel.NewHydro
> Enel Latin America	> Enel Viesgo Servicios	> Enel.Factor
> Enel.Re

(1)	As from January 1, 2006 Enel Viesgo Renovables was merged into Enel Viesgo Generación.

Corporate boards

Board of Directors	Board of Auditors

Chairman	Chairman
Piero Gnudi	Eugenio Pinto

Chief Executive Officer and General Manager	Auditors
Fulvio Conti	Carlo Conte
Franco Fontana
Directors
Giulio Ballio
Alternate auditors
Augusto Fantozzi	Giancarlo Giordano
Alessandro Luciano	Paolo Sbordoni
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi	Independent auditors
Francesco Valsecchi	KPMG SpA

Secretary
Claudio Sartorelli
Powers
Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.
Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. Pursuant to a Board resolution of November 30, 2005, the Chairman has been vested with a number of additional non-executive powers.
Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of November 30, 2005 with all powers for managing the Company, with the exception of those that are otherwise assigned by law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Summary of results
Highlights

2nd Quarter				1st Half
2006	2005		2006	2005

		Income data (millions of euro)
8,814	7,765	Revenues	19,065	16,152
2,254	2,185	Gross operating margin	4,361	4,202
1,982	1,598	Operating income	3,565	3,086
1,152	1,207	Net income before minority interests	2,027	2,006
1,136	1,147	Group net income	1,978	1,915

		Financial data (millions of euro)
		Net capital employed	33,072	31,728	(1)
		Net financial debt	14,077	12,312	(1)
		Shareholders’ equity (including minority interests)	18,995	19,416	(1)
		Cash flow from operations	2,956	2,977
637	698	Capital expenditure on tangible and intangible assets (2)	1,137	1,200

		Per share data (euro)
		Group net income per share in circulation at period-end	0.32	0.31
		Group shareholders’ equity per share in circulation at period-end	3.0	3.1	(1)
		Shares in circulation at period-end (no.)	6,170,900,841	6,148,906,707

		Operating data
33.6	35.4	Domestic electricity sales on the free and regulated market (TWh) (3)	71.1	73.9
61.7	62.7	Electricity transported on the domestic distribution network (TWh) (3)	126.3	125.7
0.9	1.1	Gas sales (billions of cubic meters)	3.6	4.0
0.6	0.8	- of which to end-users (billions of cubic meters)	2.7	3.0
24.5	27.3	Net electricity generated by Enel in Italy (TWh)	53.1	55.5
		Employees at period-end (no.)	59,503	51,778	(1)

		Market indicators
		Average Brent oil price ($/bbl)	65.7	49.5
		Average price of low-sulfur fuel oil ($/t) (4)	332.9	240.1
		Average price of coal ($/t fob) (5)	48.0	47.3
		Average dollar/euro exchange rate	1.23	1.285
		Six-month Euribor rate (average for the period)	2.90%	2.16%

(1)	At December 31, 2005.

(2)	Excluding value of discontinued operations.

(3)	Excluding sales to resellers.

(4)	Platt’s CIF Med index.

(5)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Summary of results in the 1st Half of 2006
In the 1st Half of 2006 revenues amounted €19,065 million, up 18.0% on the same period of 2005. The increase is partly attributable to sales of electricity on the domestic market, essentially as a result of higher revenues used to cover generation costs, and partly to revenues from international trading operations and the generation and distribution activities of foreign subsidiaries.
The gross operating margin totaled €4,361 million in the period, up €159 million or 3.8% on the €4,202 million in the year-earlier period, thanks to the growth registered by the International Division and the good performance of Domestic Sales and Domestic Infrastructure and Networks and the improvement in the margin achieved by the Parent Company. The Domestic Generation and Energy Management Division experienced a margin decline due to a smaller contribution from non-recurring items and the effects of the fair value of contracts for differences with the Single Buyer, which were only partly offset by the improvement in the generation margin.
Operating income came to €3,565 million in the 1st Half of the year, up €479 million (+15.5%) on the year-earlier period. Of the total rise, €263 million is attributable to the income generated by the exchange of Wind and Weather shares.
Group net income amounted to €1,978 million in the 1st Half of 2006, compared with €1,915 million in the first six months of 2005, which included (under discontinued operations) the gain of €328 million on the disposal of 13.86% of Terna.
Net capital employed amounted to €33,072 million at June 30, 2006, 57.4% of which financed by shareholders’ equity of €18,995 million and 42.6% by net financial debt of €14,077 million.
Net financial debt increased by €1,765 million from its level at December 31, 2005 primarily as a result of the acquisition of 66% of Slovenské Elektrárne and the consolidation of its debt. The ratio of debt to equity at June 30, 2006 was 0.74, compared with 0.63 at end-2005.

Results by Division

			Gross operating
	Revenues		margin		Operating income
Millions of euro	2nd Quarter		2nd Quarter		2nd Quarter
	2006	2005	2006	2005	2006	2005

Domestic Sales	4,902	4,241	111	(6)	87	(32)
Domestic Generation and Energy Management	3,626	3,032	930	1,323	726	1,013
Domestic Infrastructure and Networks	1,392	1,252	890	730	682	548
International	669	440	197	109	124	62
Parent Company	241	225	66	(29)	325	(31)
Services and Other Activities	274	419	63	59	42	39
Eliminations and adjustments	(2,290)	(1,844)	(3)	(1)	(4)	(1)

Total	8,814	7,765	2,254	2,185	1,982	1,598

			Gross operating
	Revenues		margin		Operating income
Millions of euro	1st Half		1st Half		1st Half
	2006	2005	2006	2005	2006	2005

Domestic Sales	10,533	9,186	162	75	113	30
Domestic Generation and Energy Management	7,932	6,597	1,850	2,234	1,413	1,657
Domestic Infrastructure and Networks	2,767	2,621	1,736	1,579	1,334	1,217
International	1,276	802	373	215	251	128
Parent Company	520	505	134	6	390	2
Services and Other Activities	510	693	97	104	55	63
Eliminations and adjustments	(4,473)	(4,252)	9	(11)	9	(11)

Total	19,065	16,152	4,361	4,202	3,565	3,086

	Capital
	expenditure		Capital expenditure		Employees (no.)
Millions of euro	2nd Quarter		1st Half
	2006	2005	2006	2005	at 30.06.2006	at 31.12.2005

Domestic Sales	5	10	14	16	5,827	5,994
Domestic Generation and Energy Management	165	190	316	320	9,628	9,006
Domestic Infrastructure and Networks	360	403	648	712	24,950	25,769
International	93	77	130	116	13,851	5,024
Parent Company	2	1	2	1	623	569
Services and Other Activities	12	17	27	35	4,624	5,416

Total	637	698	1,137	1,200	59,503	51,778

Significant events in the 1st Half of 2006
Sale of stake in Wind
On February 8, 2006, Enel and Weather Investments (Weather), a company controlled by Egyptian businessman Naguib Sawiris, completed the second and final phase of the sale of Wind. Specifically, following the exercise by Weather of the call option provided for in the agreements of May 2005, Enel sold a stake of 6.28% of Wind to a subsidiary of Weather for €328 million in cash. Enel also transferred to Weather its remaining 30.97% stake in Wind in exchange for shares representing 20.9% of Weather. Taking account of the 5.2% of Weather acquired in August in the first phase of the transaction, the transfer gave Enel a total stake of 26.1% in Weather.
Following the two phases of the Wind disposal, Weather directly and indirectly holds the entire capital of Wind, as well as a stake of 50% plus one share in Orascom Telecom Holding SAE (one of the largest mobile telephony operators in Africa, the Middle East and Asia). The Enel Group has received from Weather €3,009 million net in cash and a holding of 26.1% of Weather.
Sale of Carbones Colombianos del Cerrejon
On February 8, 2006, Enel finalized the sale of 100% of Carbones Colombianos del Cerrejon. The company, which engages in exploration, feasibility assessment and extraction activities (the latter at a coal mine in the Guaijra region of Colombia) in mines and mineral deposits, was sold for a total net price of about $38 million.
Binding offer in Slovakia
On April 24, 2006 Enel made a binding offer for the purchase of 90% of Paroplynovy Cyklus a.s. Bratislava, a company that owns a combined-cycle cogeneration plant with a capacity of about 220 MW. The remaining 10% is owned by Slovenské Elektrárne.
Acquisition of Slovenské Elektrárne
On April 28, 2006 Enel, in line with the terms of the contract signed on February 17, 2005, acquired 66% of Slovenské Elektrárne (SE), the largest generating company in Slovakia and the second-largest in Central and Eastern Europe. SE has a plant portfolio with a generation capacity of about 7,000 MW (83% of Slovakia’s capacity) well balanced between thermal, hydro and nuclear, which makes it possible to generate electricity at highly competitive costs. The price for the operation was about €840 million, on which Enel had paid a deposit of €168 million in 2005.

Disposal of 30% of Enel Unión Fenosa Renovables (Eufer)
On May 30, 2006 Enel and Unión Fenosa completed the sale of 30% of Enel Unión Fenosa Renovables (Eufer), as Unión Fenosa exercised a call option to acquire the shares from Enel. Eufer is now equally owned by the two companies.
As specified in the agreement signed in 2003, Unión Fenosa paid Enel €71.8 million. The partners have agreed on the joint management of Eufer, with each having four representatives on the eight-member board.
Tender for part of Romanian electricity grid (EMS)
On June 5, 2006 Enel won the tender organized by the Romanian Government for the sale of a majority stake in the Electrica Muntenia Sud power distribution company (EMS). Enel offered €820 million to acquire 67.5% of EMS. The price includes both the sale of the shares and a simultaneous capital increase. The closing is subject to approval of the deal by the Romanian Government, which is expected to be issued shortly.
EMS serves the capital Bucharest and the surrounding regions of Ilfov and Giurgiu. It has about 2,000 employees, and in 2005 it had revenues of about €398 million and net income of about €20 million.
Acquisition of generation capacity in Brazil
On June 9, 2006 Enel Latin America and the Brazilian company Rede Empresas de Energia Eléctrica SA and its subsidiaries Rede Power do Brasil SA and Tocantins Energia SA signed an agreement for the sale of all the shares of 11 companies in the Rede Group that hold concessions for 22 mini-hydro plants with a total installed capacity of 97.68 MW. The price of the operation totals 450 million reals, equal to about €155 million.
The closing of the operation is subject to a number of suspensory conditions, including the approval of the ANEEL (the Brazilian electricity authority).
Acquisition of additional stake in Maritza East III Power Holding and the stake in Maritza O&M Holding
On June 14, 2006 Enel finalized the acquisition from Entergy Power Bulgaria Ltd (Entergy) of 40% of Maritza East III Power Holding B.V., a Dutch company that owns 73% of Maritza East III Power Company AD, a Bulgarian company that owns the Maritza East III power plant near Stara Zagora, in south-eastern Bulgaria. Enel had already acquired 60% of Maritza East III Power Holding B.V. from Entergy in 2003, taking the lead in modernizing and operating the Maritza East III power plant, one of the country’s largest lignite-fired facilities with a capacity of 840 MW

Enel also acquired from Entergy the entire share capital of Maritza O&M Holding Netherlands B.V., a Dutch company that owns 73% of Maritza East 3 Operating Company AD, a Bulgarian company that operates and maintains the Maritza East III power plant.
The remaining 27% of both Bulgarian companies is still owned by NEK, the Bulgarian national electricity company.
Enel paid Entergy a total of €47.5 million to buy the stakes in Maritza East III Power Holding (40%) and Maritza O&M Holding Netherlands (100%).
Acquisition of holding in RusEnergoSbyt (RES), a Russian electricity trader
On June 21, 2006, in execution of the memorandum of understanding of March 2, 2006, Enel completed the acquisition of half of RusEnergoSbyt (RES), a Russian company active in the energy trading market and controlled by Grigory Berezkin, chairman of the ESN Group. In the transaction, the Dutch subsidiary Enel Investment Holding acquired 49.5% of RES Holdings, a Dutch company that owns 100% of RES, for $105 million, in line with the terms of the MoU. Thanks to the operation, Enel gains access to the electricity market of the Russian Federation in collaboration with the largest supplier in the Russian power sector, which has been operating in the wholesale and retail markets since 2003.
With this transaction, Enel strengthens its position in the Russian market, where the Company has operated since 2004, managing the combined-cycle North West Thermal Power Plant in St. Petersburg under an agreement with RAO UES. The alliance with RES is part of Enel’s European expansion strategy and is intended to position the Company to take advantage of any new opportunities offered by the liberalization of the Russian market.
Disposal of power distribution and sale assets
On June 27, 2006, Enel and Hera signed the final contract for the disposal of the Enel power grid of 18 municipalities in the Province of Modena to Hera. The price was set at €107.5 million.
The acquisition represents the execution of a preliminary agreement signed on March 13, 2006, whose suspensory conditions were subsequently met, and has been effective since the end of June. The business unit includes more than 3,700 km of network, about 80,000 customers and 42 employees. The transaction marks the completion of the agreement reached in the protocol of understanding signed in February 2005 between Enel and Meta Modena SpA, which has been merged into Hera SpA since January 1, 2006.

Regulatory and rate developments
The “Bersani” bill
On June 9 the Council of Ministers approved the text of a bill containing measures for the completion of the liberalization of the electricity and gas market and to boost energy savings and the use of renewable energy resources (the “energy package”). The main measures include:
▪	the establishment by the Authority for Electricity and Gas of public service obligations, notably standard service delivery conditions, to safeguard households and small enterprises;

▪	rules governing financial derivatives connected with the physical electricity and gas markets;

▪	stronger rules governing unbundling, with the corporate separation of electricity transport, gas transport and gas storage operations from the production, supply and sale of electricity and gas;

▪	a revision of antitrust ceilings for gas imports;

▪	the definition of criteria for assessing offers for the distribution of gas;

▪	an increase in energy efficiency targets for distributors;

▪	incentives for the construction of new gas pipelines and regasification terminals for local authorities that host energy infrastructure;

▪	stronger powers for the Authority for Electricity and Gas, especially as regards the promotion of competition in all segments of the industry.
The bill was presented in the Senate to start its passage through Parliament.
General costs of the electricity system
With joint decrees dated August 6, 2004 and June 22, 2005, the Ministry for Economic Development and the Ministry for the Economy and Finance set the amount of electricity generation costs that cannot be recovered through rates and the extra costs connected to the natural imported gas from Nigeria (stranded costs) and the related terms of reimbursement. The June 22, 2005 decree spread payments over a period ending in 2009 and defined payments through June 2006, leaving it to the Authority for Electricity and Gas to set the terms for subsequent payments.
With Resolution no. 132/06 of June 28, 2006, the Authority increased the rate component for covering stranded costs, raising it to an average of about €2.7/MWh, in order to speed up the reimbursement of costs recognized and to reduce interest owed for late payment. At June 30, 2006 Enel had collected a total of €486 million, with a remaining receivable of €980 million. The resolution also provided for two disbursements to Enel, on July 5 and 21, of a total of €510 million.
Long-term electricity import contracts
In December 2005, Italian and French authorities adopted a number of measures regarding the management of long-term contracts which Enel holds for importing electricity from France and Switzerland. The measures cover the modification of the procedures for setting the price of electricity sold to the Single Buyer and the procedure for allocating interconnection capacity to enable performance of the long-term contracts.
As regards the first point, with a decree dated December 13, 2005, the Ministry for Economic Development, also responding to requests from the Authority and the Single Buyer, modified the criteria for setting the sale price for imported electricity, replacing the value of the fuel cost hedging component with a maximum price of €66/MWh. The Authority may also reduce that amount in the event of reductions in fuel costs with respect to the scenarios envisaged at the time the price ceiling was established.
As regards interconnection capacity allocation, with its decision of December 1, 2005 the French regulator (CRE) decided that it would not reserve any capacity for the performance of the long-term contract, thereby modifying previous practice, which had envisaged the allocation of 50% of the interconnection capacity required to perform long-term contracts to the Italian ISO and 50% to foreign ISOs. Enel has appealed the decision to the French Administrative Court. Pending a decision on the appeal, Enel is selling part of the electricity under the contract abroad.
The cross-border reserve capacity set aside for the long-term contracts was the subject of a warning letter sent by the European Commission to the Italian Government.

Enel and the financial markets
In the 1st Half of 2006 world economic growth intensified.
This can be seen in the renewed vigor of the euro area combined with the acceleration of the US economy, the continued growth of the emerging Asian economies, and the good performance put in by Japan.
The performance of European GDP in the 1st Half of the year (+0.6% in the 1st Quarter, +0.9% in the 2nd Quarter) is further evidence of a strengthening recovery.
The expansion of the global economy, together with geopolitical tensions, drove oil prices to record highs, contributing to triggering inflationary pressures, which prompted the ECB to tighten monetary conditions, raising the minimum bid rate on main refinancing operations to its current level of 3%. This rate hike is reason why performance in the European utilities sector (and more generally, that of cyclical stocks) slipped in the second part of the quarter.
Against this background, Enel stock, despite the payout of the dividend, still rose 1.6% from the end of 2005.
On June 22, 2006, Enel paid shareholders a dividend of €0.44 per share, up 22.2% on that paid in the previous year (net of the interim dividend of €0.19 per share paid on November 24, 2005). This dividend represents a 6.5% yield (calculated based on the closing price of June 30, 2006).
The average daily trading volume was about 44 million shares, compared with 35 million for the 1st Half of 2005.
On June 30, 2006, the Ministry for the Economy and Finance held 21.35% of Enel, while Cassa Depositi e Prestiti held 10.17% and other shareholders the remaining 68.48%. As of that date, no other shareholders held more than 2% of the share capital.
For further information we invite you to visit the Investor Relations section of our corporate website (http://www.enel.it/azienda_en/investor_relations), which contains financial data, presentations, on-line updates on the share price, information on corporate bodies and the regulations of shareholders’ meetings, periodic updates on corporate governance issues.
We have also created a contact center for private investors (which can be reached by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Performance of Enel share price and the MIB30, S&P MIB and FTSE Electricity E300 Indices
(daily trading volume/listed price) — January 2006 to September 5, 2006

Overview of the Group’s performance and financial position
Summary of results
Domestic electricity generation and demand
Domestic electricity flows

2nd Quarter				Millions of kWh	1st Half
2006	2005	Change			2006	2005	Change

				Gross electricity generation:
59,013	59,314	(301)	-0.5%	- thermal	131,242	122,736	8,506	6.9%
12,107	11,691	416	3.6%	- hydroelectric	21,562	21,763	(201)	-0.9%
2,196	1,777	419	23.6%	- geothermal and other resources	4,453	3,627	826	22.8%
73,316	72,782	534	0.7%	Total gross electricity generation	157,257	148,126	9,131	6.2%

(3,140)	(3,186)	46	1.4%	Auxiliary services consumption	(6,647)	(6,591)	(56)	-0.8%

70,176	69,596	580	0.8%	Net electricity generation	150,610	141,535	9,075	6.4%

13,158	12,839	319	2.5%	Net electricity imports	20,567	26,746	(6,179)	-23.1%

83,334	82,435	899	1.1%	Electricity delivered to the network	171,177	168,281	2,896	1.7%

(2,158)	(2,245)	87	3.9%	Consumption for pumping	(4,401)	(4,910)	509	10.4%

81,176	80,190	986	1.2%	Electricity demand	166,776	163,371	3,405	2.1%
Source: Terna Rete Elettrica Nazionale (monthly report).
▪	Domestic electricity demand for the two periods in question increased over the same periods of 2005 (+1.2% in the 2nd Quarter and +2.1% for the 1st Half of the year) to reach 166.8 billion kWh as of June 30, 2006. Of this demand, 87.7% was met by net domestic generation for consumption and 12.3% by net electricity imports;

▪	gross electricity generation increased by 0.7% in the 2nd Quarter and by 6.2% in the 1st Half of the year as a result of lower imports and an increase in demand for electricity. The 1st Half of 2006 was characterized by a sharp increase in thermal generation (+8.5 billion kWh) and essential stability in hydroelectric generation, although the latter increased by 3.6% in the 2nd Quarter. These developments were accompanied by growth in generation from geothermal and other sources (+23.6% in the 2nd Quarter and +22.8% for the first six months);

▪	net electricity imports posted a decline of 6.2 billion kWh for the 1st Half of the year (-6.5 billion kWh in the 1st Quarter and +0.3 billion kWh in the second), due essentially to the sharp increase in energy prices in Europe in the first few months of 2006.

Enel domestic electricity generation and sales
Enel generation and sales (domestic)

2nd Quarter				Millions of kWh	1st Half
2006	2005	Change			2006	2005	Change

24,514	27,346	(2,832)	-10.4%	Net electricity generation	53,144	55,520	(2,376)	-4.3%
38,084	41,074	(2,990)	-7.3%	Electricity purchases	79,414	86,885	(7,471)	-8.6%
23,711	27,594	(3,883)	-14.1%	Sales to wholesalers (1)	50,487	56,945	(6,458)	-11.3%
28,645	30,797	(2,152)	-7.0%	Sales on the regulated market (2)	61,279	64,841	(3,562)	-5.5%
5,006	4,547	459	10.1%	Sales on the free market (2)	9,860	9,049	811	9.0%
61,737	62,671	(934)	-1.5%	Electricity transported on Enel’s network	126,302	125,689	613	0.5%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.
▪	Enel’s net domestic electricity generation fell 10.4% in the 2nd Quarter and 4.3% for the first six months. This decrease in production is almost entirely related to thermal power generation;

▪	electricity purchases fell by 7.3% in the 2nd Quarter and by 8.6% in the 1st Half. This decrease is related to lower imports and smaller sales on the regulated market;

▪	sales to wholesalers fell by 14.1% in the 2nd Quarter and by 11.3% in the 1st Half of the year due primarily to the reduction in market share (related to net electricity generation and electricity imports) to 34.8% for the first six months of 2006, compared with the 38.0% for the same period of 2005.
As for overall sales to the final consumer, Enel’s market share in the 1st Half of 2006 came to about 45.6% (about 48.3% in the same period of the previous year). In particular:
▪	sales on the regulated market fell by 7.0% in the 2nd Quarter and by 5.5% in the 1st Half, primarily the result of market liberalization;

▪	sales on the free market increased (+10.1% in the 2nd Quarter and +9.0% in the 1st Half of the year);

▪	total energy transported on Enel’s network in the 2nd Quarter fell by 1.5%, while the figure for the 1st Half is essentially in line with that of the same period of the previous year (+0.5%). Excluding from the 2005 figures the additions made during the periods in question for electricity that was physically transported in previous periods but commercially recognized in 2005 (some 1.5 TWh), the changes come to about +1.0% for the 2nd Quarter and +1.7% for the first six months of 2006.

Results of operations for the Group
The scope of consolidation for the 1st Half of 2006 changed with respect to the same period of 2005 as a result of the following main transactions:
▪	sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, 2006;

▪	sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation effective as of September 15, 2005;

▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;

▪	acquisition of 66% of Slovenské Elektrárne, a company that generates and sells electricity, on April 28, 2006;

▪	acquisition of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Maritza East III Power Company;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Maritza East 3 Operating Company;

▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). The Group now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

▪	acquisition, on January 31, 2006, of Simeo, a natural gas distribution company operating in Sicily.
Excluding the sales of Wind and Terna (for which the results and the capital gain posted in the 2nd Quarter of 2005 with the sale of the 13.86% stake in Terna have been recognized as discontinued operations), the balance-sheet effects of the other changes in the scope of consolidation do not affect the comparability of the figures for the two periods. The main effects are shown in the notes to the accounts.
It should also be noted that the changes made to the classification of certain transactions recognized on the income statement in the 1st Half of 2006, related to the management of commodity risk, resulted in related reclassifications of the comparative figures for previous periods.

Performance indicators
In order to present the results of the Group and analyze its financial structure, Enel has prepared separate reclassified schedules that differ from those envisaged under the accounting policies adopted by the Group and presented in the consolidated half-year report. These reclassified schedules contain different performance indicators from those obtained directly from the consolidated half-year financial statements.
The criteria adopted in constructing the indicators are as follows.
Gross operating margin: calculated as the “Operating income” before “Depreciation, amortization and impairment losses” and “Income from equity exchange transaction”;
Net non-current assets: calculated as the difference between “Non-current assets” and “Non-current liabilities” with the exception of:
▪	“Deferred tax assets”;

▪	“Financial receivables due from financing entities”, “Other securities” and other minor items reported under “Non-current financial assets”;

▪	“Long-term loans”;

▪	“Post-employment and other employee benefits”;

▪	“Provisions for risks and charges”;

▪	“Deferred tax liabilities”.
Net current assets: calculated as the difference between “Current assets” and “Current liabilities” with the exception of:
▪	“Receivables for factoring advances”, “Other securities” and other minor items reported under “Current financial assets”;

▪	“Cash and cash equivalents”;

▪	“Short-term loans” and the “Current portion of long-term loans”.
Net capital employed: calculated as the algebraic sum of “Net non-current assets” and “Net working capital”, provisions not previously considered, deferred tax liabilities and deferred tax assets.
Net financial debt: calculated as the sum of “Long-term loans”, the current portion of such loans and “Short-term loans” less “Current financial assets”, “Non-current financial assets” and “Cash and cash equivalents” not previously considered in other balance-sheet indicators.

Group performance

2nd Quarter				Millions of euro	1st Half
2006	2005	Change			2006	2005	Change

8,814	7,765	1,049	13.5%	Total revenues	19,065	16,152	2,913	18.0%

6,373	5,883	490	8.3%	Total costs	14,340	12,275	2,065	16.8%

(187)	303	(490)		Net income/(charges) from commodity risk management	(364)	325	(689)

2,254	2,185	69	3.2%	GROSS OPERATING MARGIN	4,361	4,202	159	3.8%

263	—	263		Income from equity exchange transaction	263	—	263

535	587	(52)	-8.9%	Depreciation, amortization and impairment losses	1,059	1,116	(57)	-5.1%

1,982	1,598	384	24.0%	OPERATING INCOME	3,565	3,086	479	15.5%

80	149	(69)	-46.3%	Financial income	161	153	8	5.2%
(229)	(312)	83	-26.6%	Financial (expense)	(442)	(505)	63	-12.5%
(149)	(163)	14	-8.6%	Net financial income/(expense)	(281)	(352)	71	-20.2%

(9)	3	(12)		Income/(expense) from equity investments accounted for using the equity method	(8)	3	(11)

1,824	1,438	386	26.8%	INCOME BEFORE TAXES	3,276	2,737	539	19.7%

672	580	92	15.9%	Income taxes	1,249	1,114	135	12.1%

1,152	858	294	34.3%	INCOME FROM CONTINUING OPERATIONS	2,027	1,623	404	24.9%

—	349	(349)		INCOME FROM DISCONTINUED OPERATIONS	—	383	(383)

1,152	1,207	(55)	-4.6%	NET INCOME (Group and minority interests)	2,027	2,006	21	1.0%

(16)	(60)	44	-73.3%	Minority interests	(49)	(91)	42	-46.2%

1,136	1,147	(11)	-1.0%	GROUP NET INCOME	1,978	1,915	63	3.3%

Revenues

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005	Change

7,969	6,643	1,326	Electricity sales and transport and Electricity Equalization Fund contributions	16,767	13,791	2,976
225	230	(5)	Gas sold to end-users	975	871	104
93	11	82	Capital gains on disposal of assets	93	11	82
527	881	(354)	Other services, sales and revenues	1,230	1,479	(249)

8,814	7,765	1,049	Total	19,065	16,152	2,913
In the 2nd Quarter of 2006, revenues from electricity sales and transport and Electricity Equalization Fund contributions came to €7,969 million, an increase of €1,326 million over the same period of 2005 (+20.0%). This increase is essentially due both to growth in revenues in foreign markets (up €452 million, €233 million of which due to the consolidation of the Slovakian company Slovenské Elektrárne from the end of April 2006), and to growth in revenues for domestic sales and transport on the free and regulated markets (up €730 million), which was due primarily to the rate increase effective as of the 2nd Quarter of 2006.
In the 1st Half of 2006, revenues from electricity sales and transport and Electricity Equalization Fund contributions came to €16,767 million, up €2,976 million over the same period of 2006 (+21.6%).
This increase is connected primarily with the following factors:
▪	a €974 million increase in revenues from foreign operations, mainly regarding €563 million related to international electricity trading and €378 million related to the foreign companies (primarily €233 million posted by Slovenské Elektrárne, €175 million by the Romanian distribution companies Enel Electrica Banat and Enel Electrica Dobrogea, which were acquired in the 2nd Quarter of 2005, and €29 million attributable to the American companies, which was partially offset by a decline of €61 million recorded by the Spanish firms);

▪	a €1,572 million increase in revenues from domestic electricity sales and transport in both the free and regulated markets, essentially as a result of growth in volumes sold and higher unit prices on the free market (up €616 million), greater revenues for the coverage of generation costs reflected in rates (up €527 million) and equalization payments for the coverage of generation costs not yet reflected in rates (up €339 million);

▪	growth of €530 million in revenues from sales on the Power Exchange, of which €274 million related to the remuneration of ancillary services;

▪	lower contributions from the Electricity Equalization Fund related to the recognition in the 1st Half of 2005 of a €100 million gain connected with the recovery of charges for green certificates incurred in 2002 and 2003.
Revenues from the sale of gas to end-users were essentially in line with the previous year with regard to the 2nd Quarter of 2006 (down €5 million), while the 1st Half of the year saw an increase of €104 million (+11.9%). This growth is attributable to the increase in the rate component connected with trends in the cost of gas, which more than offset the decline in volumes sold.
Nearly all of the capital gains on the disposal of assets, in the amount of €93 million, are related to the gain realized on the sale of distribution networks in 18 municipalities in the Province of Modena (€85 million). Gains in the 1st Half of 2005 regarded the sale of distribution networks in the municipalities of Ortona and San Vito Chietino.
Other services, sales and revenues came to €1,230 million in the 1st Half of 2006 (€527 million in the 2nd Quarter of 2006), a decline of €249 million (down €354 million in the 2nd Quarter of 2006) from the same period of 2005. Most of this reduction is related to gains recognized in the 2nd Quarter of 2005 in the amount of €262 million for prior-year regulatory items connected with reserve services provided to the Independent System Operator, as well as to the €75 million reduction for the six months in revenues for contract work in progress (down €55 million in the 2nd Quarter of 2006), due to the decline in engineering and construction for third parties, both domestically and abroad, which was limited to the completion of work in progress. As regards revenues for the 1st Half, the decreases were partly offset by the recognition of income from the settlement of prior-year items with Siemens and Terna (the former ISO) totaling €92 million.

Costs

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005	Change

3,820	3,176	644	Electricity purchases from third parties	8,304	6,688	1,616
872	877	(5)	Consumption of fuel for electricity generation	2,084	1,780	304
267	254	13	Purchases of fuel for trading and natural gas for resale to end-users	960	824	136
201	193	8	Materials	339	367	(28)
709	695	14	Personnel	1,371	1,366	5
776	766	10	Services, leases and rentals	1,523	1,462	61
(82)	—	(82)	Charges for CO2 emissions	22	—	22
45	171	(126)	Other operating costs	165	273	(108)
(235)	(249)	14	Capitalized expenses	(428)	(485)	57

6,373	5,883	490	Total	14,340	12,275	2,065
The cost of electricity purchases increased by €644 million (+20.3%) in the 2nd Quarter of 2006 and by €1,616 million (+24.2%) for the 1st Half of the year. The increase is primarily related to the rise in the average cost of electricity, which was partially offset by the reduction in quantities purchased during the two periods in question.
Consumption of fuel for electricity generation came to €872 million for the 2nd Quarter of 2006, essentially in line with the same figures for the previous year. For the first six months of 2006, these costs totaled €2,084 million, an increase of €304 million (+17.1%) due primarily to the increase in the unit cost of fuels, which more than offset the effects of the decline in thermal electricity generation.
Purchases of fuel for trading and natural gas for resale to end-users increased by €13 million for the 2nd Quarter (+5.1%) and by €136 million for the half-year period (+16.5%), essentially due to the increase in costs for the purchase of natural gas for resale to end-users as a result in price increases.
Costs for materials came to €201 million in the 2nd Quarter of 2006, essentially in line with the same period of the previous year (up €8 million), and to €339 million for the 1st Half, a decline of €28 million (-7.6%) due essentially to the decrease in material used by the Domestic Infrastructure and Networks Division following the gradual completion of the digital metering project.

Personnel costs for the 2nd Quarter of 2006 totaled €709 million for an increase of €14 million (+2.0%) and include charges related to the renewal of the national collective bargaining agreement for the electricity industry (€31 million). Excluding the effects of the change in the scope of consolidation, which mainly regarded foreign companies, personnel costs for the 2nd Quarter fell by €2 million, while the average workforce declined by 5.0%.
In the first six months of 2006, personnel costs totaled €1,371 million, which is essentially in line with the same period of the previous year. The effects of changes in the scope of consolidation for the period were offset by a decline in the average workforce, which went from the 53,984 of the 1st Half of 2005 to 51,235 in the same period of 2006.
Costs for services, leases and rentals totaled €776 million in the 2nd Quarter of 2006, up €10 million (+1.3%) over the same period of 2005, while they came to €1,523 million in the 1st Half, an increase of €61 million (+4.2%). These changes are essentially attributable to the increase in wheeling costs, which was partially offset by a decline in services related to engineering and construction.
Charges for CO2 emissions came to a negative €82 million in the 2nd Quarter of 2006, which is the net effect of the charge for the allowance deficit for the quarter (€7 million) and the adjustment in charges recognized as of March 31, 2006 (down €89 million), resulting from the reduction in the market price of the CO2 allowances in the 2nd Quarter of 2006 as compared with the prices at the end of March. In the 1st Half of 2006, the charge totaled €22 million. This includes the charge for the deficit for the period (€68 million), which was partially offset by the effect of the alignment of the allowance deficit for 2005 to the procurement prices for allowances already covered by spot and forward purchases and to the prices at the end of June for the allowances that were not yet covered (down €46 million).
Other operating costs in the 2nd Quarter of 2006 posted a decline of €126 million from the same period of the previous year due primarily to a reduction in green certificate charges (down €48 million) and lower provisions for risks and charges (down €46 million). For the first six months of 2006, these costs totaled €165 million, a decline of €108 million or 39.6%, again due essentially to lower green certificate charges (down €57 million) and provisions for risks and charges (down €31 million).
Capitalized costs fell by €14 million (-5.6%) in the 2nd Quarter and by €57 million (-11.8%) in the 1st Half of 2006, primarily due to lower investment by the Domestic

Generation and Energy Management Division and the Domestic Infrastructure and Networks Division, partially offset by an increase in investment by the International Division.
Net income/(charges) from commodity risk management came to a negative €187 million in the 2nd Quarter of 2006 and a negative €364 million in the 1st Half. The corresponding figures for 2005 were positive at €303 million and €325 million, respectively. This development is due primarily to greater net charges on contracts for differences with the Single Buyer. In particular, net charges for the first six months of 2006 include €143 million for results realized during the period (€5 million in the 2nd Quarter of 2006) and €221 million for the fair value measurement of derivative contracts at the end of the period (€182 million for the 2nd Quarter). These results reflect increases in energy prices in the pool, which also resulted in an increase in revenues from electricity sales on the Power Exchange.
Income from equity exchange transaction is related to the measurement of the effects of the swap of 30.97% of Wind for 20.9% of Weather, which led to the recognition of income of €263 million.
Depreciation, amortization and impairment losses fell €52 million (-8.9%) in the 2nd Quarter and €57 million (-5.1%) in the 1st Half of 2006 due primarily to a decline in the impairment of receivables for the two periods.
Operating income in the 2nd Quarter of 2006 came to €1,982 million, an increase of €384 million over the same period in 2005 (+24.0%). In the 1st Half of 2006, the figure amounted to €3,565 million, an increase of €479 million (+15.5%). This growth includes €263 million for the income generated by the equity exchange transaction.
Other factors that contributed to the rise in operating income are outlined in the analysis of results by Division.
Net financial expense and the result of equity investments accounted for using the equity method declined by a total of €2 million (-1.3%) in the 2nd Quarter and by €60 million (-17.2%) in the 1st Half of 2006, due primarily to the reduction in average debt for the two periods.
Income taxes came to €672 million in the 2nd Quarter of this year, representing an effective tax rate of 36.8%. The tax expense for the first six months of 2006 is estimated at €1,249 million, representing an effective tax rate of 38.1%, compared to an effective tax rate of 40.7% for the first six months of 2005. Excluding the income generated by the equity exchange transaction, the effective tax rate for the 1st Half of 2006 would be 41.2%.
Analysis of the Group’s financial position

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Net non-current assets:
Property, plant and equipment and intangible assets	32,753	30,795	1,958
Goodwill	2,069	1,575	494
Equity investments accounted for using the equity method	2,040	1,797	243
Other net non-current assets/(liabilities)	(72)	643	(715)
Total	36,790	34,810	1,980

Net current assets:
- Trade receivables	7,872	8,316	(444)
- Inventories	1,112	884	228
- Net receivables from the Electricity Equalization Fund	1,333	410	923
- Other net current assets/(liabilities) and tax provision for the period	(2,476)	(1,466)	(1,010)
- Trade payables	(5,761)	(6,610)	849
Total	2,080	1,534	546

Gross capital employed	38,870	36,344	2,526

Provisions:
- Post-employment and other employee benefits	(2,667)	(2,662)	(5)
- Provisions for risks and charges and net deferred taxes	(3,131)	(1,954)	(1,177)
Total	(5,798)	(4,616)	(1,182)

Net capital employed	33,072	31,728	1,344

Total shareholders’ equity	18,995	19,416	(421)
Net financial debt	14,077	12,312	1,765
Property, plant and equipment and intangible assets increased by €1,958 million in the 1st Half of 2006, due essentially to the change in the scope of consolidation resulting from the acquisition of a 66% stake in Slovenské Elektrárne (€2,002 million).
Goodwill, in the amount of €2,069 million, increased by €494 million due primarily to the recognition in the 1st Half of 2006 of goodwill related to the acquisitions of Slovenské Elektrárne (€461 million), RusEnergoSbyt and a 100% stake in its direct parent Res Holding (€79 million), and Maritza East 3 Operating Company (€2 million), net of the elimination of goodwill related to the sale of 30% of Enel Unión Fenosa Renovables (down €49 million). It should also be noted that the above values for the acquisitions completed during the half-year have been allocated provisionally to goodwill while waiting to complete the analysis needed to allocate the amounts more accurately to the assets acquired and/or liabilities assumed.
Equity investments accounted for using the equity method totaled €2,040 million, including €1,995 million for the investment in Weather (26.1%).
Other net non-current assets (liabilities) at June 30, 2006 showed a net liability of €72 million, compared with net assets of €643 million at December 31, 2005. This change is due primarily to the following factors:
▪	a €625 million decrease in the receivables from the Electricity Equalization Fund related essentially to the reclassification to current assets of the portion of the receivable for the reimbursement of stranded costs due within the next year, as envisaged by the Authority in its Resolution no. 132/06 of June 28, 2006;

▪	the reclassification in the 1st Half of 2006 of the 5.2% investment in Weather to equity investments accounted for using the equity method; it had been recognized among non-current financial assets in the amount of €286 million at December 31, 2005;

▪	release of the deposit for the purchase of 66% of Slovenské Elektrárne (€168 million), which was recognized among non-current financial assets at the end of 2005;

▪	an increase in other non-current assets (net) related to the consolidation of Slovenské Elektrárne in the amount of €298 million.
Net current assets amounted to €2,080 million, an increase of €546 million on December 31, 2005. This change is due to the following:
▪	a €923 million increase in net receivables from the Electricity Equalization Fund due essentially to the aforementioned reclassification of the portion of the receivable for the reimbursement of stranded costs due within one year, as well as the increase in the receivable related to the equalization mechanism for electricity purchases;

▪	a €228 million increase in inventories, the majority of which related to the change in the scope of consolidation with the acquisition of Slovenské Elektrárne;

▪	a €849 million decrease in trade payables, related essentially to the changes in balances connected with investment activities;

▪	a €444 million reduction in trade receivables primarily attributable to lower receivables for the sale of electricity on the Power Exchange by the power generation companies;

▪	a €1,010 million reduction in other net current assets/(liabilities) and tax provision for the period primarily related to tax liabilities for the period and the increase in net financial liabilities connected with the measurement of contracts for differences with the Single Buyer.

Provisions came to €5,798 million, up €1,182 million from December 31, 2005. In particular, provisions for risks and charges increased by €843 million due primarily to the change in the scope of consolidation with the acquisition of Slovenské Elektrárne (€1,110 million), which has provisions related essentially to nuclear plants.
Net capital employed came to €33,072 million at June 30, 2006, and was funded by shareholders’ equity attributable to the Group and minority interests in the amount of €18,995 million and net debt of €14,077 million. With regard to the latter figure, the debt-to-equity ratio at June 30, 2006, came to 0.74 (compared with 0.63 at December 31, 2005).
Net financial debt and changes in the period are detailed in the table below:

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Long-term debt:
- Bank loans	2,975	2,782	193
- Bonds	8,293	8,043	250
- Other loans	219	142	77
Long-term debt	11,487	10,967	520

- Long-term financial receivables	(201)	(63)	(138)

Net long-term debt	11,286	10,904	382

Short-term debt:
Bank loans:
- Short-term portion of long-term debt	340	399	(59)
- Other short-term bank debt	1,442	970	472
Short-term bank debt	1,782	1,369	413

Bonds (short-term portion)	487	487	—
Other loans (short-term portion)	33	49	(16)
Commercial paper	1,194	275	919
Other short-term financial loans	40	116	(76)

Other short-term debt	1,754	927	827

Long-term financial receivables (short-term portion)	—	(3)	3
Factoring receivables	(212)	(374)	162
Other short-term financial receivables	(12)	(3)	(9)
Cash and cash equivalents	(521)	(508)	(13)
Cash and cash equivalents and short-term financial receivables	(745)	(888)	(143)

Net short-term financial debt	2,791	1,408	1,383

NET FINANCIAL DEBT	14,077	12,312	1,765

Net financial debt at June 30, 2006 amounted to €14,077 million, an increase of €1,765 million from the previous year, due primarily to the acquisition of a 66% stake in Slovenské Elektrárne and the related consolidation of its outstanding debt.
Specifically, net long-term financial debt increased by €382 million as the net result of the increase in long-term debt in the amount of €520 million and the increase in long-term financial receivables of €138 million.
Net short-term financial debt increased by €1,383 million, €413 million of which related to short-term bank debt, €827 million to other loans, and €143 million to the increase in cash and cash equivalents and short-term financial receivables.
Cash flows

Millions of euro	1st Half
	2006	2005	Change

Cash flows from operating activities	2,956	2,977	(21)
Cash flows from investing/disinvesting activities	(1,365)	(1,014)	(351)
Cash flows from financing activities	(1,572)	(1,801)	229
Cash flows from operating activities were positive at €2,956 million in the 1st Half of 2006, compared with €2,977 million for the same period in the previous year. Excluding the contribution of Terna and Wind for the 1st Half of 2005 (€631 million), cash flows from operating activities improved by €610 million, which was generated by lower cash requirements connected with the change in net current assets for the two periods in question.
Cash flows from investing/disinvesting activities for the 1st Half of 2006 resulted in a use of funds of €1,365 million, compared with €1,014 million in the year-earlier period.
In particular, investments in property, plant and equipment and intangible assets amounted to €1,137 million, a fall of €423 million due primarily to the deconsolidation of Terna and Wind.
Investments in companies and business units, net of cash and cash equivalents acquired totaled €803 million, mainly including €672 million related to the purchase of a 66% stake in Slovenské Elektrárne (Enel had already made a deposit of €168 million in the 1st Half of 2005), €83 million for the acquisition of a 49.5% stake in Res Holdings, a Dutch firm that, in turn, holds 100% of RusEnergoSbyt, and €44 million for the purchase of a 40% interest in Maritza East III Power Holding, which holds a 73% stake in Maritza East III Power Company. The disposal of companies and business units, net of cash and cash equivalents sold, generated a cash flow of €510 million, related essentially to the sale, to a subsidiary of Weather, of a 6.28% stake in Wind for €328 million, as well as to the sale of the Modena distribution network for €108 million and the transfer of a 30% stake in Enel Unión Fenosa Renovables for €72 million. Cash flows from divestments in the 1st Half of 2005 were essentially related to the sale of a 13.86% stake in Terna at a price of €568 million.
Other divestments, in the amount of €65 million, fell by €84 million due primarily to a decrease in ordinary divestments.
Cash requirements for investing and financing activities, connected with the distribution of €2,715 million in dividends, were financed through the cash flow from operating activities, amounting to €2,956 million, as well as through the increase in net financial debt in the amount of €1,067 million and the increase in share capital and reserves due to the exercise of stock options in the amount of €76 million.

Results by Division
The results presented in this report reflect the new organizational structure launched by the Group at the end of 2005, which, in addition to the Domestic Sales Division, the Domestic Infrastructure and Networks Division and the Domestic Generation and Energy Management Division, saw the creation of an International Division that includes all the Group’s resources devoted to the production and distribution of electricity and gas abroad. The new structure has been operational since January 1, 2006.
The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
The Domestic Sales Division operates in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards.
The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.
For the purposes of providing comparable figures, the data for the 1st Half of 2005 shown in the following tables have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for transmission networks and telecommunications operations following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported as discontinued operations.

Results by Division for the 2nd Quarter of 2006 and 2005
Results by Division — 2nd Quarter 2006 (1)

	Continuing operations
		Domestic	Domestic
		Generation	Infrastructure			Services and	Eliminations
	Domestic	and Energy	and		Parent	Other	and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	TOTAL

Revenues from third parties	4,879	3,037	215	663	203	55	(238)	8,814	8,814
Revenues from other segments	23	589	1,177	6	38	219	(2,052)	—	—
Total revenues	4,902	3,626	1,392	669	241	274	(2,290)	8,814	8,814
Net income/(charges) from commodity risk management	6	(144)	—	10	(59)	—	—	(187)	(187)
Gross operating margin	111	930	890	197	66	63	(3)	2,254	2,254
Income from equity exchange transaction	—	—	—	—	263	—	—	263	263
Depreciation, amortization and impairment losses	24	204	208	73	4	21	1	535	535
Operating income	87	726	682	124	325	42	(4)	1,982	1,982
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(158)	(158)
Income taxes	—	—	—	—	—	—	—	672	672
Net income (Group and minority interests)	—	—	—	—	—	—	—	1,152	1,152
Results by Division — 2nd Quarter 2005 (1)

	Continuing operations								Discontinued operations
		Domestic	Domestic
		Generation	Infrastructure			Services	Eliminations				Eliminations
	Domestic	and Energy	and		Parent	and Other	and		Transmission		and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	Networks	TLC.	adjustments	Total	TOTAL

Revenues from third parties	4,205	2,739	88	440	167	108	18	7,765	—	—	—	—	7,765
Revenues from other segments	36	293	1,164	—	58	311	(1,862)	—	—	—	—	—	—
Total revenues	4,241	3,032	1,252	440	225	419	(1,844)	7,765	245	1,177	(115)	1,307	9,072
Net income/(charges) from commodity risk management	—	314	—	—	(11)	—	—	303	—	—	—	—	303
Gross operating margin	(6)	1,323	730	109	(29)	59	(1)	2,185	166	364	(2)	528	2,713
Depreciation, amortization and impairment losses	26	310	182	47	2	20	—	587	41	315	—	356	943
Operating income	(32)	1,013	548	62	(31)	39	(1)	1,598	125	49	(2)	172	1,770
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(160)	—	—	—	(100)	(260)
Income taxes	—	—	—	—	—	—	—	580	—	—	—	51	631
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	328	328
Net income (Group and minority interests)	—	—	—	—	—	—	—	858	—	—	—	349	1,207

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

Results by Division for the 1st Half of 2006 and 2005
Results by Division — 1st Half of 2006 (1)

	Continuing operations
		Domestic	Domestic
		Generation	Infrastructure			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	TOTAL

Revenues from third parties	10,482	6,589	402	1,269	453	98	(228)	19,065	19,065
Revenues from other segments	51	1,343	2,365	7	67	412	(4,245)	—	—
Total revenues	10,533	7,932	2,767	1,276	520	510	(4,473)	19,065	19,065
Net income/(charges) from commodity risk management	6	(324)	—	10	(56)	—	—	(364)	(364)
Gross operating margin	162	1,850	1,736	373	134	97	9	4,361	4,361
Income from equity exchange transaction	—	—	—	—	263	—	—	263	263
Depreciation, amortization and impairment losses	49	437	402	122	7	42	—	1,059	1,059
Operating income	113	1,413	1,334	251	390	55	9	3,565	3,565
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(289)	(289)
Income taxes	—	—	—	—	—	—	—	1,249	1,249
Net income (Group and minority interests)	—	—	—	—	—	—	—	2,027	2,027

Operating assets	6,113	16,817	16,458	7,627	—	1,977	(2,803)	46,189	46,189
Operating liabilities	4,858	3,754	3,249	1,761	—	1,110	(1,260)	13,472	13,472
Capital expenditure	14	316	648	130	2	27	—	1,137	1,137
Results by Division — 1st Half of 2005 (1)

	Continuing operations								Discontinued operations
		Domestic	Domestic
		Generation	Infrastructure			Services	Eliminations				Eliminations
	Domestic	and Energy	and		Parent	and Other	and		Transmission		and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	Networks	TLC.	adjustments	Total	TOTAL

Revenues from third parties	9,119	5,654	277	802	384	188	(272)	16,152	—	—	—	—	16,152
Revenues from other segments	67	943	2,344	—	121	505	(3,980)	—	—	—	—	—	—
Total revenues	9,186	6,597	2,621	802	505	693	(4,252)	16,152	500	2,339	(204)	2,635	18,787
Net income/(charges) from commodity risk management	—	346	—	—	(21)	—	—	325	—	—	—	—	325
Gross operating margin	75	2,234	1,579	215	6	104	(11)	4,202	348	757	(5)	1,100	5,302
Depreciation, amortization and impairment losses	45	577	362	87	4	41	—	1,116	82	635	—	717	1,833
Operating income	30	1,657	1,217	128	2	63	(11)	3,086	266	122	(5)	383	3,469
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(349)	—	—	—	(203)	(552)
Income taxes	—	—	—	—	—	—	—	1,114	—	—	—	125	1,239
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	328	328
Net income (Group and minority interests)	—	—	—	—	—	—	—	1,623	—	—	—	383	2,006

Operating assets (2)	6,219	16,714	15,708	4,282	—	2,945	(2,017)	43,851	—	—	—	—	43,851
Operating liabilities (2)	5,242	3,888	3,567	813	—	2,392	(1,533)	14,369	—	—	—	—	14,369
Capital expenditure	16	320	712	116	1	35	—	1,200	84	276	—	360	1,560

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

(2)	At December 31, 2005.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro
	at June 30, 2006	at Dec. 31, 2005

Total assets	53,146	50,502
Financial assets and cash and cash equivalents	2,600	3,203
Tax assets	4,357	3,448
Segment assets	46,189	43,851
-of which:
Domestic Sales	6,113	6,219
Domestic Generation and Energy Management	16,817	16,714
Domestic Infrastructure and Networks	16,458	15,708
International	7,627	4,282
Services and Other Activities	1,977	2,945
Eliminations and adjustments	(2,803)	(2,017)

Total liabilities	34,151	31,086
Financial liabilities and loans	15,490	13,819
Tax liabilities	5,189	2,898
Segment liabilities	13,472	14,369
-of which:
Domestic Sales	4,858	5,242
Domestic Generation and Energy Management	3,754	3,888
Domestic Infrastructure and Networks	3,249	3,567
International	1,761	813
Services and Other Activities	1,110	2,392
Eliminations and adjustments	(1,260)	(1,533)

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end-users. The activities are carried out by:
▪	Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market;

▪	Enel Energia, which sells electricity on the free market;

▪	Enel Gas, which sells natural gas to end-users;

▪	Enel.si, which is responsible for engineering and franchising.

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005		Change

			Electricity
4,652	4,004	648	Revenues	9,534	8,304		1,230
6	—	6	Net income/(charges) from commodity risk management	6	—		6
114	(5)	119	Gross operating margin	124	13		111
96	(26)	122	Operating income	85	(25)		110

			Gas
250	237	13	Revenues	999	882		117
(3)	(1)	(2)	Gross operating margin	38	62		(24)
(9)	(6)	(3)	Operating income	28	55		(27)

			Total
4,902	4,241	661	Revenues	10,533	9,186		1,347
6	—	6	Net income/(charges) from commodity risk management	6	—		6
111	(6)	117	Gross operating margin	162	75		87
87	(32)	119	Operating income	113	30		83

			Operating assets	6,113	6,219	(1)	(106)
			Operating liabilities	4,858	5,242	(1)	(384)
			Employees at end of period (no.)	5,827	5,994	(1)	(167)
			Capital expenditure	14	16		(2)

(1)	At December 31, 2005.

Electricity
Regulatory issues
In its decree of May 12, 2006, the Ministry of Communications established new rates for mailing correspondence. This will have an impact on Enel (notably for the mailing of utility bills) of some €23 million per year beginning in 2007, equal to an increase in annual mailing costs of about 30%. For 2006, the expected cost increase is about €7 million.
Rates and rate updates
On June 28, 2006, with Resolution no. 132/06, the Authority for Electricity and Gas raised electricity rates for the July-September 2006 Quarter by an average of about €8.50/MWh (up an average of 6.9% after tax). In particular, the increases cover the costs of purchasing electricity and ancillary services, as well as the rate component that covers stranded costs, which went from €0.30/MWh to €2.70/MWh in order to accelerate reimbursement of past amounts and minimize interest payments.
Inquiries and fact-finding investigations
On June 28, 2006, with Resolution no. 130/06, the Authority opened a formal inquiry into Enel Distribuzione’s alleged failure to observe the provisions of Resolution no. 55/00 concerning invoice transparency. The violation underlying the Authority’s measure concerns the absence, through February 2006, of indication on Enel’s invoices as to the possibility of paying invoices free of charge. The inquiry is scheduled to be completed and the final measure published by the Authority by the end of October.
Energy efficiency
With Resolution no. 7/06, the Authority has defined the energy savings targets for 2006. The Enel Group sustains approximately 60% of all energy savings efforts defined for electricity and gas.
Enel achieved the energy savings targets set for 2005.

Electricity sales

2nd Quarter				Millions of kWh	1st Half
2006	2005	Change			2006	2005	Change

				Sales on regulated market:
1,218	1,188	30	2.5%	- high-voltage	2,451	2,448	3	0.1%
3,975	5,187	(1,212)	-23.4%	- medium-voltage	8,413	10,232	(1,819)	-17.8%
23,452	24,422	(970)	-4.0%	- low-voltage	50,415	52,161	(1,746)	-3.3%
28,645	30,797	(2,152)	-7.0%	Total for regulated market	61,279	64,841	(3,562)	-5.5%

				Sales on free market:
3,034	3,198	(164)	-5.1%	- high-voltage	6,030	5,728	302	5.3%
1,511	1,029	482	46.9%	- medium-voltage	2,922	3,001	(79)	-2.6%
461	320	141	44.1%	- low-voltage	908	320	588	183.7%
5,006	4,547	459	10.1%	Total for free market	9,860	9,049	811	9.0%

33,651	35,344	(1,693)	-4.8%	TOTAL	71,139	73,890	(2,751)	-3.7%
Sales on the regulated market in the 1st Half of 2006 came to 61,279 million kWh, down 3,562 million kWh from the 1st Half of 2005 (-2,152 million kWh in the 2nd Quarter), due both to greater market liberalization and to the disposal of the distribution network in the Province of Trento in the 2nd Half of 2005.
The volume of electricity sold on the free market in the 1st Half of 2006 grew by 811 million kWh (+459 million kWh in the 2nd Quarter).
Gas
Regulatory and rate issues In conjunction with the updating of the raw materials component of the supply prices of natural gas for the third quarter of 2006, the Authority, in a manner which is not as yet entirely clear, altered the updating criteria set out in Resolution no. 248/04. The new Resolution no. 134/06 modifies certain parameters in the formula for updating the raw materials component for Brent levels above $60/bbl and provides for incentives for the renegotiation of 2005 wholesale contracts.
With Resolution no. 131/06 of June 28, the Authority began a formal inquiry into the possibility of imposing administrative sanctions against Enel Gas following the alleged failure to observe regulations concerning the content of contracts contained in the commercial code of conduct.

Gas sales
The table below shows the quantities of gas sold and the number of customers served:

2nd Quarter				1st Half
2006	2005	Change		2006	2005	Change

			Gas sold (millions of cubic meters)
387	462	(75)	Enel Group networks	2,047	2,160	(113)
252	357	(105)	Third-party networks	687	838	(151)
639	819	(180)	Total sales of gas	2,734	2,998	(264)

			Customers at end of period (no.)
			Enel Group networks	1,939,287	1,927,064	12,223
			Third-party networks	295,699	97,905	197,794
			Total customers	2,234,986	2,024,969	210,017
Operating performance in the 2nd Quarter
Total revenues for the 2nd Quarter of 2006 came to €4,902 million, up €661 million (+15.6%) over the same period of 2005, due to the following factors:
▪	an increase of €648 million in revenues from the sale of electricity, mainly relating to the increase in the portion of revenues for the coverage of generation costs that is reflected in rates (€267 million) and in equalization payments for electricity purchases (€57 million) for the coverage of generation costs not yet reflected in rates, in addition to the €375 million increase in revenues for the contribution of Enel Energia’s major customers;

▪	an increase of €13 million in revenues from gas sales attributable to the increase in unit prices, which more than made up for the decline in the volume of sales, which is partly due to the impact of seasonal factors on 2nd Quarter sales.
The gross operating margin came to €111 million, up €117 million from the negative margin of €6 million posted in the 2nd Quarter of 2005, as a result of:
▪	an increase of €119 million in the margin on electricity sales, related primarily to non-recurring items connected with the purchase of electricity in previous periods (€71 million) and to the improvement in the electricity margin;

▪	a decrease of €2 million in the margin on natural gas sales, related essentially to the application of Resolution no. 298/05 and Resolution no. 62/06 of the Authority for Electricity and Gas, which changed the criteria used for adjusting the price of gas supplies with reference to raw materials costs.
Operating income totaled €87 million, an increase of €119 million over the 2nd Quarter of 2005, taking account of depreciation, amortization and impairment losses in the amount of €24 million, essentially in line with the figures for the same period of the previous year (€26 million).
Operating performance in the 1st Half
Total revenues for the 1st Half of 2006 came to €10,533 million, up €1,347 million (+14.7%) over the same period of 2005, due to the following factors:
▪	an increase of €1,230 million in revenues from electricity sales, related primarily to the increase in the portion of revenues for the coverage of generation costs reflected in rates (€527 million) and in equalization payments for electricity purchases (€339 million) for the coverage of generation costs not yet reflected in rates, in addition to the €375 million increase in revenues for the contribution of Enel Energia’s major customers;

▪	an increase of €117 million in revenues from gas sales attributable to the increase in unit prices, which more than made up for the decline in the volume of sales.
The gross operating margin came to €162 million, up €87 million from the €75 million posted in the 1st Half of 2005, as a result of:
▪	an increase of €111 million in the margin on electricity sales, related primarily to non-recurring items connected with the purchase of electricity in previous periods (€71 million) and to the improvement in the electricity margin;

▪	a decrease of €24 million in the margin on natural gas sales, related essentially to the application of Resolution no. 248/04 and Resolution no. 134/06 of the Authority for Electricity and Gas, which changed the criteria used for adjusting the price of gas supplies with reference to raw materials costs (down €53 million), which was partially offset by the improvement in the gas margin (€14 million) and the recognition of a reimbursement for lower gas purchases in previous periods (€15 million).
Operating income, after depreciation, amortization and impairment losses in the amount of €49 million (€45 million for the same period of the previous year), came to €113 million, increasing by €83 million over the 1st Half of 2005.
Capital expenditure
Capital expenditure amounted to €14 million, essentially in line with the figure for the year-earlier period.

Domestic Generation and Energy Management
This Division operates in the field of electricity generation and energy products. In the context of the reorganization of the Division that began in 2004, Enel Produzione acquired the engineering and construction unit serving the Enel Group from Enelpower on January 1, 2006. The activities of the Domestic Generation and Energy Management Division are as follows:
▪	the generation and sale of electricity:
–	electricity generation in Italy through Enel Produzione;

–	trading on international and domestic markets through Enel Trade;
▪	the supply and sale of energy products through Enel Trade:
–	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);

–	the sale of natural gas to distributors;

–	trading on international markets:
▪	engineering and construction through Enel Produzione.
Regulatory issues
Ancillary services market (ASM)
With Resolution no. 111/06, the Authority for Electricity and Gas revised the conditions for dispatching services effective as of January 1, 2007. The resolution introduces a so-called “accounts system”. In the forward energy accounts (FEA), the forward electricity purchases and sales of the various market operators are recorded, so as to identify and handle in a separate but correlated manner all commercial obligations and buying/selling programs. This mechanism also fosters the integrated management of the spot and forward markets, thereby allowing companies to adjust forward positions on the day-ahead market. The introduction of the accounts system will make it possible to develop one or more forward trading floors.
Also as regards the ancillary services market, the Authority has:
▪	with Resolution no. 123/06, begun a procedure for defining urgent measures to contain dispatch charges as of August 1, 2006, due to the high costs recorded during April 2006. On July 12, 2006, the Authority published a document containing the related proposals;

▪	initiated a consultation on the participation of “interruptible” plants in the ASM and has recommended an extension through 2007 of the current rules governing this service, but expects to reform the service beginning in 2008, including participation in the ASM in competition with the other offers as part of a broader revision of the way in which this market operates.
Capacity payments
With Resolution no. 104/06, the Authority established the fees remunerating the availability of generation capacity for the period from January 1 to December 31, 2006, pending the start of the definitive remuneration system as defined by Article 1 of Legislative Decree 379/03. The transitory remuneration mechanism for available capacity for 2006 is in line with that of 2004 and 2005.
Temporary measures concerning the reduction of gas consumption
In early 2006 gas supplies to Italy came under severe strains, making protracted recourse to national reserves necessary and causing concern about the security of gas supplies. The situation was caused by an increase in demand in Italy and reductions in the flow of imported gas.
On January 25, 2006 the Council of Ministers issued a decree, subsequently ratified with Law 108 of March 8, 2006, containing urgent measures to ensure natural gas supplies. The measures envisaged in the decree included a number of changes to operating conditions at thermal power plants in order to contain the consumption of gas for electricity generation. Specifically, these included:
▪	the authorization for the restart, until March 31, 2006, of oil-fired plants with a power capacity of more than 300 MW that were not in service owing to the restrictions contained in the related ministerial authorizations. The measures enable third-party generation plants with a capacity of about 2,000 MW to re-enter service;

▪	the possibility to suspend, until March 31, 2006, emissions restrictions on oil-fired plants. This suspension permits the operation of oil and multifuel plants and regards the Enel power plants at Montalto di Castro, Piombino, Rossano Calabro, Termini Imerese, Cavriglia and Livorno.
On March 31, 2006, the Ministry for Productive Activities, acting in concert with the Ministry for the Environment, adopted a decree that establishes the procedures for the return to normal service of the Montalto di Castro power plant. The decree also established the emission limits applicable during the temporary period of operation until August 31, 2006.
On August 1, 2006, the Authority for Electricity and Gas issued Resolution no. 178/06 defining the methods for reimbursement of the greater costs incurred for the use of oil-fired plants. The Authority’s measure appears to be in line with the need to reimburse the additional costs actually incurred by generation companies during the “gas emergency”. The mechanism of Resolution no. 178/06 is based on a comparison of the generation costs actually incurred and those that would potentially have been incurred without the provisions of Law 108/06, while also reimbursing the incremental fixed costs incurred as a result of the restrictions set by this law (e.g. costs caused by the change in the operating conditions of dual-fuel generation units). The difference between these actual and potential costs, while also taking account of the market value of any gas that may have been made available to the generation company as a result of not being used in electricity generation, represents the additional costs incurred for which the company has the right to reimbursement.
The actual amount of the reimbursement for each company is to be established following the reconstruction of the effective costs of the plants, which the Authority will determine on the basis of self-certified statements of the individual generation companies and the findings of its own inquiry. The Authority will then issue a further measure to define the methods for disbursing the amounts due, which will be recognized under the general charges for the security of the natural gas system.
Inquiries of the Authority
On January 13, 2005, the Authority for Electricity and Gas initiated an inquiry regarding pricing on the Power Exchange from January 10 to 14, 2005. Its findings were published in April together with findings on inquiries regarding pricing on the Power Exchange in June 2004 (Resolution no. 25/05).
The conclusions of these inquiries were notified to the Competition Authority, as they revealed potential anomalies in the price formation process and an alleged abuse of market power by Enel.
On April 6, 2006 the Competition Authority undertook a preliminary investigation of Enel SpA and Enel Produzione for alleged abuse of a dominant position relative to pricing on the Power Exchange.
On May 17, 2006, the Competition Authority communicated the results of its inquiry and confirmed the accusations of abuse of dominant position.
The inquiry was originally scheduled to be completed by March 31, 2006, but was extended to October 15, 2006.
In the event that Enel SpA and Enel Produzione should be found guilty of such abuse, the Competition Authority could impose penalties that could theoretically be as high as 10% of the Group’s sales.
On August 4, 2005, as a further measure to limit market power, the Authority adopted Resolution no. 175/05, which transferred management of pumping plants that are strategic to system security away from industry companies and entrusted them to Terna Rete Elettrica Nazionale. Based on this resolution, Terna indicated that the capacity of these strategic pumping plants came to 5,940 MW, or nearly the entire capacity of all pumping plants operating in Italy. According to the resolution, the plants are to be managed by Terna, which will be paid a regulated fee for this service. Enel challenged the resolution before the Regional Administrative Court, which, on February 28, 2006, upheld the appeal and voided the resolution, ordering the Authority to compensate Enel for any losses incurred (a right which Enel waived). On May 25, 2006, the Authority for Electricity and Gas filed an appeal of the Court’s ruling, with Terna also intervening in the appeal in support of the Court’s judgment.
Emissions Trading
As regards the Emissions Trading Scheme (ETS), which was established to foster the reduction of greenhouse gas emissions, on February 23, 2006 the Ministry for the Environment issued Decree DEC/RAS/074/2006 regarding the allocation of CO2 allowances for the period 2005-2007 pursuant to Directive 2003/87/EC.
In addition to allocating emissions allowances, the decree also defined a number of other issues associated with the transposition of Directive 2003/87/EC. In particular, it established the National Registry of emissions and emissions allowances and regulated the transfer, return and cancellation of allowances.
In Italy, the regulatory framework transposing Directive 2003/87/EC was completed in June 2006 with the entry into force of Legislative Decree 216 of April 4, 2006, published in the Gazzetta Ufficiale of June 19, 2006. Among other provisions, this decree assigns the role of “national competent authority” to a committee composed of representatives from the Ministry for the Environment and the Ministry for Economic Development.
However, due to issues related to the start of the National Registry of emissions, the Ministry for the Environment issued decree DEC/RAS/670/2006 on June 28, 2006 extending until September 15, 2006 (following previous extensions to May 31 and June 30) the deadline for returning greenhouse gas allowances, which the Emissions Trading Directive had initially set at April 30, 2006.
On December 22, 2005, the European Commission published its communication COM(2005) 703 entitled “Further guidance on allocation plans for the 2008 to 2012 trading period of the EU Emission Trading Scheme”, which contains the guidelines for the design of the national allocation plans that were to have been presented to the Commission by June 30, 2006. This deadline was met by only one Member State. For Italy, a first draft of the plan for 2008-2012 was issued for consultation on July 14, 2006. Before submission to the European Commission, the Government has indicated its intention to review the document, especially in the light of its impact on competitiveness.

As for the allocation of CO2 allowances for the 2005-2007 period, Enel Produzione’s plants have been allocated 48.2 million metric tons in emission allowances for 2005, 40.5 million metric tons for 2006, and 39.9 million metric tons for 2007. The actual emissions exceeded these quotas by 8.0 million metric tons in 2005 and 3.9 million metric tons for the 1st Half of 2006.
The excess emissions can be covered by purchasing “CO2 allowances” or “CO2 credits” resulting from investment projects conducted in line with the provisions of the Kyoto Protocol.
In order to cover the allowance deficit (the difference between actual emissions and the allowances allocated), Enel Produzione has turned to the market. The allowance deficit not yet covered by spot or forward purchases through June 30, 2006, is 4.1 million metric tons of CO2.
Energy from CIP 6 plants
The Authority for Electricity and Gas recently began a process to reduce the rate component to cover CIP 6 energy costs. In particular, Resolution no. 137/06 initiated a proceeding to revise the CIP 6 energy withdrawal price component related to the avoided fuel cost, so as to bring it more closely into line with the market price of natural gas in Italy. The Authority subsequently published a consultation document containing related proposals.
Domestic Generation and Energy Management

2nd Quarter			Millions of euro			1st Half
2006	2005	Change		2006		2005		Change

3,626	3,032	594	Revenues	7,932		6,597		1,335
(144)	314	(458)	Net income/(charges) from commodity risk management	(324)		346		(670)
930	1,323	(393)	Gross operating margin	1,850		2,234		(384)
204	310	(106)	Depreciation, amortization and impairment losses	437		577		(140)
726	1,013	(287)	Operating income	1,413		1,657		(244)
			Operating assets	16,817		16,714	(1)	103
			Operating liabilities	3,754		3,888	(1)	(134)
			Employees at end of period (no.)	9,628	(2)	9,006	(1)	622
			Capital expenditure	316		320		(4)

(1)	At December 31, 2005.

(2)	Of which 760 employees for the acquisition of the business unit from Enelpower.

Net electricity generation

2nd Quarter				Millions of kWh	1st Half
2006	2005	Change			2006	2005	Change

15,983	19,086	(3,103)	-16.3%	Thermal	37,644	40,003	(2,359)	-5.9%
7,185	6,947	238	3.4%	Hydroelectric	12,710	12,859	(149)	-1.2%
1,259	1,231	28	2.3%	Geothermal	2,559	2,475	84	3.4%
87	82	5	6.1%	Other sources	231	183	48	26.3%

24,514	27,346	(2,832)	-10.4%	Total net generation	53,144	55,520	(2,376)	-4.3%
In the 1st Half of 2006, net electricity generation totaled 53,144 million kWh, a decrease of 4.3% over the same period of 2005. More specifically, thermal generation posted a decline of 2,359 million kWh, while hydroelectric generation fell 149 million kWh, partially offset by growth in geothermal generation (+84 million kWh) and generation from other sources (+48 million kWh) as a result of the entry into service of new wind plants.
Contribution to gross thermal generation

2nd Quarter				Millions of kWh	1st Half
2006		2005			2006		2005

1,445	8.4%	1,128	5.5%	High-sulfur fuel oil (S>0.25%)	5,740	14.3%	2,623	6.2%
1,157	6.8%	2,258	11.1%	Low-sulfur fuel oil (S<0.25%)	4,821	12.0%	6,079	14.3%
2,602	15.2%	3,386	16.6%	Total fuel oil	10,561	26.3%	8,702	20.5%

8,226	48.2%	9,603	47.2%	Natural gas	15,419	38.4%	19,084	44.8%
6,199	36.3%	7,318	35.9%	Coal	14,112	35.1%	14,669	34.5%
56	0.3%	53	0.3%	Orimulsion and other fuels	98	0.2%	93	0.2%

17,083	100.0%	20,360	100.0%	TOTAL	40,190	100.0%	42,548	100.0%
In the 1st Half of 2006, the fuel mix used in thermal generation saw a sharp decrease in natural gas and a rise in the use of fuel oil.
The reduced use of natural gas for electricity generation and the consequent increased use of fuel oil is related to the above-mentioned decree of the Ministry for Economic Development, which sought to address the gas shortage in the period by specifying modifications to the operations of thermal power plants in early 2006 in order to reduce the consumption of gas for electricity generation.
Operating performance in the 2nd Quarter
Revenues in the 2nd Quarter of 2006 came to €3,626 million, an increase of €594 million (+19.6%) over the same period of 2005, due to the following main factors:

▪	a €566 million increase in revenues from electricity sales by Enel Trade due essentially to stronger trading on international markets with an increase in sales of about 9 TWh;

▪	a €244 million increase in revenues from electricity sales on the Power Exchange related primarily to price increases;

▪	the recognition in the 2nd Quarter of 2005 of €362 million in prior-year regulatory items.
The gross operating margin for the 2nd Quarter came to €930 million, down €393 million (-29.7%) from the €1,323 million posted in the 2nd Quarter of 2005. This reduction primarily reflects the non-recurring items recognized during the same period of 2005 (down €362 million), as well as the effects of the fair value measurement of the contracts for differences with the Single Buyer (down €260 million), partially offset by the improvement in the generation margin.
Operating income came to €726 million, down €287 million (-28.3%) from the 2nd Quarter of 2005 (€1,013 million).
Operating performance in the 1st Half
Revenues for the 1st Half of 2006 came to €7,932 million, up €1,335 million (+20.2%) over the same period of 2005, due mainly to the following factors:
▪	a €1,121 million increase in revenues from electricity sales by Enel Trade due essentially to growth in trading on international markets with an increase in sales of about 15 TWh;

▪	a €556 million increase in revenues from electricity sales on the Power Exchange due both to price increases and to the recognition of the recovery of higher costs incurred for the “gas emergency”, as called for in the decree of the Ministry for Productive Activities;

▪	a €92 million increase in revenues for the benefits resulting from the implementation of settlement agreements with Siemens (€51 million) and the settlement of prior-year items with Terna, the former ISO (€41 million);

▪	the recognition in the 1st Half of 2005 of prior-year regulatory items in the amount of €362 million, related to the remuneration of reserve services provided to the ISO from 2002 to March 31, 2004 (€262 million), and the reimbursement of charges incurred in 2002 and 2003 for green certificates granted by the Authority for Electricity and Gas with Resolution no. 101/2005 (€100 million);

▪	lower payments called for by Resolution no. 48/04 of the Authority for Electricity and Gas for transactions on the Power Exchange, including capacity payments, the rights to use transport capacity, and revenues to cover costs of the units essential to system security in the amount of €70 million (€27 million for the 1st Half of 2006 compared with €97 million in the 1st Half of 2005);

▪	a €50 million decrease in sales of fuel to third parties following a reduction in volumes traded.
The gross operating margin came to €1,850 million, down €384 million (-17.2%) from the €2,234 million posted in the 1st Half of 2005. This reduction is primarily attributable to the lower contribution of prior-year items (down €270 million), as well as the effects of the fair value measurement of contracts for differences with the Single Buyer (down €422 million). These negative variations were partially offset by the improvement in the generation margin (€308 million).
Operating income came to €1,413 million, down €244 million (-14.7%) from the 1st Half of 2005. The contraction in the gross operating margin described above was in part offset by the benefits resulting from the €140 million decrease in depreciation, amortization and impairment losses.
Capital expenditure

Millions of euro	1st Half
	2006	2005	Change

Generation plants:
- thermal	235	142	93	65.4%
- hydroelectric	42	110	(68)	-61.8%
- geothermal	29	36	(7)	-19.5%
- alternative energy resources	5	16	(11)	-68.7%
Total generation plants	311	304	7	2.3%

Other investments in property, plant and equipment	5	7	(2)	-28.6%
Investments in intangible assets	—	9	(9)	—

TOTAL	316	320	(4)	-1.3%
Capital expenditure came to €316 million, €311 million of which for generation plants. The main investments for the 1st Half of 2006 concerned the continuation of projects on the thermoelectric plants (including the coal conversion of the Torrevaldaliga Nord plant for €102 million and the transformation of the Santa Barbara plant to combined cycle for €32 million), the refurbishing/repowering of various hydroelectric plants (€23 million) in order to cover green certificate needs, and various minor projects concerning geothermal generation plants and wind plants.

Domestic Infrastructure and Networks
The Domestic Infrastructure and Networks Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and regulated markets;

▪	Enel Rete Gas for the distribution of gas;

▪	Enel Sole for public and artistic lighting.

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005		Change

			Electricity
1,342	1,200	142	Revenues	2,603	2,441		162
877	712	165	Gross operating margin	1,652	1,474		178
688	547	141	Operating income	1,287	1,148		139

			Gas
50	52	(2)	Revenues	164	180		(16)
13	18	(5)	Gross operating margin	84	105		(21)
(6)	1	(7)	Operating income	47	69		(22)

			Total
1,392	1,252	140	Revenues	2,767	2,621		146
890	730	160	Gross operating margin	1,736	1,579		157
682	548	134	Operating income	1,334	1,217		117

			Operating assets	16,458	15,708	(1)	750
			Operating liabilities	3,249	3,567	(1)	(318)
			Employees at end of period (no.)	24,950	25,769	(1)	(819)
			Capital expenditure	648	712		(64)

(1)	At December 31, 2005.
Operating performance in the 2nd Quarter
Revenues came to €1,392 million in the 2nd Quarter of 2006, up €140 million (+11.2%) over the same period of 2005, due to the following factors:
▪	a €142 million increase in revenues from the electricity network, which in addition to the increase due to the greater quantities of electricity transported, includes €85 million in gains on the sale of the distribution and sales network in a number of municipalities in the Province of Modena (in the same period of the previous year, these gains came to €11 million);

▪	a €2 million decrease in revenues from the gas network attributable primarily to lower non-recurring income.

The total gross operating margin came to €890 million in the 2nd Quarter, an increase of €160 million (+21.9%) attributable to:
▪	an increase of €165 million in the performance of the electricity network thanks to the non-recurring income noted earlier and the containment of operating costs;
▪	a decrease of €5 million in the margin of the gas network related to the drop in revenues mentioned above, in addition to prior-year charges in the amount of €3 million.
Operating income, after increased depreciation, amortization and impairment losees in the amount of €26 million, totaled €682 million in the 2nd Quarter of 2006 (up €134 million over the same period of the previous year).
Operating performance in the 1st Half
Revenues in the 1st Half of 2006 came to €2,767 million, up €146 million (+5.6%) over the same period of 2005, due to the following factors:
▪	a €162 million increase in revenues from the electricity network, which in addition to the increase of €22 million due to the greater quantities of electricity transported, includes €85 million in gains on the sale of the distribution and sales network in a number of municipalities in the Province of Modena (in the same period of the previous year, these gains came to €11 million);
▪	a €16 million decrease in revenues from the gas network mainly due to the decline in the volume of gas transported (down €5 million) and the recognition of non-recurring income in the 1st Half of 2005 (€13 million).
The gross operating margin totaled €1,736 million, an increase of €157 million (+9.9%) due to:
▪	a €178 million increase in the performance of the electricity network, thanks essentially to the improvement in the electricity margin (€22 million), as well as the gains on the sale of the distribution network in a number of municipalities in the province of Modena (€85 million) and the containment of operating costs, particularly for personnel (€32 million);
▪	a €21 million decrease in the margin on the gas network related to the decline in revenues mentioned above and the gain recognized in 2005 in the closure of a transaction.

Operating income, after depreciation, amortization and impairment losses in the amount of €402 million (€362 million for the same period of the previous year), came to €1,334 million, increasing by €117 million (+9.6%) over the 1st Half of 2005.
Capital expenditure

Millions of euro	1st Half
	2006	2005	Change

Investments in distribution networks:
- high-voltage	71	64	7	10.9%
- medium-voltage	174	170	4	2.4%
- low-voltage	288	382	(94)	-24.6%
Total investments in electricity distribution networks	533	616	(83)	-13.5%

Investments in gas distribution networks	36	31	5	16.1%
Other investments in property, plant and equipment	37	32	5	15.6%
Investments in intangible assets	42	33	9	27.3%

TOTAL	648	712	(64)	-9.0%
Capital expenditure decreased by €64 million, due essentially to a decline in investments for low-voltage distribution networks as a result of the gradual completion of the digital metering project.

International
All the resources used in international activities relating to the production, distribution and sale of electricity and gas are concentrated in the International Division.
The chief areas of operation are:
▪	Spain, where the Division is engaged in power generation (Enel Viesgo Generación), power distribution and sales, and support services (Enel Viesgo Energia, Electra de Viesgo Distribución and Enel Viesgo Servicios);
▪	the Balkans, where it is engaged in generating activities in Slovakia (Slovenské Elektrárne, which has been included in the scope of consolidation since April 28, 2006), Bulgaria (Maritza), and power distribution and support services in Romania (Enel Electrica Banat, Enel Electrica Dobrogea and Enel Servicii, which were brought into the scope of consolidation in the second quarter of 2005);
▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America and Enel Latin America).

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005		Change
669	440	229	Revenues	1,276	802		474

10	—	10	Net income/(charges) from commodity risk management	10	—		10

197	109	88	Gross operating margin	373	215		158
73	47	26	Depreciation, amortization and impairment losses	122	87		35

124	62	62	Operating income	251	128		123

			Operating assets	7,627	4,282	(1)	3,345
			Operating liabilities	1,761	813	(1)	948
			Employees at end of period (no.)	13,851	5,024	(1)	8,827
			Capital expenditure	130	116		14

(1)	At December 31, 2005.
Regulatory issues
Spain
Royal Decree Law no. 3/2006
On February 28, 2006, Law Decree no. 3/2006 was published. It seeks to reduce the Spanish rates deficit through two measures:
▪	an obligation for bilateral contracting between power generators and distributors of the same group at a regulated price of €42.35/MWh;

▪	the deduction from generation remuneration of the value of emission rights allocated free of charge in the national plan for the period 2005-2007.
The decree was ratified by the Spanish parliament and entered into force on March 2, 2006. However, thus far only the obligation for intragroup contracting has been applied, while application of the deduction of CO2 rights is awaiting more detailed regulations.
Royal Decree Law 7/2006
On June 23, 2006, the Spanish Government approved a decree law reforming certain important aspects of the Spanish electricity market, including:
▪	the abolition of stranded costs (costes de transición à la competencia, or CTC): CTCs, which were introduced with Spanish Law 54/1997, have been acknowledged to be both inefficient, in that they distort the offers made to the pool market, and superfluous, in that the high market prices have already enabled recovery of the costs of market liberalization;
▪	the rates deficit, with the abolition of the previous 2% limit on the annual increase in the average reference rate;
▪	new incentives for the use of domestic coal: the Spanish Government can now establish incentives of up to €10/MWh over an indefinite time period, compared with the current €6/MWh, which was only guaranteed through 2007;
▪	incentives for generation from renewable resources, with the payment of an incentive that increases independently from that of the reference rate.
Royal Decree Law 809/2006
On June 30, 2006, the Spanish Government increased the rate for industrial customers by 6% in order to recover a portion of the 2005 deficit, which is considered as a system cost and, as such, to be financed through rates of the next 14 years. As from July 2007, it will be mandatory for new users to install meters that allow for the application of hourly rates and remote metering. The Government will also develop a plan for replacing old meters at the national level.
Antitrust proceedings
On November 8, 2004, the Spanish antitrust authority, Servicio de Defensa de la Competencia (SDC), in response to a report filed by the Comisión Nacional de Energia (CNE), opened antitrust proceedings against Enel Viesgo Generación for alleged abuse of a dominant position in 2002 and in the first few months of 2003. In January 2005, the inquiry was extended to all of 2003.
On October 5, 2005, the results of the inquiry were reported, and on November 3, 2005, the SDC brought the case to the Spanish antitrust court, Tribunal de Defensa de la Competencia. The proceedings will be concluded by the end of November 2006.

On May 8, 2005, the SDC initiated a second investigation of Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market. The proceedings, where are in response to a complaint filed by Endesa, regard the period from mid-2004 through the first part of 2005.
Slovakia
The New Decommissioning Fund Act (Law 238 of March 16, 2006)
On April 26, 2006, the Slovakian Government published Law 238, which sets out new criteria for the establishment and management of the fund for the decommissioning of nuclear power plants and the management of related waste. In particular:
▪	the law recognizes and quantifies a shortfall in the fund that had accumulated through the date on which the law went into effect. The law calls for this shortfall to be covered by a levy to be applied to all electricity consumers. The amount of this levy is not specified in the law;
▪	for the contributions subsequent to July 1, 2006, the fund is to be financed by the operators of the nuclear power plants. The size of the contributions is to be set in accordance with a two-part mechanism, with an annual fixed component in the amount of about €9,000 per MW of nuclear power output and a variable component equal to 5.95% (6.8% for the period from July 1 to December 31, 2006) of revenues from the sale of electricity generated by nuclear power plants (as determined based on sales prices from the previous year);
▪	the law also establishes that, for the 2007-2011 period, the total annual contribution to the fund by Slovenské Elektrárne (SE) will in no event exceed about €48 million.
In early June, the Slovakian Government appointed the members of the fund’s board of trustees, the fund’s top administrative body.
The must-run plants of Slovenské Elektrárne
SE owns two thermal plants that, in compliance with the “general economic interest” clause of the new Slovakian Energy Act (Law 658/2004), are required by law to guarantee availability of capacity and electricity. These are the plants in Novaky (ENO) and Vojany (EVO). Specifically:
▪	ENO is a plant through which the Slovakian authorities subsidize the extraction and use of national (non-competitive) lignite, which the company is required to use in fixed quantities established annually by the government;

▪	EVO, located near the country’s eastern border, is required, owing to structural problems with the transmission network, to guarantee operations in order to maintain system stability.
The law states that SE is to be compensated for costs incurred for the operation of these plants, that cannot be recovered through the sale of electricity on the market, through a system costs (SC) rate component levied on all final consumers. This rate component is set annually by the Slovakian regulator (URSO) based on the expected extra costs to be paid to SE.
For 2005, URSO set the amount of this reimbursement to SE for the two plants at SKK 2.2 billion (Decisions 156/2005/E, 157/2005/E and 180/2005/E), or about €56 million. Based on actual final data, SE feels that this amount is insufficient. Therefore, in May 2006, the company filed a formal request for an additional reimbursement from URSO, thereby initiating negotiations with the regulatory body, which are still under way.
For 2006, URSO again set the amount of the reimbursement for SE’s must-run plants at about SKK 2.2 billion (Decisions 9/2006/E). It is expected that a request for additional reimbursement will again be necessary for 2006.
Emission Trading
In Spain, the plants of Enel Viesgo Generación have been allocated 3.9 million metric tons for 2005, 3.4 million metric tons for 2006, and 2.65 million metric tons for 2007. The actual emissions exceeded these quotas by 2.1 million metric tons in 2005 and 0.4 million metric tons in the 1st Half of 2006.
Net electricity generation

2nd Quarter				Millions of kWh	1st Half
2006	2005	Change			2006	2005	Change

1,778	2,331	(553)	-23.7%	Thermal	3,938	4,885	(947)	-19.4%
1,816	785	1,031	131.3%	Hydroelectric	2,612	1,452	1,160	79.9%
2,525	—	2,525	—	Nuclear	2,525	—	2,525	—
311	310	1	0.3%	Other sources	716	692	24	3.5%

6,430	3,426	3,004	87.7%	Total	9,791	7,029	2,762	39.3%
Net generation abroad in the 1st Half of 2006 totaled 9,791 million kWh, an increase of 2,762 million kWh, attributable primarily to the consolidation of Slovenské Elektrárne, which mainly contributes with nuclear power generation.

Electricity sales

2nd Quarter							1st Half
	Sold on the			Sold on the				Sold on the			Sold on the
Sold on the	regulated		Sold on the	regulated			Sold on the	regulated		Sold on the	regulated
free market	market	Total	free market	market	Total	Millions of kWh	free market	market	Total	free market	market	Total
2006			2005				2006			2005

100	717	817	289	552	841	High-voltage	252	1,215	1,467	545	957	1,502
147	310	457	57	301	358	Medium-voltage	277	696	973	107	353	460
20	1,127	1,147	1	859	860	Low-voltage	38	2,482	2,520	1	1,346	1,347

267	2,154	2,421	347	1,712	2,059	Total	567	4,393	4,960	653	2,656	3,309
Electricity sold by the International Division in the first six months of 2006 increased by 1,651 million kWh, with growth concentrated in the 1st Quarter due to the consolidation of the Romanian companies at the end of April 2005.
Operating performance in the 2nd Quarter
Revenues grew by €229 million (+52.0%), going from €440 million to €669 million. This increase is essentially attributable to the consolidation of Slovenské Elektrárne (€244 million) and the increase in revenues of the Romanian companies (€33 million), which was partially offset by the reduction in electricity generation revenues of the Spanish companies (€61 million) due to a decline in the volumes of electricity generated.
The gross operating margin came to €197 million, an increase of €88 million (+80.7%) over the same period of 2005, of which €70 million related to the consolidation of Slovenské Elektrárne, €14 million related to the Romanian companies, and €11 million to the American companies. These increases were partially offset by a €5 million decline in the margin of the Spanish companies, which is primarily attributable to the proportionate consolidation of Enel Unión Fenosa Renovables.
Operating income came to €124 million, an increase over the same period of 2005 of €62 million, of which €49 million attributable to Slovenské Elektrárne and €11 million to the Romanian companies.
Operating performance in the 1st Half
Revenues grew by €474 million (+59.1%), going from €802 million to €1,276 million. This increase is essentially attributable to the consolidation of Slovenské Elektrárne (€244 million), the acquisition of the two Romanian distribution companies during the 2nd Quarter of 2005 (€169 million), the increase in the revenues of the American companies (€27 million), and income from reimbursements received by Maritza related to disputes over project delays (€33 million).

The gross operating margin came to €373 million, an increase of €158 million (+73.5%) over the same period of 2005, of which €70 million related to the consolidation of Slovenské Elektrárne, €44 million related to the Romanian companies, €31 million attributable to Maritza, and €24 million to the American companies. These increases were partially offset by an €11 million decline in the margin of the Spanish companies, which is primarily due to the proportionate consolidation of Enel Unión Fenosa Renovables and the lower electricity margin of Enel Viesgo Generación due to lower power generation (-1.5 TWh).
Operating income came to €251 million, an increase of €123 million (+96.1%) over the same period of 2005, of which €49 million attributable to Slovenské Elektrárne, €49 million to the consolidation of the Romanian companies, and €28 million to Maritza.
Capital expenditure

Millions of euro	1st Half
	2006	2005	Change

Generation plants:
- thermal	34	49	(15)	-30.6%
- hydroelectric	12	9	3	33.3%
- nuclear	16	—	16	—
- alternative energy resources	31	33	(2)	-6.1%
Total generation plants	93	91	2	2.2%

Investments in distribution networks	30	20	10	50.0%
Other investments in property, plant and equipment	3	1	2	—
Investments in intangible assets	4	4	—	—

TOTAL	130	116	14	12.1%
Capital expenditure came to €130 million, an increase of €14 million, which is primarily attributable to the investments of Slovenské Elektrárne in the nuclear power field.

Parent Company and Other Activities
Parent Company and Other Activities

2nd Quarter			Millions of euro	1st Half
2006	2005	Change		2006	2005		Change

			Parent Company
241	225	16	Revenues	520	505		15
(59)	(11)	(48)	Net income/(charges) from commodity risk management	(56)	(21)		(35)
66	(29)	95	Gross operating margin	134	6		128
263	—	263	Income from equity exchange transaction	263	—		263
325	(31)	356	Operating income	390	2		388
			Employees at end of (no.)	623	569	(1)	54
			Capital expenditure	2	1		1

			Services and Other Activities
274	419	(145)	Revenues	510	693		(183)
63	59	4	Gross operating margin	97	104		(7)
42	39	3	Operating income	55	63		(8)

			Operating assets	1,984	2,945	(1)	(961)
			Operating liabilities	1,110	2,392	(1)	(1,282)
			Employees at period-end (no.)	4,624	5,416	(1)	(792)
			Capital expenditure	27	35		(8)

(1)	At December 31, 2005.
Parent Company
As an industrial holding company, the group parent, Enel SpA, defines strategic targets for the Group and coordinates activities of its subsidiaries and associates.
In addition, Enel SpA manages central treasury operations and insurance risk coverage, providing assistance and guidelines on organization, personnel management and labor relations, accounting, administrative, fiscal, legal, and corporate matters. Moreover, the Parent Company retains title to long-term electricity import contracts.
Operating performance in the 2nd Quarter
Revenues came to €241 million in the 2nd Quarter of 2006, an increase of €16 million over the same period of 2005 (+7.1%), due primarily to the increase in revenues from electricity sales mainly as a result of higher sales prices.
The gross operating margin for the 2nd Quarter of 2006 totaled €66 million, an increase of €95 million over the same period of 2005. This is primarily attributable to the increase in margins on the electricity sales under the long-term import contracts.

Operating income amounted to €325 million, an increase of €356 million on the loss of €31 million posted for the same period of the previous year, due primarily to the recognition of €263 million in respect of the exchange of Wind and Weather shares.
Operating performance in the 1st Half
Revenues came to €520 million in the 1st Half of 2006, an increase of €15 million over the same period of 2005 (+3.0%). This increase is essentially attributable to the release to the income statement of the €23 million of income recognized in 2005 directly in equity in respect of the measurement at fair value of the Terna bonus shares,he rights to which were exercised in January 2006.
The gross operating margin for the 1st Half of 2006 amounted to €134 million, an increase of €128 million over the same period in 2005, related essentially to the income on the Terna shares and the improvement in the margin on electricity sales (up €84 million). These factors also combined with a reduction in operating costs, which was primarily related to lower provisions for risks and charges compared with the 1st Half of 2005 (€15 million).
Operating income came to €390 million, an increase of €388 million over the same period of the previous year (€2 million), due both to the improvement in the gross operating margin and to the recognition of the income related to the Wind-Weather share exchange.
Services and Other Activities
The Services and Other Activities area provides competitive services to the various Enel Group companies. The area includes Real Estate and Services, Engineering and Construction, Information Technologies, Personnel Training and Administration, Administrative Services, Factoring and Insurance Services, and water activities, which are gradually being divested.
For the purposes of comparison between the periods in question, it should be noted that on April 1, 2005, Enel Servizi acquired the “Administration” units of the Parent Company, Enel Distribuzione and Enel Produzione, while the Enelpower unit involved in engineering and construction activities for Group power plants was acquired by Enel Produzione on January 1, 2006.

Operating performance in the 2nd Quarter
Revenues for the Services and Other Activities area came to €274 million in the 2nd Quarter of 2006, compared with €419 million in the corresponding period of 2005 (-34.6%). This decline is essentially the result of the sale to Enel Produzione of the engineering and construction unit (down €155 million).
The gross operating margin for the 2nd Quarter of 2006 amounted to €63 million, an increase of €4 million over the same period of 2005, essentially related to the recovery of margins on the work performed by Enelpower for third-party customers.
Operating income for the 2nd Quarter of 2006 came to €42 million, an increase of €3 million over the same period of 2005.
Operating performance in the 1st Half
Revenues for the Services and Other Activities area came to €510 million in the first six months of 2006, compared with €693 million in the corresponding period of 2005 (-26.4%). This decline is essentially the result of the sale to Enel Produzione of the engineering and construction unit (down €262 million) and smaller gains on the sale of real estate by Dalmazia Trieste (a decrease of €16 million), which was partially offset by higher revenues for staff services delivered by Enel Servizi thanks to its acquisitions of these operations in the 2nd Quarter of 2005 (up €82 million).
The gross operating margin for the 1st Half of 2006 amounted to €97 million, a decrease of €7 million from the same period of 2005, related essentially to the decrease in real estate gains.
Operating income amounted to €55 million in the 1st Half of 2006, down €8 million from the same period of 2005.

Outlook
During the 1st Half of 2006, Enel continued to invest abroad. In April, we completed the acquisition of 66% of Slovenské Elektrárne, the largest generating company in Slovakia and the second-largest in Central and Eastern Europe. It has a generation capacity of about 7,000 MW well balanced between thermal, hydro and nuclear, which makes it possible to generate electricity at highly competitive costs.
Enel also finalized other major international transactions in the 1st Half of the year, such as the acquisition of a stake in the Russian electricity trader RES, the agreement to acquire 11 companies that hold concessions for hydroelectric generation plants in Brazil and the awarding of the tender for the acquisition of a 67.5% stake in Electrica Muntenia Sud (the Bucharest electricity network).
With these transactions, Enel confirms its strategy of pursuing international growth.
To achieve this goal, Enel has taken steps to acquire the necessary financial resources to be used in the development initiatives now being assessed.
In Italy, Enel will continue to develop programs to increase efficiency, seeking also to leverage the potential synergies between the electricity and gas segments. Actions to improve the operating efficiency of plants and transform our power stations and optimize fuel supplies will continue.
Taking account of cash flows from current operations and scheduled non-recurring operations, net financial debt is expected to stand at about €15 billion at the end of the year.
The actions undertaken and the cost-containment initiatives under way in the various business segments will continue to have positive effects in 2006, with results for the year expected to improve.

Research and development
The Enel Group conducts competitive research aimed an increasing the competitiveness of generation plants by improving operating performance and compatibility with environmental policy. Research spending incurred in the 1st Half of 2006 came to about €10 million, which is essentially in line with the figure for the 1st Half of 2005 (€8 million).
“System research”, conducted for the benefit of all actors in the Italian electrical system, governed by regulations concerning the reorganization of the electrical industry, and remunerated through a specific rate component, is conducted by the associated company Cesi, in which the Enel Group held a 25.92% stake as of June 30, 2006.
In the first six months of 2006, competitive research continued to concentrate on the various aspects of electricity generation, and in particular:
▪	development activities continued for the gas turbine diagnostics system, and efforts have begun on the development of the specific early diagnostics system for gas turbine and steam cycle anomalies for the Santa Barbara plant, which is expected to enter service in the second half of 2006;
▪	research activities have continued on the optimization of combustion in oil and coal-fired facilities of Enel Produzione. More specifically, the training simulator for the analysis of the dynamic behavior of the fluidized bed boiler and of the thermal cycle of the Sulcis plant, and, with regard to the coal combustion systems of the Brindisi Sud thermoelectric plant, testing has begun in order to verify the behavior and performance of three different burners;
▪	in the area of emissions control, the activities begun in 2005 have continued with regard to the control of mercury with the start of the La Spezia pilot circuit and the development of the pollutant measurement technique for coal flue gas at the Marghera industrial pilot plant. Work on the online emissions database software has also begun. The purpose of this software is to provide an assessment of the impact of fuel on the pollution abatement systems and on stack emissions. Finally, work has continued on achieving “zero emissions” in geothermal operations, as well as the work that began in 2005 for the development of a method of assessing the contribution of coal-fired plants to the quantity of particulates in the atmosphere;
▪	the guidelines have been established for the plant implementation of a system of quality control and CE labeling of the light ash to be used in creating structural concrete. Efforts have also continued to optimize operations aimed at reusing fluidized bed ash, and, upon the conclusion of the “CENERI DOC” project financed by the Italian Ministry of Education, Universities and Research, the main results of the tests conducted on technologies to reduce the amount of material in ash that is not fully combusted and on the processes of producing and using fly ash;
▪	within the scope of the Dynamis project, financed by the European Union, a model has been developed to simulate coal gasification cycles coupled with systems that make it possible to subsequently separate the carbon dioxide produced, while also developing a model to simulate a low-temperature coal oxidation process with the separation of liquid carbon dioxide;
▪	activities have continued on the development of an advanced 12MW hydrogen-powered thermoelectric unit to be located at the Fusina plant. The plant will run on the hydrogen currently available at the Marghera petrochemical center. In the 1st Half of 2006, the hydrogen gas turbine was ordered, and the detailed engineering has begun. An order has also been issued to upgrade the Sesta test station in order to be able to conduct the full range of tests on hydrogen-fired combustors. Within the scope of the project financed by Fondo Integrativo Speciale per la Ricerca (FISR), work has begun to implement the changes to the pyrolysis plant at Bastardo.

Human resources and organization
Organization
During the 1st Half of 2006, efforts continued on the reorganization of the Domestic Generation and Energy Management, Domestic Sales, and Domestic Infrastructure and Networks Divisions, which began with the implementation of the Group’s new organizational structure at the end of 2005. Within the Domestic Generation and Energy Management Division, Enel Produzione has taken responsibility for the engineering and construction activities of Enelpower for the various Group companies.
The structure of the Domestic Sales Division has been transformed from product-based to customer-based, so as to improve coverage of end-user markets for electricity and gas in Italy, developing an integrated product/service offering and ensuring the achievement of commercial service quality levels.
Development and training
For the 1st Half of 2006, the goals of Enel’s development system, such as the increasingly individual management of human resources and the internal development of management and key professional roles, were fully supported by the main development initiatives carried out during the period.
These initiatives can be grouped into two areas: management and implementation of development plans in line with the appraisal processes conducted in 2005; the implementation of new initiatives.
With regard to the second of these areas, in the 1st Half of 2006, the management review process began in order to map the management population and to create succession tables.
The appraisal process for all of Enel’s senior management was largely completed, and in the second half of 2006, this process will be extended to the supervisor level.
As for training, the 1st Half of 2006 focused on wide-reaching initiatives in various segments of the workforce, involved all Divisions, and was conducted along the following lines:
▪	strengthening management with initiatives targeting senior managers at the various Divisions and their line managers, focusing on the issues of vision building and team integration;
▪	change management support. In this area, the spring campaign of the Domestic Sales Division was particular important; it included initiatives aimed at developing skills in consulting and service sales and involved some 1,400 employees;

▪	corporate training for new hires and new management in order to support employees along their career paths and to promote the dissemination of a common Enel culture and shared know-how;
▪	skills maintenance and development, with both training on technical knowledge (e.g. courses for buyers or on financial auditing) and training aimed at aligning skills with new legislation and regulations (such as IFRS and the Sarbanes-Oxley Act).
Hiring
Once again during the 1st Half of 2006, hiring was aimed primarily at first-time job seekers who can grow within the company and be trained in the various professional skills required by Enel. The recruitment process was highly focused on candidates who contact the organization at their own initiative through the dedicated section of the corporate website. The selection process is tailored according to the type and number of positions to be covered.
During the 1st Half of 2006, 180 people were hired in order to strengthen Enel’s core business (power generation, plant operations and maintenance, and sales).
The orientation and insertion process for the recent university graduates hired in 2005 continued, through both cross-organizational and cross-divisional training programs and the monitoring conducted over the first six months of employment.
The partnerships with international companies and organizations have been intensified and have led to the realization of exchange programs for people from areas that are of strategic interest to Enel (primarily Eastern Europe and Central America). They participated in internships within the Energy Management and Renewable Energy areas of the Domestic Generation and Energy Management Division.
Labor relations
Electricity industry
In the 1st Half of 2006, the implementation of the new divisional structure continued throughout the organization. Accordingly, Enel continued dialoguing with the trade unions regarding the transfer of processes and human resources to Enel Servizi and the corporate rationalization of the Domestic Generation and Energy Management Division following the merger of Enelpower into Enel Produzione. Negotiations continued in preparation for the creation of the European Corporate Committee within Enel, with the confirmation of the coordinating role of the European Federation of Public Service Unions (EPSU) and the integration of the union delegation by the European Mine Chemical Energy Workers’ Federation (EMCEF).

On May 12, an agreement was reached with the founders of the executive complementary pension fund (Enel and Cordenel/Federmanager), which called for an increase in the contributions for the members.
Easily the most significant development of the 1st Half of the year were the negotiations for the renewal of the national collective bargaining agreement, which took place at the industry level. Negotiations intensified during the period, with a crowded calendar of meetings culminating in June with the sensitive final phase, which led to the signing of the accord in July 2006.
Gas industry
During the period, Enel dialogued with the trade unions regarding the reorganization of the gas distribution and sales businesses in line with the new divisional structure (with the creation of the Domestic Infrastructure and Networks Division and the Domestic Sales Division). At the industry level, the 1st Half of 2006 saw an intensive series of meetings for the renewal of the national collective bargaining agreement for the gas and water industry, which expired on December 31, 2005.
Staffing levels
As of June 30, 2006, the Enel Group employed a total of 59,503 people. This increase in the Group’s workforce was due to the acquisition of foreign companies (Slovenské Elektrárne and its subsidiaries, Maritza East III Operating Company, and RusEnergoSbyt).
The balance of new hires and terminations of employment (a decrease of 1,010 employees) is in line with developments in previous years.
The period also saw:
▪	the acquisition of Simeo (Domestic Gas, 24 employees), Slovenské Elektrárne (Slovakia, 6,668 employees), Ochrana (a subsidiary of Slovenské Elektrárne, 510 employees), Energoslužby (a subsidiary of Slovenské Elektrárne, 365 employees), AITEN (a subsidiary of Slovenské Elektrárne, 39 employees), Maritza East III Operating Company (Bulgaria, 1,004 employees), and RusEnergoSbyt (Russia, 205 employees);
▪	the sale of an Enel Distribuzione business unit with 42 employees to HERA;
▪	the sale of Carbones Colombianos del Cerrejon (Domestic Generation and Energy Management Division, 16 employees).
Terminations of employment were primarily related to consensual early retirement incentive programs (approximately 78% for the whole Group and 90% for the Italian companies).
At June 30, 2006, the employees of foreign-based companies of the Group numbered 13,851.

Changes in the total number of employees as of June 30, 2006, are summarized in the table below:

Employees at Dec. 31, 2005		51,778

Changes in scope of consolidation:
- Simeo	24
- Slovenské Elektrárne Group	7,582
- Maritza East 3 Operating Company	1,004
- RusEnergoSbyt (1)	205
- Sale of 30% of Enel Unión Fenosa Renovables (2)	(22)
- Sale of business unit (to Hera)	(42)
- Sale of Carbones Colombianos del Cerrejon	(16)

		8,735

Hirings	423
Terminations of employment	(1,433)

		(1,010)

Employees at June 30, 2006		59,503

(1)	Equal to 49.5% of the total workforce.

(2)	Following proportionate consolidation after sale of 30%.

Pursuant to Consob notice no. DEM/6064293 of July 28, 2006, the following table provides a reconciliation of Group results for the period and shareholders’ equity with the corresponding figures for the Parent Company

		Shareholders’		Shareholders’
	Income statement	equity at June 30,	Income statement	equity at June 30,
Millions of euro	1st Half 2006	2006	1st Half 2005	2005
Half-year financial statements — Enel SpA	3,264	15,673	1,772	15,001

- Carrying amount and impairment adjustments of consolidated equity investments and equity investments accounted for using the equity method	106	(18,003)	228	(22,045)

- Shareholders’ equity and net income (calculated using harmonized accounting policies) of the consolidated companies and groups and those accounted for using the equity method, net of minority interests	1,695	21,040	1,521	25,861

- Consolidation differences at the Group consolidation level	—	760	—	(273)

- Intragroup dividends	(3,079)	—	(1,556)	—

- Elimination of unrealized intragroup income, net of tax effects and other minor adjustments	(8)	(985)	(50)	(575)

TOTAL GROUP	1,978	18,485	1,915	17,969

TOTAL MINORITY INTERESTS	49	510	91	1,448

CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS	2,027	18,995	2,006	19,417

Consolidated financial statements

Consolidated Income Statement

Millions of euro	Notes	1st Half
		2006	2005

Revenues
Revenues from sales and services	5.a	18,575	15,824
Other revenues	5.b	490	328
	[Subtotal]	19,065	16,152

Income from equity exchange transaction	6	263	—

Costs
Raw materials and consumables	7.a	11,646	9,624
Services	7.b	1,564	1,497
Personnel	7.c	1,371	1,366
Depreciation, amortization and impairment losses		1,059	1,116
Other operating expenses	7.d	187	273
Capitalized costs	7.e	(428)	(485)
	[Subtotal]	15,399	13,391

Net income/(charges) from commodity risk management	8	(364)	325

Operating income		3,565	3,086
Financial income	9	161	153
Financial expense	9	(442)	(505)
Share of income/(expense) from equity investments accounted for using the equity method		(8)	3

Income before taxes		3,276	2,737

Income taxes	10	1,249	1,114

Income from continuing operations		2,027	1,623

Income from discontinued operations	11	—	383

Net income for the period (shareholders of the Parent Company and minority interests)		2,027	2,006

Attributable to minority interests		49	91

Attributable to shareholders of the Parent Company		1,978	1,915

Earnings per share (euro)		0.33	0.33
Diluted earnings per share (euro)		0.33 (1)	0.33
Earnings from continuing operations per share		0.33	0.27
Diluted earnings from continuing operations per share		0.33	0.27
Earnings from discontinued operations per share		—	0.06
Diluted earnings from discontinued operations per share		—	0.06

(1)	Calculated by adjusting the average number of ordinary shares for the period (6,182,821,431 shares) to take account of the diluting effect of stock options for the period (€17 million).

73

Consolidated Balance Sheet

Millions of euro	Notes
		At June 30,
ASSETS		2006	At Dec. 31, 2005
Non-current assets
Property, plant and equipment	12	32,110	30,188
Investment property		8	—
Intangible assets	13	2,704	2,182
Deferred tax assets	14	1,450	1,778
Equity investments accounted for using the equity method	15	2,040	1,797
Non-current financial assets	16	533	836
Other non-current assets	17	628	975
	[Total]	39,473	37,756

Current assets
Inventories	18	1,112	884
Trade receivables	19	7,872	8,316
Tax receivables		855	789
Current financial assets	20	340	569
Cash and cash equivalents	21	496	476
Other current assets	22	2,998	1,712
	[Total]	13,673	12,746

TOTAL ASSETS		53,146	50,502

Millions of euro	Notes
			At Dec. 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY		At June 30, 2006	2005
Equity attributable to the shareholders of the Parent Company	23
Share capital		6,171	6,157
Other reserves		4,402	4,251
Retained earnings (losses carried forward)		5,934	5,923
Net income for the period(1)		1,978	2,726
	[Total]	18,485	19,057

Equity attributable to minority interests		510	359

TOTAL SHAREHOLDERS’ EQUITY		18,995	19,416

Non-current liabilities
Long-term loans	24	11,487	10,967
Post-employment and other employee benefits		2,667	2,662
Provisions for risks and charges	25	2,110	1,267
Deferred tax liabilities	26	2,470	2,464
Non-current financial liabilities	27	114	262
Other non-current liabilities		918	846
	[Total]	19,766	18,468

Current liabilities
Short-term loans	28	2,676	1,361
Current portion of long-term loans	24	860	935
Trade payables	29	5,761	6,610
Income tax payable		22	28
Current financial liabilities	30	466	294
Other current liabilities and tax provision for the period	31	4,600	3,390
	[Total]	14,385	12,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,146	50,502

(1)	2005 figure net of interim dividend for 2005, equal to €1,169 million.

Consolidated Statement of Cash Flows

Millions of euro	1st Half
	2006	2005
Income for the period (shareholders of the Parent Company and minority interests)	2,027	2,006

Adjustments for:
Amortization of intangible assets	75	209
Depreciation of property, plant and equipment	972	1,531
Exchange rate gains and losses (including cash and cash equivalents)	(1)	(18)
Provisions	223	202
Financial (income)/expense	225	492
Income taxes	1,249	1,240
(Gains)/losses and other non-monetary items	(337)	(363)
Cash flow from operating activities before changes in net current assets	4,433	5,299

Increase/(decrease) in provisions including post-employment and other employee benefits	(444)	(262)
(Increase)/decrease in inventories	(145)	49
(Increase)/decrease in trade receivables	555	(700)
(Increase)/decrease in financial and non-financial assets/liabilities	(189)	(163)
Increase/(decrease) in trade payables	(885)	(236)
Interest income and other financial income collected	129	112
Interest expense and other financial expense paid	(380)	(635)
Income taxes paid	(118)	(487)
Cash flows from operating activities (a)	2,956	2,977
- of which: discontinued operations		631

Investments in property, plant and equipment	(1,049)	(1,426)
Investments in intangible assets	(88)	(134)
Investments in entities (or business units) less cash and cash equivalents acquired	(803)	(187)
Disposals of entities (or business units) less cash and cash equivalents sold	510	584
(Increase)/decrease in other investing activities	65	149
Cash flows from investing/disinvesting activities (b)	(1,365)	(1,014)
- of which: discontinued operations	—	(352)

Change in net financial debt	1,067	214
Dividends paid	(2,715)	(2,303)
Increase in share capital and reserves due to the exercise of stock options	76	288
Cash flows from financing activities (c)	(1,572)	(1,801)
- of which: discontinued operations	—	(282)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	(6)	16

Increase/(decrease) in cash and cash equivalents (a+b+c+d)	13	178
- of which: discontinued operations	—	(3)

Cash and cash equivalents at beginning of the period	508	363
- of which: discontinued operations	—	133

Cash and cash equivalents at the end of the period	521	541
- of which: discontinued operations	—	130

Statement of Income and Charges Recognized for the Period

Millions of euro	Notes	1st Half
		2006	2005
Effective portion of change in the fair value of cash flow hedges		63	(16)
Share from equity investments accounted for using the equity method		37	—
Change in the fair value of financial investments available for sale		(5)	—
Exchange rate differences		2	62

Net income for period recognized in equity	23	97	46

Net income for period recognized in income statement		2,027	2,006

Total income and charges recognized in the period		2,124	2,052

Attributable to:
— shareholders of the Parent Company		2,067	1,942
— minority interests		57	110

Notes to the financial statements

1.	Accounting policies and measurement criteria

Enel SpA has its registered office in Italy. The consolidated financial statements of the Enel Group for the period ending June 30, 2006 comprise the financial statements of the Company and its subsidiaries (“the Group”) and the Group’s holdings in associated companies and joint ventures. A list of the subsidiaries included in the scope of consolidation is reported in the annex.

These consolidated financial statements were approved for publication by the Board on September 6, 2006.

Compliance with IFRS/IAS

The consolidated half-year financial statements of the Enel Group for the 1st Half of 2006 have been prepared in accordance with the IFRS-EU applicable to the preparation of interim financial reports, taking account of Consob notices no. DEM/6064293 and DEM/6064313 of July 28, 2006. These financial statements may not include all the information required to be reported in the annual financial statements and must be read together with the financial statements for the period ended December 31, 2005.

Basis of presentation

These half-year financial statements consist of the consolidated balance sheet, the consolidated income statement, the consolidated statement of cash flows, the consolidated statement of income and expenses and the related notes.

The consolidated income statement is classified on the basis of the nature of the costs, while the indirect method is used for the cash flow statement. The consolidated financial statements are presented in euro. All figures are shown in millions of euro unless stated otherwise.

Use of estimates

Preparing the consolidated half-year financial statements under IFRS-EU requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may differ from these estimates. The estimates and assumptions made in preparing these consolidated half-year financial statements correspond to those applied in the preparation of the consolidated financial statements for the period ended December 31, 2005.
Subsidiaries

Subsidiaries comprise those entities for which the Group has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. In assessing the existence of a situation of control, account is also taken of potential voting rights that are effectively exercisable or convertible. The figures of the subsidiaries are consolidated as from the date control is acquired until such control ceases.

Associated companies

Associated companies comprise those entities in which the Group has a significant influence. Potential voting rights that are effectively exercisable or convertible are also taken into consideration in determining the existence of significant influence. These companies are initially recognized at cost and are subsequently measured using the equity method, allocating the purchase costs of the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values in an analogous manner to the treatment of business combinations. The Group’s share of profit or loss is recognized in the consolidated half-year financial statements from the date on which it acquires the significant influence over the entity until such influence ceases.

Should the Group’s share of the loss for the period exceed the carrying amount of the equity investment, the latter is impaired and any excess recognized in a provision if the Group had a legal or constructive obligation to cover the associate’s loss.

Joint ventures

Interests in joint ventures – enterprises in which the Group exercises joint control with other entities – are consolidated using the proportionate method. The Group recognizes its share of the assets, liabilities, revenues and expenses on a line-by-line basis in proportion to the Group’s share in the entity from the date on which joint control is acquired until such control ceases. Potential voting rights that are effectively exercisable or convertible are taken into consideration in determining the existence of joint control.

Special purpose entities

The Group consolidates a special purpose entity (SPE) when, under specified circumstances, it exercises de facto control over such entity. Control is achieved if in substance the Group obtains benefits from the SPE, even if it does not own an equity interest in such entity.

Consolidation procedure

The interim financial reports used to prepare the consolidated half-year financial statements were prepared as at June 30, 2006 in accordance with the accounting policies adopted by the Group.

All intragroup balances and transactions, including any unrealized profits or losses on transactions within the Group, are eliminated, net of the theoretical tax effect, if material. Unrealized profits and losses with associates and joint ventures are eliminated for the part attributable to the Group.

In both cases, unrealized losses are eliminated except when relating to impairment.

Translation of foreign currency items

Each subsidiary prepares its interim financial reports in the functional currency of the economy in which it operates.

Transactions in currencies other than the functional currency are recognized in these financial statements at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in a foreign currency other than the functional currency are later adjusted using the balance-sheet exchange rate. Any exchange rate differences are recognized in profit or loss.

Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency carried at fair value are translated using the exchange rate prevailing on the date the related carrying amount is determined.

Translation of interim financial reports denominated in a foreign currency

For the purposes of the consolidated half-year financial statements, all profits/losses, assets and liabilities are stated in euro, which is the functional currency of the Parent Company, Enel SpA.

In order to prepare the consolidated half-year financial statements, the interim financial reports of consolidated companies in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period, which approximates the exchange rates prevailing at the date of the respective transactions, to the income statement items. Any resulting exchange rate gains or losses are recognized as a separate component of equity in a special reserve. The gains and losses are recognized in the income statement on the disposal of the subsidiary.

Business combinations

All business combinations are recognized using the purchase method, where the purchase cost is equal to the fair value at the date of the exchange of the assets acquired and the liabilities assumed, plus any costs directly attributable to the acquisition. This cost is allocated by recognizing the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values. Any positive difference between the purchase cost and the fair value of the share of the net assets acquired attributable to the Group is recognized as goodwill. Any negative difference is recognized in profit or loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using such provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of acquisition and as from that date.

Property, plant and equipment

Property, plant and equipment is recognized at historic cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of dismantling and removing the asset where there is a legal or constructive obligation to do so. The corresponding liability is recognized under provisions for risks and charges. Financial charges in respect of loans granted for the purchase of the assets are recognized in profit or loss as an expense in the period they accrue.

Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of such item will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred.

Where major components of property, plant and equipment have different useful lives, the components are recognized separately. Certain items of property, plant and equipment that were revalued at January 1, 2004 (the transition date) or in previous periods are recognized at their revalued amount, which is considered as their deemed cost at the revaluation date.

Property, plant and equipment is reported net of accumulated depreciation and any impairment losses determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is reviewed annually, and any changes are reflected on a prospective basis. Depreciation begins when the asset is ready for use.

The estimated useful life of the main items of property, plant and equipment is as follows:

Useful life

Civil buildings	40 years
Hydroelectric power plants (1)	40 years
Thermoelectric power plants (1)	40 years
Geothermal power plants	20 years
Alternative energy power plants	20 years
Transport lines	40 years
Transformation plant	32-42 years
Medium- and low-voltage distribution networks	30-40 years
Gas distribution networks and meters	25-50 years
Telecommunications systems and networks	5.5-20 years
Industrial and commercial equipment	4 years

(1)	Excluding assets to be relinquished at end of the concession, which are depreciated over the duration of the concession if shorter than the useful life.
Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life.

The Group is the concession holder for the distribution and sale of electricity to the regulated market (non-eligible customers). The concession, granted by the Ministry for Economic Development, was issued free of charge and terminates on December 31, 2030. If the concession is not renewed upon expiry, the grantor is required to pay Enel an indemnity, at current values, for the assets owned by the Group that serve the concession. These assets, which comprise the electricity distribution networks, are recognized under “Property, plant and equipment” and are depreciated over their useful lives.

The Group’s plants include assets to be relinquished free of charge at the end of the concession. These mainly regard major water diversion works and the public lands used for the operation of the thermal power plants. The concessions terminate in 2029, and in 2020 respectively (2010 for plants located in the Autonomous Provinces of Trento and Bolzano). If the concessions are not renewed, at those dates all intake and governing works, penstocks, outflow channels and other assets on public lands will be relinquished free of charge to the State in good operating condition. The Group believes that the existing ordinary maintenance programs ensure that the assets will be in good operating condition at the termination date.

Accordingly, depreciation on assets to be relinquished is calculated over the shorter of the term of the concession and the remaining useful life of the assets.

The Group operates in the gas distribution sector under concessions granted by local authorities for terms not exceeding 12 years. Local authorities can use service agreements to regulate the terms and conditions of the distribution service, as well as quality targets to be achieved. The concessions are granted based upon the financial conditions, quality and safety standards, investment plans, and technical and managerial expertise offered. The majority of the gas distribution concessions held by Enel expire on December 31, 2009. For the majority of the concessions, upon expiry the local authorities will hold new tenders to renew the concession. If the concession is not renewed, the new concession holder is required to pay to the Group an indemnity equal to the fair value of the assets that serve the concession. For certain concessions, on the expiry date the distribution networks will be relinquished to the local authorities in good operating condition. The depreciation of the assets that serve the gas distribution concession is therefore calculated on either the basis of their useful life or on the basis of the shorter of the term of the concession and the remaining useful life of the assets.

Property, plant and equipment acquired under finance leases, whereby all risks and rewards incident to ownership are substantially transferred to the Group, are recognized as Group assets at the lower of fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated on the basis of their useful lives. If it is not reasonably certain that the Group will acquire the assets at the end of the lease, they are depreciated over the shorter of the lease term and the useful life of the assets. Leases where the lessor substantially retains all risks and rewards incident to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.

Intangible assets

Intangible assets, all with a definite useful life, are measured at cost, shown net of accumulated amortization and any impairment losses, determined as set out below. Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually and any changes are reflected on a prospective basis. Amortization commences when the asset is ready for use.

The estimated useful life of the main intangible assets is reported in the notes to the caption.

Goodwill deriving from the acquisition of subsidiaries, associated companies or joint ventures is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses, determined using the criteria described later in this document. Goodwill relating to equity investments in associates is included in their carrying amount.

Impairment losses

Property, plant and equipment and intangible assets with a definite life are reviewed at least once a year to determine whether there is evidence of impairment. If such evidence exists, the recoverable amount of any property, plant and equipment and intangible assets with a definite life is estimated.

The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as that of intangible assets not yet available for use, is estimated annually.

The recoverable amount is the higher of an asset’s fair value less selling costs and its value in use.

Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.

Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to their carrying amount.

With the exception of those recognized for goodwill, impairment losses are reversed if the impairment has been reduced or is no longer present or there has been a change in the assumptions used to determine the recoverable amount.

Inventories

Inventories are measured at the lower of cost and estimated realizable value. Average weighted cost is used, which includes related ancillary charges.

Financial instruments

Debt securities

Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses.

Debt securities held for trading are initially recognized at fair value and subsequent variations are recognized in profit or loss.

Equity investments in other entities and other financial assets

Equity investments in entities other than subsidiaries, associates and joint ventures as well as other financial assets are recognized at fair value with any gains or losses recognized in equity (if classified as “available for sale”) or in profit or loss (if classified as “fair value through profit or loss”). On the sale of available-for-sale assets, any accumulated gains and losses are released to the income statement.

When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are not reversed.

Trade receivables

Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment is determined on the basis of the present value of estimated future cash flows, discounted at the original effective interest rate.

Trade receivables falling due in line with generally accepted trade terms are not discounted.

Cash and cash equivalents

This category is used to record cash and cash equivalents that are available on demand or at very short term and do not incur collection costs.

Cash and cash equivalents are recognized net of bank overdrafts at period-end in the consolidated statement of cash flows.

Trade payables

Trade payables are recognized at amortized cost. Trade payables falling due in line with generally accepted trade terms are not discounted.

Financial liabilities

Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the original effective interest rate method.

Derivative financial instruments

Derivatives are recognized at the trade date at fair value and are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.

When the derivatives are used to hedge the risk of changes in the fair value of hedged items, they are recognized at fair value with any changes taken to profit or loss. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk.

When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged instruments, changes in fair value are initially recognized in equity and subsequently released to profit or loss in line with the gains and losses on the hedging transaction.

Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS are recognized in profit or loss.

Employee benefits

Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance-sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

The cumulative actuarial gains and losses exceeding 10% of the greater of either the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.

Share-based payments

The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.

The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and the yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.

This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.

Provisions for risks and charges

Accruals to the provisions for risks and charges are recognized when there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. If the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the amount is discounted, the increase in the provision over time is recognized as a financial expense. When the liability relates to property, plant and equipment (e.g. dismantling and restoration of sites), the provision offsets the related asset. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.

Changes in estimates are recognized in the income statement in the period in which the changes occur.

Grants

Grants from public entities and private third parties are recognized at fair value when it is reasonably certain that they will be received or that the conditions for receipt have been met.

Grants received for specific expenditure are recognized as other liabilities and credited to the income statement on a systematic basis over the period in which the related costs accrue.

Grants received for specific assets, the value of which is recognized as an item of property, plant and equipment or an intangible asset are recognized as other liabilities and taken to the income statement over the asset’s depreciation/amortization period. Operating grants are fully recognized in profit or loss when the conditions for their recognition are met.

Revenues Revenues are recognized using the following criteria depending on the type of transaction:
▪	revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer;

▪	revenues from the sale and transport of electricity and gas refer to the quantities provided during the period, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the rates and related restrictions established by law, the Authority for Electricity and Gas and the corresponding foreign authorities during the applicable period. Specifically, in 2004 the Authority introduced an equalization mechanism in order to reduce the impact of timing differences in setting the prices of energy for sale to the regulated market charged by the Single

Buyer to distributors on a monthly basis, compared with setting the prices that distributors charge end-users on a quarterly basis;

▪	revenues from the rendering of services are recognized in line with the stage of completion of the services;

▪	connection fees related to the distribution of electricity are treated independently of any other service connected with the provision of electricity and therefore are recorded in a single amount upon completion of the connection service;

▪	telecommunications revenues deriving from traffic, interconnection and roaming are reported based upon customer and telephone operator use and include access fees and the use of the Group’s network. Revenues from rechargeable phone cards are recorded only in the amount of prepaid traffic used by the customer during the period. Prepaid traffic not yet used at the date of closing is recognized as “Deferred income”. Revenues from the sale of fixed-line and mobile handsets (and related accessories) are recorded at the time of the transfer of ownership of the asset.
Financial income and expense

Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.

Dividends

Revenue is recognized when the shareholder’s right to receive dividends is established.

Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.

Income taxes

Current income taxes for the period are determined using an estimate of taxable income and in conformity with the relevant tax regulations.

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the consolidated half-year financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of tax rates that are in force or substantively in force at the balance sheet date.

Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.

The recoverability of deferred tax assets is reviewed at each period-end.

Discontinued operations and non-current assets held as available for sale

The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance-sheet assets and liabilities. Assets classified as available-for-sale are measured at the lower of the carrying amount and estimated realizable value, net of sales costs. Any losses are directly expensed in the income statement. The corresponding values for the previous period are not reclassified.

Gains or losses on operating assets sold (or being sold) are shown separately in the income statement, net of the tax effects. The corresponding values for the previous period are reclassified and reported separately in the income statement, net of tax effects, for comparative purposes.

2.	Risk management

As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.

To minimize this exposure, Enel enters into derivatives contracts to hedge individual transactions and overall exposures using instruments available on the market.

Transactions that qualify for hedge accounting are designated as hedging transactions, while those entered into with the intention of hedging but that do not qualify for hedge accounting are classified as trading transactions. Enel does not use derivatives for speculative purposes.

The financial assets and liabilities associated with derivative instruments are classified as:
▪	cash flow hedges, related to hedging the risk of changes in the cash flows on certain long-term floating-rate loans;

▪	fair value hedges, related to hedging the risk of changes in the fair value of fixed-rate liabilities;

▪	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.
The fair value is determined using the official prices for instruments traded on regulated markets for interest rate derivatives and loans covered by fair value hedges. The fair value of instruments not listed on regulated markets is determined by discounting expected future cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using period-end exchange rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are measured using a model based on the forward prices at the valuation date for the energy commodity analyzed, estimating developments in the electricity market in the reference period.

The measurement techniques used for the open derivatives positions at the end of the year are the same as those adopted the previous year. Accordingly, the impact on profit or loss and shareholders equity of such measurement is essentially attributable to normal market developments. The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.

Interest rate risk

Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps, interest rate collars and swaptions.

These contracts are normally agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability, so that any change in the fair value and/or expected future cash flows of these contracts is offset by a corresponding change in the fair value and/or the expected future cash flows from the underlying position.

The overall market value of interest rate derivatives in cash flow hedges at June 30, 2006 was a negative €100 million.

The following table reports the expected net financial expense in respect of these derivatives in the coming years:

Expected net financial expense in respect of interest rate derivatives in cash flow hedges

2nd Half 2006	2007	2008	2009	2010	Beyond
36	30	21	4	2	19
Exchange rate risk

Various types of derivatives are used to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows. These include forward contracts and options.

These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

Commodity risk

Various types of derivatives are used to reduce the exposure to fluctuations in commodity prices. These include swaps and futures.

For purchases of fuel for electricity generation and purchases of gas for resale, the exposure to the risk of changes in the commodity prices to which the related contracts are indexed is hedged. The overall risk is quantified by breaking down the contracts that generate exposure into their indexing components and reaggregating these components into uniform risk factors that can be managed in the market.

The Single Buyer uses “one-way” contracts for differences to hedge changes in the price of energy purchased on the Power Exchange for the regulated market. Under these contracts, if the Single National Price (SNP) exceeds the strike price, the difference between the SNP and the strike price is paid to the Single Buyer. If the SNP is lower than or equal to the strike price, the differences are not settled by the Single Buyer. In both cases, the Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product. For “two-way” contracts for differences, the difference is paid to the Single Buyer if the SNP exceeds the strike price and to Enel in the opposite case. No premium is envisaged for these contracts.

For energy sold on the Power Exchange, Enel manages the residual risk not stabilized through “two-way” contracts for differences by assessing the exposure to market price fluctuations in relation to generation cost developments in Italy. The measurement of this exposure is also based on the effectiveness of the hedging strategies implemented.

The current regulatory framework also allows producers to sell electricity to eligible customers on the free market through bilateral negotiations. This type of contract can be linked to both fixed and variable prices. The exposure to possible price fluctuations is hedged with derivatives.

Finally, as part of commercial activities related to purchasing fuels for thermal generation and the sale of electricity and gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.

The notes to the consolidated financial statements show the notional amount and the fair value of each derivative type at June 30, 2006, grouped into current and non-current financial assets and liabilities.

3.	Changes in the scope of consolidation

The scope of consolidation for the 1st Half of 2006 changed with respect to the same period of 2005 as a result of the following main transactions:
▪	sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, 2006;

▪	sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation on September 15, 2005;

▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;

▪	acquisition of a 66% interest in Slovenské Elektrárne, a company that generates and sells electricity, on April 28, 2006;

▪	acquisition from third parties of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Maritza East III Power Company;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Maritza East 3 Operating Company;

▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). The Group now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

▪	acquisition, on January 31, 2006, of Simeo, a natural gas distribution company operating in Sicily.
Excluding the sales of Wind and Terna (for which the results and the capital gain posted in the 2nd Quarter of 2005 with the sale of the 13.86% stake in Terna have been recognized as discontinued operations), the balance-sheet effects of the other changes in the scope of consolidation do not affect the comparability of the figures for the two periods considered. The main effects are shown in the notes to the accounts.

It should also be noted that the changes made to the classification of certain transactions recognized on the income statement in the 1st Half of 2006, related to the management of commodity risk, resulted in related reclassifications of the comparative figures for the corresponding period of 2005.

As regards the acquisition of a 66% interest in Slovenské Elektrárne and the other acquisitions carried out in the period, the following table reports the assets and liabilities acquired with those operations, the value of a number of which was recognized on a provisional basis until the measurement process is completed.

	Slovenské	Other
Millions of euro	Elektrárne	acquisitions

Property, plant and equipment	2,040	28
Intangible assets	21	8
Trade receivables and inventories	290	4
Cash and cash equivalents and Other current and non-current assets	494	8
Total assets	2,845	48

Trade payables	(48)	(2)
Financial liabilities and Other current and non-current liabilities	(1,096)	(24)
Provisions and other liabilities	(1,322)	58
Total liabilities	(2,466)	32

TOTAL NET ASSETS ACQUIRED	379	80

Negative goodwill	—	(20)
Goodwill	461	82

Value of the transaction at June 30, 2006	840	142
- of which non-current financial assets 2005	(168)	-

CASH FLOW IMPACT AT JUNE 30, 2006	672	142
4.	Segment information
In 2005 the Group’s operations were organized into six segments: Generation and Energy Management, Networks, Infrastructure and Sales, Transmission Networks, Telecommunications, Services and Other Activities, Parent Company.

In November 2005 the Group launched a new organizational structure, which, in addition to the Domestic Generation and Energy Management Division, the Domestic Infrastructure and Networks Division and Domestic Sales Division, saw the creation of an International Division that includes all the Group’s resources devoted to generation and distribution activities abroad. The new structure has been operational since January 1, 2006.

The Domestic Sales Division will operate in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.

The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.

The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards.

The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.

Each of these Divisions, together with the Parent Company and Services and Other Activities segments are considered by management in assessing Group performance.

For the purposes of providing comparable figures, the data for the 1st Half of 2005 have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for Transmission Networks and Telecommunications following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported in the reference period as discontinued operations.

Segment information for the 1st Half of 2006 (1)

	Continuing operations
		Domestic
		Generation	Domestic
		and	Infrastructure			Services	Eliminations
	Domestic	Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	TOTAL
Revenues from third parties	10,482	6,589	402	1,269	453	98	(228)	19,065	19,065
Revenues from other segments	51	1,343	2,365	7	67	412	(4,245)	—	—

Total revenues	10,533	7,932	2,767	1,276	520	510	(4,473)	19,065	19,065

Income from equity exchange transaction	—	—	—	—	263	—	—	263	263
Net income/(charges) from commodity risk management	6	(324)		10	(56)			(364)	(364)
Depreciation, amortization and impairment losses	49	437	402	122	7	42	0	1,059	1,059

Operating income	113	1,413	1,334	251	390	55	9	3,565	3,565

Net financial income (expense) and income (expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(289)	(289)
Income taxes	—	—	—	—	—	—	—	1,249	1,249
Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	2,027	2,027

Operating assets	6,113	16,817	16,458	7,627	—	1,977	(2,803)	46,189	46,189

Operating liabilities	4,858	3,754	3,249	1,761	—	1,110	(1,260)	13,472	13,472

Capital expenditure	14	316	648	130	2	27		1,137	1,137

Segment information for the 1st Half of 2005 (1)

	Continuing operations								Discontinued operations
		Domestic
		Generation	Domestic
		and	Infrastructure			Services	Eliminations				Eliminations
	Domestic	Energy	and		Parent	and Other	and		Transmission		and
Millions of euro	Sales	Management	Networks	International	Company	Activities	adjustments	Total	Networks	TLC	adjustments	Total	TOTAL
Revenues from third parties	9,119	5,654	277	802	384	188	(272)	16,152	—	—	—	—	16,152
Revenues from other segments	67	943	2,344	—	121	505	(3,980)	—	—	—	—	—	—

Total revenues	9,186	6,597	2,621	802	505	693	(4,252)	16,152	500	2,339	(204)	2,635	18,787

Net income/(charges) from commodity risk management		346			(21)			325					325
Depreciation, amortization and impairment losses	45	577	362	87	4	41	0	1,116	82	635	—	717	1,833

Operating income	30	1,657	1,217	128	2	63	(11)	3,086	266	122	(5)	383	3,469

Net financial income (expense) and income (expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(349)	—	—	—	(203)	(552)
Income taxes	—	—	—	—	—	—	—	1,114	—	—	—	125	1,239

Gains on disposal of assets												328	328
Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	1,623	—	—	—	383	2,006

Operating assets (2)	6,219	16,714	15,708	4,282	—	2,945	(2,017)	43,851	—	—	—	—	43,851

Operating liabilities (2)	5,242	3,888	3,567	813	—	2,392	(1,533)	14,369	—	—	—	—	14,369

Capital expenditure	16	320	712	116	1	35	—	1,200	84	276	—	360	1,560

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for for other income and costs .

(2)	At December 31, 2005.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro	at June 30, 2006	at Dec. 31, 2005

Total assets	53,146	50,502
Financial assets and cash and cash equivalents	2,600	3,203
Tax assets	4,357	3,448
Segment assets	46,189	43,851
-of which:
Domestic Sales	6,113	6,219
Domestic Generation and Energy Management	16,817	16,714
Domestic Infrastructure and Networks	16,458	15,708
International	7,627	4,282
Services and Other Activities	1,977	2,945
Eliminations and adjustments	(2,803)	(2,017)

Total liabilities	34,151	31,086
Financial liabilities and loans	15,490	13,819
Tax liabilities	5,189	2,898
Segment liabilities	13,472	14,369
-of which:
Domestic Sales	4,858	5,242
Domestic Generation and Energy Management	3,754	3,888
Domestic Infrastructure and Networks	3,249	3,567
International	1,761	813
Services and Other Activities	1,110	2,392
Eliminations and adjustments	(1,260)	(1,533)

Information on the Consolidated Income Statement

5.a Revenues
Revenues from sales and services – €18,575 million

Millions of euro	1st Half
	2006	2005	Change

Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	16,767	13,791	2,976
Revenues from the sale and transport of natural gas to end-users	975	871	104
Revenues from fuel sales	271	243	28
Connection fees for the electricity and gas networks	323	320	3
Revenues for contract work in progress	64	139	(75)
Other sales and services	175	460	(285)

Total	18,575	15,824	2,751
The change in “Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund” in the 1st Half of 2006 with respect to the corresponding period of 2005 is mainly attributable to a rise of €1,572 million in revenues from the transport and sale of electricity on the free and regulated markets resulting both from higher sales and higher unit prices to the free market and from an increase in revenues assigned to cover higher generation costs. The results for the period also reflect the increase in the sales of electricity on the Power Exchange (€530 million) and increase in Group revenues from outside Italy both from international electricity trading (€563 million) and from the generation and distribution of electricity by foreign subsidiaries (€378 million, €233 million of which through Slovenské Elektrárne, acquired by Enel on April 28, 2006).

The increase in “Revenues from the sale and transport of natural gas to end-users” is essentially a reflection of the increase in the raw material component of gas rates.

”Revenues from fuel sales” rose by €28 million. As sales volumes remained essentially unchanged on the first Half of 2005, the increase is attributable to higher sales prices.

”Revenues for contract work in progress” fell by €75 million as a result of reduced engineering and construction activities carried out for external parties.

The decrease in “Other sales and services” is essentially a result of the fact that in the 1st Half of 2005 €262 million had been recognized in respect of prior-year regulatory items associated with the reserve services provided to the ISO.

5.b Other revenues – €490 million

Millions of euro	1st Half
	2006	2005	Change

Reimbursement of stranded costs for Nigerian gas	77	80	(3)
Gains on sale of equity investments	93	11	82
Gains on sale of fixed assets	4	38	(34)
Other	316	199	117

Total	490	328	162
The gains realized in the first six months of 2006 from the disposal of assets include €85 million from the sale of distribution and sales networks of a number of municipalities in the Province of Modena.

“Other” rose primarily as a result of the settlement of prior-year items with Siemens (€51 million) and Terna (former ISO) (€41 million).

The table below gives a breakdown of revenues by geographical area:

Millions of euro	1st Half
2006

Italy	16,967
Europe	1,987
America	110
Middle East	1

Total	19,065
6. Income from equity exchange transaction – €263 million

In the 2nd Quarter of 2006 the valuation of the equity exchange transaction in which 30.97% of the shares of Wind were exchanged for 20.9% of the share capital of Weather was completed, which led to the recognition of income of €263 million.

Costs

7.a. Raw materials and consumables – €11,646 million

Millions of euro	1st Half
	2006	2005	Change

Electricity purchases	8,304	6,688	1,616
Fuel and gas	3,003	2,569	434
Materials	339	367	(28)

Total	11,646	9,624	2,022
The increase in the costs associated with the purchase of electricity is largely a result of higher energy costs, which were partially offset by a fall in the volumes acquired in the 1st Half of 2006. The higher costs of fuel and gas are also mainly attributable to the increase in the average purchase price.

7.b Services – €1,564 million

Millions of euro	1st Half
	2006	2005	Change

Electricity and gas wheeling	582	498	84
Maintenance and repairs	175	166	9
Telephone and postal	148	163	(15)
Communication services	39	41	(2)
Leases and rentals	210	189	21
Other	410	440	(30)

Total	1,564	1,497	67
Costs for services rose by €67 million, mainly as a result of the increase in electricity transport costs. This was partly offset by a decrease in services connected with engineering and construction activities carried out on behalf of third parties.

7.c Personnel – €1,371 million

Personnel expenses in the 1st Half of 2006 were in line with those in the corresponding period of 2005 (€1,366 million). The increase arising from the expansion of the scope of consolidation and from the charge recognized in the period in respect of the renewal of the national collective bargaining agreement for the electricity industry was offset by a decline in the average number of employees in the period, after adjusting for the changes in the scope of consolidation (from 53,984 in the 1st Half of 2005 to 51,235 the 1st Half of 2006).

7.d Other operating expenses – €187 million

Millions of euro	1st Half
2006		2005	Change

Provisions for risks and charges	16	47	(31)
Purchase of green certificates	(4)	53	(57)
Taxes and duties	71	69	2
Other	104	104	—

Total	187	273	(86)
7.e Capitalized costs – €(428) million

The decrease in the period relates to the decline in in-house plant construction, mainly attributable to Domestic Infrastructure and Networks Division. Capitalized costs include €181 million in personnel costs and €247 million in materials costs (compared with €159 million and €326 million, respectively, in the 1st Half of 2005).

8.	Net income/(charges) from commodity risk management – €(364) million

Net charges from commodity risk management include €327 million from contracts for differences entered into with the Single Buyer, and derive essentially from a change in price forecasts for the purchase of electricity from the Pool and the prices of the products used as benchmarks in the contracts for differences.

Millions of euro	1st Half
	2006	2005	Change

Income/(Charges)
Realized on contracts for differences with the Single Buyer	(134)	158	(292)
Realized on other contracts	(9)	(62)	53
Total realized income/(charges)	(143)	96	(239)

Unrealized on contracts for differences with the Single Buyer	(193)	229	(422)
Unrealized on other contracts	(28)	—	(28)
Total unrealized income/(charges)	(221)	229	(450)

NET INCOME/(CHARGES) FROM COMMODITY RISK MANAGEMENT	(364)	325	(689)

9.	Financial income/(expense) and income/(expense) from equity investments – €(281) million

Millions of euro	1st Half
	2006	2005	Change

Financial income
- interest and other income from non-current financial assets	2	23	(21)
- foreign exchange gains	45	29	16
- income from derivative instruments	43	36	7
- other income	56	41	15
Total income	146	129	17

Financial expense
- interest and other charges on financial debt	258	268	(10)
- foreign exchange losses	38	42	(4)
- expense on derivative instruments	57	76	(19)
- accretion of post-employment and other employee benefits	64	55	9
- other expense	25	63	(38)
Total financial expense	442	504	(62)

Total financial income/(expense)	(296)	(375)	79

Income/(expense) from equity investments
- income from equity investments	15	24	(9)
- expense on equity investments	—	1	1
Total income/(expense) from equity investments	15	23	(8)

TOTAL	(281)	(352)	71
Against a background of rising market interest rates, Enel was in a position to benefit from the financial strategy adopted in prior years, which is focused on extending the average maturity of its debt and reducing the floating rate component. In this context, net financial charges fell by €79 million in the 1st Half of 2006 (from €375 million in the 1st Half of 2005 to €296 million in the corresponding period of 2006), thanks also to the reduction in average debt.

10.	Income taxes – €1,249 million

Millions of euro	1st Half
	2006	2005	Change

Current taxes	841	1,047	(206)
Income tax adjustments relating to prior years	(6)	—	(6)
Deferred tax liabilities	46	144	(98)
Deferred tax assets	368	(77)	445

Total	1,249	1,114	135

The tax charge for the 1st Half of 2006 amounts to an estimated €1,249 million, equal to 38.1% of taxable income, compared with 40.7% in the 1st Half of 2005. Excluding the income arising from the Wind-Weather share exchange, the tax charge for the 1st Half of 2006 amounts to 41.2% of taxable income. Foreign taxes in the period totaled €56 million (€27 million in the 1st Half of 2005).

11.	Discontinued operations – €0 million

Following the disposal of equity investments in Wind and Terna, which took place on August 11, 2005 and September 15, 2005 respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under discontinued operations. Similarly, the capital gain achieved in the 2nd Quarter of 2005 from the sale of 13.86% of Terna was recognized under discontinued operations.

The income components contributing to the total of discontinued operations in the 1st Half of 2005 are shown in the following table:

Millions of euro

Operating income	383
Net financial expense	(203)
Income taxes	125
Net income before capital gains	55

Gains on disposal of assets	328

NET INCOME ON DISCONTINUED OPERATIONS	383

Information on the Consolidated Balance Sheet

Assets

Non-current assets

12.	Property, plant and equipment – €32,110 million

Developments in property, plant and equipment in the 1st Half of 2006 are shown below:

							Ordinary
			Assets		Change in	Exchange	disposals
			entering		scope of	rate gains/	and other
Millions of euro		Investments	service	Depreciation	consolidation	(losses)	changes
	at Dec. 31, 2005							at June 30, 2006

Land	391	1	—	—	7	(1)	(3)	395
Buildings	3,353	8	54	(106)	512	(12)	1	3,810
Plant and machinery	24,146	473	223	(819)	895	(46)	5	24,877
Industrial and commercial equipment	80	7	—	(7)	4	—	—	84
Other assets	151	23	10	(36)	37	(1)	9	193
Leasehold improvements	27	1	—	(4)	—	—	—	24
Total assets in use	28,148	513	287	(972)	1,455	(60)	12	29,383

Assets under construction and advances	2,040	536	(287)	—	452	(13)	(1)	2,727

TOTAL	30,188	1,049	—	(972)	1,907	(73)	11	32,110
Property, plant and equipment includes assets to be relinquished with a net book value of €2,253 million, mainly hydroelectric power plants (€2,206 million, of which €347 million refers to the plant of the Spanish companies).

Capital expenditure, which totaled €1,049 million, break down as follows:

Millions of euro	1st Half
	2006	2005	Change

Power plants:
- thermal	269	191	78
- hydro	55	119	(64)
- geothermal	29	36	(7)
- nuclear	35	—	35
- alternative energy resources	35	49	(14)
Total power plants	423	395	28

Electricity distribution networks — Italy	533	616	(83)
Electricity distribution networks — Abroad	30	20	10
Gas distribution networks	36	31	5
Land, buildings and other assets and equipment	27	70	(43)

TOTAL CAPITAL EXPENDITURE	1,049	1,132	(83)

Changes in the scope of consolidation, which totaled €1,907 million, relate to the following transactions:
▪	the acquisition of Slovenské Elektrárne (up €2,032 million);

▪	a change in the method of consolidation of Enel Unión Fenosa Renovables (down €147 million);

▪	other minor acquisitions (up €22 million).
Exchange rate losses of €73 million reflect the loss of €51 million registered by Slovenské Elektrárne, and the loss of €31 million registered by Enel’s American subsidiaries, partially offset by a gain of €9 million generated by the Romanian companies.
13.	Intangible assets – €2,704 million

			Assets
			entering	Exchange rate	Changes in scope
Millions of euro		Increases	service	gains/(losses)	of consolidation	Amortization
	at Dec. 31,						at June 30,
	2005						2006

Industrial patents and intellectual property rights	133	14	36	—	8	(36)	155

Concessions, licenses, trademarks and similar rights	77	3	—	—	(5)	(6)	69

Other:
- software development	105	4	7	—	—	(26)	90
- other	160	18	11	(5)	6	(7)	183

Total other	265	22	18	(5)	6	(33)	273

Assets under development and advances	132	49	(54)	—	11	—	138
Goodwill	1,575	—	—	1	493	—	2,069

TOTAL	2,182	88	—	(4)	513	(75)	2,704
The individual items making up intangible assets are commented below.

“Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).

“Concessions, licenses, trademarks and similar rights” include expenses incurred by the gas companies and the foreign electricity distribution companies to build up their customer base. Amortization is calculated on a straight-line basis over the term of the average period of the relationship with customers or of the concessions.

Costs for “Software development” relate to applications in use developed for long-term internal deployment. They are amortized over three years.

“Goodwill” amounted to €2,069 million, an increase of €494 million compared with the corresponding period of the previous year.

The change in the scope of consolidation refers to the acquisition of 66% of Slovenské Elektrárne (€461 million), 49.5% of Rusenergosbyt (a Russian company) and 100% of its direct parent Res Holding (€79 million), and 73% of Maritza East 3 Operating Company (€2 million), net of the sale of 30% of Eufer (down €49 million). The difference between the cost of acquisition and the current value of the assets and liabilities acquired was provisionally recognized under “Goodwill” pending completion of the measurement of the newly acquired assets and assumed or incurred liabilities. Exchange rate differences relate to the value adjustments made in the goodwill of companies using a functional currency other than the euro (Enel North America, Enel Latin America and Slovenské Elektrárne).

The recoverable amount of goodwill was estimated during the preparation of the financial statements at December 31, 2005. In the absence of evidence of any reduction in value, the Group has not performed any impairment test.

14.	Deferred tax assets – €1,450 million

In the first six months of 2006, deferred tax assets totaled €1,450 million, a decrease of €328 million compared with December 31, 2005.

The change is essentially ascribable to the recognition in the income statement of amount deductible for the period (€368 million), mainly referring to provisions for risks and charges and prior impairments of equity investments on which tax deductibility is deferred over more than one year.

No deferred tax assets were recorded in relation to the prior tax losses of two holding companies located in the Netherlands and Luxemburg (€655 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

15.	Equity investments accounted for using the equity method – €2,040 million Equity investments in associated companies accounted for using the equity method are as follows:

Millions of euro		% holding		% holding
	at June 30, 2006		at Dec. 31, 2005		Change

Weather Investments	1,995	26.1%	—	—	1,995
Wind Telecomunicazioni	—	—	1,728	37.2%	(1,728)
Gesam	—	—	14	40.0%	(14)
Idrosicilia	9	40.0%	9	40.0%	—
Cesi	7	25.9%	7	25.9%	—
Others	29		39		(10)

Total	2,040		1,797		243
The changes in the period in the equity investments in Wind and Weather Investments are the result of the completion of the second and final phase of the sale of Wind. Specifically, Enel transferred 6.28% of Wind’s share capital to a subsidiary of Weather after Weather exercised a call option envisaged in the May 2005 agreement between the parties. Enel also transferred its remaining 30.97% of Wind shares to Weather in exchange for 20.9% of the share capital of Weather. Including the 5.2% of Weather acquired in August 2005 in the first phase of the operation, Enel’s total holding in the company amounts to 26.1% at June 30, 2006.

16.	Non-current financial assets – €533 million

Millions of euro
	at June 30,	at Dec. 31,
	2006	2005	Change

Equity investments in other companies	307	594	(287)
Advance paid on the acquisition of Slovenské Elektrárne	—	168	(168)
Receivables due from associates and other equity investments	—	34	(34)
Other securities	91	—	91

Other receivables:
- financial receivables due from financing entities	110	27	83
- derivative contracts	25	11	14
- other items	—	2	(2)
Total other receivables:	135	40	95

TOTAL	533	836	(303)
As regards “Equity investments in other companies”, the fair value of listed companies was determined with reference to market value of their shares at the end of the period,

whereas the fair value of unlisted companies was determined on the basis of what is felt to be a reliable valuation of their significant balance sheet items.

Millions of euro	% holding		% holding
	at June 30, 2006		at Dec. 31, 2005		Change

Weather Investments	—		286	5,2%	(286)
Terna	213	5.1%	213	5.1%	—
Red Eléctrica de España	37	1.0%	35	1.0%	2
LaGeo	25	12.5%	25	12.5%	—
Echelon Corporation	18	7.6%	20	7.5%	(2)
Tri Alpha Energy	7	6.3%	7	6.7%	—
Other	7		8		(1)

Total	307		594		(287)
The change in the 1st Half of 2006 is connected with the Enel-Weather transaction described above.

Non-current financial assets at December 31, 2005 included the advanced paid for the purchase of 66% of the share capital of Slovenské Elektrárne. The acquisition was finalized in the 2nd Quarter of 2006.

The item “Financial receivables due from financing entities” shows an increase of €83 million, mainly in connection with the change in the scope of consolidation following the acquisition of Slovenské Elektrárne.

The following table show the notional amounts and the fair value of derivative contracts classified under non-current financial assets:

Millions of euro	Notional value		Fair value
	June 30, 2006	Dec. 31, 2005	June 30, 2006	Dec. 31, 2005	Change

Cash flow hedge derivatives:
- interest rates	1,517	327	25	11	14

Total	1,517	327	25	11	14

17.	Other non-current assets – €628 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Receivables from Electricity Equalization Fund	222	847	(625)

Other long-term receivables:
- tax paid on account on termination benefits	13	19	(6)
- loans to employees	45	44	1
- other receivables	348	65	283

Total	628	975	(347)
€625 million in receivables from the Electricity Equalization Fund is mainly due to the reclassification as current assets of the part of stranded cos of stranded cost reimbursements due within one year, pursuant to Resolution 132/06 of 28 June, 2006 of the Authority for Electricity and Gas. The increase in other receivables is mainly due to the consolidation of Slovenské Elektrárne.
Current assets

18.	Inventories – €1,112 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Raw materials, consumables and supplies:
- fuel	762	585	177
- materials, equipment and other inventories	194	115	79
Total	956	700	256

Buildings available for sale	155	166	(11)
Advances	1	18	(17)

TOTAL	1,112	884	228
Raw materials, consumables and supplies consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction. The increase in the period is mostly attributable to the inclusion of Slovenské Elektrárne in the scope of consolidation.

19.	Trade receivables – €7,872 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Customers:
- sale and transport of electricity	6,927	6,850	77
- distribution and sale of natural gas to end-users	424	611	(187)
- other activities	450	506	(56)
Total	7,801	7,967	(166)

Trade receivables due from associates	4	290	(286)
Receivables for contract work in progress	67	59	8

TOTAL	7,872	8,316	(444)
The decline in trade receivables from associates largely refers to transactions with Wind, which after the equity exchange transaction were classified, for the uncollected amount, at June 30, 2006 under trade receivables from third-party customers.
20.	Current financial assets – €340 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Receivables for factoring advances	212	374	(162)
Derivative contracts	63	115	(52)
Other securities	25	28	(3)
Equity investments	20	43	(23)
Other	20	9	11

Total	340	569	(229)
The €162 million decrease in receivables for factoring advances is mainly due to a reduction in the amounts discounted by suppliers, associated mainly with a decline in trade payables.

The following table shows the notional values and the fair value of the derivative contracts, grouped by hedge type and designation:

Millions of euro	Notional value		Fair value
	At June 30,	At Dec. 31,	At June 30,	At Dec. 31,
	2006	2005	2006	2005	Change

Cash flow hedge derivatives:
- interest rates	60	60	—	—	—
- exchange rates	19	1	—	—	—
- commodities	—	1,372	—	57	(57)
Total	79	1,433	—	57	(57)

Trading derivatives:
- interest rates	60	60	1	1	—
- exchange rates	218	703	2	9	(7)
- commodities	789	7,179	60	48	12
Total	1,067	7,942	63	58	5

TOTAL	1,146	9,375	63	115	(52)
Commodity trading derivatives concern:
▪	trading derivatives on fuels, with a notional value of €297 million and a fair value of €22 million;

▪	trading derivatives on electricity, with a notional value of €220 million and a fair value of €35 million;

▪	instruments hedging the fees for the use of domestic transport capacity (CCC) and international transport capacity (CCCI), with a notional value of €272 million and a fair value of €3 million.
At December 31, 2005, trading derivatives in commodities had a notional value of €913 million and a fair value of €5 million, while energy trading operations were recognized as current liabilities because their fair value was negative in the amount of €1 million (compared with a net notional value of €107 million). The additional €6,266 million of notional value and €43 million of fair value at December 31, 2005 referred to “one-way” contracts for differences, which were carried at June 30, 2006 under liabilities owing to their negative fair value.

At December 31, 2005, the item “Equity investments” consisted entirely of the fair value of the 1.02% investment in Terna in respect of the bonus share granted in January 2006 to participants in the public offering of Terna shares. At June 30, 2006, it was mainly made up of the current value, €18 million, of Enel’s investment in its associate company Gesam.

21.	Cash and cash equivalents – €496 million

Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from €21 million primarily in respect of deposits pledged to secure transactions carried out by Enel North America.

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Bank and post office deposits	493	472	21
Cash and cash equivalents on hand	3	4	(1)

Total	496	476	20
22. Other current assets – €2,998 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Receivables due from Electricity Equalization Fund	1,902	816	1,086
Receivables due from employees	11	9	2
Receivables due from others	834	806	28
Accrued operating income and prepaid expenses	251	81	170

Total	2,998	1,712	1,286
Receivables due from Electricity Equalization Fund show an increase of €1,086 million largely as a result of the reclassification under “Non-current assets” of the part of stranded cost reimbursements due within one year and of the increase in receivables arising from the application of the equalization mechanisms on electricity purchases.

Including the portion of receivables classified as long-term (€222 million), total receivables due from the Electricity Equalization Fund at June 30, 2006 amounted to €2,124 million, partially offset by payables of €569 million (€406 million at December 31, 2005).

The rise in “Accrued operating income and prepaid expenses is attributable to the payment of the “14th-month” salary instalment and related social security contributions as well as the consolidation of Slovenské Elektrárne.

Liabilities
Equity attributable to the shareholders of the Parent Company
23.	Equity attributable to the shareholders of the Parent Company – €18,485 million

In the 1st Half of the year, 13,829,195 options that had been distributed under the stock option plans for 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase of €76 million in equity through an increase in share capital of €14 million and in the share premium reserve of €62 million. In addition, as regards the exercised options, the share premium reserve increased by a further €6 million as a result of the reclassification of the specific stock option reserve.

Share capital – €6,171 million

Share capital at June 30, 2006 consisted of 6,170,900,841 ordinary shares with a par value of €1.00 each.

Based on the shareholders register and other available information, no shareholders held more than 2% of the total share capital, apart from the Ministry for the Economy and Finance, which holds 21.35%, and its subsidiary Cassa Depositi e Prestiti, which holds 10.17%.

Other reserves – €4,402 million

Share premium reserve – €579 million

The change in the period reflects the exercise of stock options by beneficiaries.

Legal reserve – €1,453 million

Other reserves – €2,239 million

This includes €2,215 million in respect of the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to a company limited by shares.

Pursuant to Article 47 of the Uniform Tax Code (Testo Unico Imposte sul Reddito), this amount does not constitute taxable income when distributed.

Foreign currency translation reserve – €37 million

The decrease in this aggregate in the period is attributable to the depreciation of the functional currency against the foreign currencies used by subsidiaries.

Reserve from measurement of financial instruments — €57 million

This item includes €70 million in losses not yet realized at the end of the period in respect of the measurement of cash flow hedging derivatives and recognized directly in equity, as well as €127 million in unrealized gains arising in respect of the fair value measurement of financial assets.

Reserve from measurement of equity investments accounted for using the equity method — €37 million

This reserve regards unrealized gains of €37 million in respect of the adjustment of the equity value of the equity investment in Weather.

Statement of changes in equity

	Share capital and reserves attributable to the shareholders of the Parent Company
								Reserve from		Equity
						Translation of		equity		attributable to
						financial	Reserve from	investments		the	Equity
						statements in	measurement of	accounted for		shareholders of	attributable to
	Share	Share premium	Legal	Other	Retained	currencies	financial	using the	Net income for	the Parent	minority	Shareholders’
Millions of euro	capital	reserve	reserve	reserves	earnings	other than euro	instruments	equity method	the period	Company	interests	equity

January 1, 2005	6,104	208	1,453	2,255	7,543	2	(229)	—	617	17,953	1,113	19,066

Exercise of stock options	45	259	—	(16)	—	—	—	—	—	288	—	288
Other changes	—	—	—	—	—	—	—	—	—	—	(58)	(58)
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	372	372
Allocation of net income from the previous year	—	—	—	—	617	—	—	—	(617)	—	(89)	(89)
Dividends	—	—	—	—	(2,214)	—	—	—	—	(2,214)	—	(2,214)
Net income for period recognized in equity	—	—	—	—	—	43	(16)	—	—	27	19	46
Net income for period recognized in period statement	—	—	—	—	—	—	—	—	1,915	1,915	91	2,006

June 30, 2005	6,149	467	1,453	2,239	5,946	45	(245)	—	1,915	17,969	1,448	19,417

January 1, 2006	6,157	511	1,453	2,245	5,923	40	2	—	2,726	19,057	359	19,416

Exercise of stock options	14	68	—	(6)	—	—	—	—	—	76	—	76
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	94	94
Allocation of net income from the previous year	—	—	—	—	2,726	—	—	—	(2,726)	—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—	—	(2,715)	—	(2,715)
Net income for period recognized in equity	—	—	—	—	—	(3)	55	37	—	89	8	97
Net income for period recognized in period statement	—	—	—	—	—	—	—	—	1,978	1,978	49	2,027

June 30, 2006	6,171	579	1,453	2,239	5,934	37	57	37	1,978	18,485	510	18,995

Non-current liabilities
24.	Long-term loans (including the portion falling due within twelve months) – €12,347 million
The aggregate includes long-term payables in respect of bonds, bank loans and other loans in euro and other currencies, including the portion falling due within twelve months.

The following table shows long-term debt and repayment schedules at June 30, 2006, grouped by loan and interest rate type.

					Portion
					falling due
					at more
			Nominal		than 12	Current
	Maturing	Balance	value	Balance	months	portion	Maturing in
				at
		at June	at June	December			2nd Half
		30, 2006	30, 2006	31, 2005			2007	2008	2009	2010	Beyond

Bonds:
- listed, fixed rate	2006-2033	5,850	5,893	5,621	5,625	225	—	997	—	100	4,528
- listed, floating rate	2006-2012	799	802	799	633	166	—	50	86	100	397
- unlisted, fixed rate	2006-2008	146	146	171	75	71	9	64	2	—	—
- unlisted, floating rate	2006-2032	1,985	1,986	1,939	1,960	25	11	22	331	79	1,517
Total		8,780	8,827	8,530	8,293	487	20	1,133	419	279	6,442

Bank loans:
- fixed rate	2006-2015	157	157	166	115	42	24	19	20	9	43
- floating rate	2006-2023	3,158	3,170	3,015	2,860	298	230	340	461	266	1,563
Total		3,315	3,327	3,181	2,975	340	254	359	481	275	1,606

Non-bank loans:
- fixed rate	2007-2026	211	265	138	184	27	11	23	8	7	135
- floating rate	2006-2020	41	41	53	35	6	1	2	2	2	28

Total		252	306	191	219	33	12	25	10	9	163

TOTAL		12,347	12,460	11,902	11,487	860	286	1,517	910	563	8,211
The balance for bonds is stated net of €485 million relating to the unlisted floating-rate “Special series of bonds reserved for employees 1994-2019”, which the Parent Company holds in portfolio.

The table below reports long-term financial debt by currency and interest rate.

Long-term debt

				Current	Effective
	Balance	Nominal value	Balance	Interest rate	interest rate
	at June 30, 2006		at Dec. 31, 2005	at June 30, 2006

Euros	11,713	11,771	11,444	4.16%	4.22%
US dollar	188	193	185	6.85%	7.27%
Pound sterling	60	60	62	5.75%	5.75%
Swiss franc	14	14	22	6.50%	6.50%
Japanese yen	103	103	109	1.46%	1.46%
Other currencies	269	319	80	6.28%	6.64%
Total non- euro currencies	634	689	458

TOTAL	12,347	12,460	11,902
Change in the nominal value of long-term debt

	Nominal		Changes in scope of		Exchange rate	Nominal
	value	Repayments	consolidation	New financing	differences	value
	at Dec. 31,					at June 30,
	2005					2006

Bonds	8,599	11	195	51	(29)	8,827
Bank loans	3,195	(465)	493	116	(12)	3,327
Non-bank loans	191	81	45	—	(11)	306

Total financial debt	11,985	(373)	733	167	(52)	12,460
Compared with December 31, 2005, the nominal value of long-term debt increased by a total of €475 million, which is the final balance of €373 million in repayments, €167 million in new financing, €733 million arising from changes in the scope of consolidation and €52 million in exchange rate gains.

The increase in long-term debt is primarily due to the consolidation of the debt of Slovenské Elektrárne, partly offset by the sale of 30% of Enel Unión Fenosa Renovables and the consequent proportionate consolidation of the company.

The main repayments in the six-month period relate to a decrease of €100 million in Enel’s use of its 36-month revolving credit lines, the repayment of about €200 million of bank loans on behalf of Slovenské Elektrárne, and the repayment of other maturing loans.

The following table compares the book value and the fair value of long-term debt, including the portion falling due within twelve months, for each category.

	Book value	Fair value	Book value	Fair value
	at June 30, 2006		at Dec. 31, 2005

Bonds:
- fixed-rate portion	5,996	6,086	5,792	6,235
- floating-rate portion	2,784	2,846	2,738	2,826
Total	8,780	8,932	8,530	9,061

Bank loans:
- fixed-rate bank loans	157	161	166	173
- floating-rate bank loans	3,158	3,158	3,015	3,012
Total	3,315	3,319	3,181	3,185

Non-bank loans:
- fixed-rate loans	211	265	138	138
- floating-rate loans	41	41	53	53
Total	252	306	191	191

LONG-TERM FINANCIAL DEBT	12,347	12,557	11,902	12,437
The following tables show changes in the long-term loans in the period, distinguishing current from non-current portions.

Long-term loans (excluding the current portion)

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Bonds:
- fixed-rate portion	5,700	5,495	205
- floating-rate portion	2,593	2,548	45
Total	8,293	8,043	250

Bank loans:
- fixed-rate bank loans	115	127	(12)
- floating-rate bank loans	2,860	2,655	205
Total	2,975	2,782	193

Non-bank loans:
- fixed-rate loans	184	96	88
- floating-rate loans	35	46	(11)
Total	219	142	77

LONG-TERM FINANCIAL DEBT	11,487	10,967	520

Current portion of long-term loans

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Bonds:
- fixed-rate portion	296	297	(1)
- floating-rate portion	191	190	1
Total	487	487	—

Bank loans:
- fixed-rate bank loans	42	39	3
- floating-rate bank loans	298	360	(62)
Total	340	399	(59)

Non-bank loans:
- fixed-rate loans	27	42	(15)
- floating-rate loans	6	7	(1)
Total	33	49	(16)

LONG-TERM FINANCIAL DEBT	860	935	(75)
At June 30, 2006, 55% of the net financial debt paid floating interest rates. Taking account of cash flow hedges using interest rate derivatives considered effective pursuant to the IFRS adopted by the European Union, the Group’s exposure to interest rate risk on June 30, 2006 was 31%. If account is also taken of interest rate derivatives used as hedges but which do not qualify for hedge accounting, the residual exposure of financial debt to interest rate risk falls even lower, to 28%. Consequently, an interest rate increase of ten basis points would generate an estimated annual increase in financial expense on debt and interest rate derivatives of around €4 million.

Net financial debt was equal to €14,077 million at June 30, 2006, an increase of €1,765 million with respect to December 31, 2005. For more details on the main components of the debt, please see the section “Analysis of the Group’s financial position” in the Report on Operations.

25.	Provisions for risks and charges – €2,110 million

			Changes in	Utilization
			scope of	and other
Millions of euro		Increases	consolidation	changes
	at Dec. 31,				at June 30,
	2005				2006

Provision for litigation, risks and other charges:
- litigation	341	9	—	(16)	334
- CO2 emissions charges	228	22	—	(105)	145
- other	577	34	1,140	(155)	1,596
Total	1,146	65	1,140	(276)	2,075

Provision for early-retirement incentives	121	—	—	(86)	35

TOTAL	1,267	65	1,140	(362)	2,110
Litigation

This provision covers contingent liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the period, as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.

Other

Other accruals refer to various risks and charges, mainly in connection with plant operation and transformation, regulatory disputes, penalties and other expenses related to engineering and construction, as well as disputes with local authorities regarding sundry duties and fees. The change in the scope of consolidation refers mainly to Slovenské Elektrárne and, in particular, the provisions pertaining to nuclear power stations.

Provision for early-retirement incentives

The “Provision for early-retirement incentives” includes the estimated charges relating to binding agreements for the voluntary termination of employment contracts in response to restructuring needs that employees have already signed or are likely to sign.

26.	Deferred tax liabilities – €2,470 million

The caption, which showed a total of €2,464 million at December 31, 2005, includes the deferred tax liabilities recognized from consolidated companies on differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets. They also include income subject to deferred taxation.

27.	Non-current financial liabilities – €114 million

These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value:

Millions of euro	Notional amount		Fair value
	at June 30,	at December	at June 30,	at December 31,
	2006	31,2005	2006	2005	Change

Cash flow hedge derivatives:
- interest rates	2,494	3,749	114	262	(148)
Derivatives at June 30, 2006 were composed of interest rate hedges on a number of long-term floating-rate loans. As the derivatives are exactly correlated with the underlying loan, the negative fair value of such positions, primarily the result of a significant reduction in market interest rates in recent years, has been largely offset by the reduction in financial expense relating to the hedged liabilities.

The decrease in the period in both the notional value and fair value of the derivatives was essentially caused by the rise in interest rates.

Current liabilities

28.	Short-term loans – €2,676 million

At June 30, 2006, short-term loans totaled €2,676 million, an increase of €1,315 million with respect to December 31, 2005, as detailed below:

	Book value	Fair value	Book value	Fair value	Book value	Fair value
	at June 30, 2006		at Dec. 31, 2005		Change

Short-term amounts due to banks	1,442	1,442	970	970	472	472
Commercial paper	1,194	1,194	275	275	919	919
Other short-term financial payables	40	40	116	116	(76)	(76)

Short-term financial debt	2,676	2,676	1,361	1,361	1,315	1,315
The payables represented by commercial paper relate to issues at year-end in the context of the €4,000 million program launched in November 2005 by Enel Finance International and guaranteed by Enel SpA.

At June 30, 2006, issues under the program totaled €1,194 million. The nominal value of the commercial paper is €1,207 million and is denominated in: euro (€745 million), pounds sterling (the equivalent of €22 million), US dollars (the equivalent of €317 million), Swiss francs (the equivalent of €64 million) and Japanese yen (the equivalent of €59 million). The exchange rate risk in respect of currencies other than the euro are fully hedged by currency swaps.

29.	Trade payables – €5,761 million

The item totaled €5,761 million, a decline of €849 million compared with December 31, 2005, and includes payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services.

30.	Current financial liabilities – €466 million

Millions of euro
	at June 30, 2006	at Dec. 31, 2005	Change

Deferred financial liabilities	140	176	(36)
Derivative contracts	317	103	214
Other items	9	15	(6)

Total	466	294	172
The following table shows the notional value and fair value of the derivative contracts:

Millions of euro	Notional value		Fair value
	at June 30,	at December 31,	at June 30,	at December 31,
	2006	2005	2006	2005	Change

Cash flow hedge derivatives:
- interest rates	140	191	11	10	1
- exchange rates	1	19	—	—	—
- commodities	658	—	9	—	9
Total	799	210	20	10	10

Trading derivatives:
- interest rates	531	610	30	55	(25)
- exchange rates	1,672	1,147	63	15	48
- commodities	5,977	125	204	13	191
- other	—	—	—	10	(10)
Total	8,180	1,882	297	93	204

TOTAL	8,979	2,093	317	103	214
The cash flow hedges on commodities refer to “two-way” contracts for differences entered into with the Single Buyer, with a notional value of €658 million and a fair value of €9 million. At December 31, 2005, the “two-way” contracts for differences were recognized under current assets because they had a positive fair value of €57 million and a notional value of €1,372 million.

Trading derivatives on interest and exchange rates primarily include transactions entered into for hedging purposes, but which do not qualify for hedge accounting under IFRS. Trading derivatives on commodities concern:
▪	fuel trading, with a notional value of €388 million and a fair value of €54 million;

▪	“one-way” contracts for differences, with a notional value of €5,589 million and a fair value of €150 million.
31.	Other current liabilities and tax provision for the period – €4,600 million

Millions of euro
	at June 30,
	2006	at Dec. 31, 2005	Change

Payables due to customers for security deposits and reimbursements	1,677	1,755	(78)
Payables due to the Electricity Equalization Fund	569	406	163
Tax payables and tax provision for the period	1,097	199	898
Payables due to employees	267	353	(86)
Social security contributions payable	148	144	4
Other	842	533	309

Total	4,600	3,390	1,210
Payables to customers for security deposits, €889 million at the end of the period, refer to amounts received from customers under the terms of contracts for the delivery of electricity which, upon the finalization of contracts, are booked as current liabilities because the Company does not have an unconditional right to defer the repayment of the liabilities beyond twelve months.

“Tax payables and the tax provision for the period” report estimated current taxes for the period, equal to €841 million.

32.	Related parties

As the entity responsible for the generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale, the Single Buyer, the ISO and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).

Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.
Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.

Companies in the Domestic Infrastructure and Networks Division and the Domestic Sales Division acquire electricity from the Single Buyer and the ISO, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange and sell electricity to the Single Buyer.

Enel also acquires fuel for generation and gas distribution and sale from ENI, a company controlled by the Ministry for the Economy and Finance.

All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at June 30, 2006		First 6 months of 2006

Single Buyer	532	1,953	6,172	790
ISO	297	301	—	300
Market Operator	927	201	647	3,188
Italian Post Office	1	22	72	7
ENI	12	245	766	51
Terna	394	201	900	993

Total	2,162	2,923	8,557	5,329
In view of the nature of the transactions with related parties as described above, the costs and revenues are reflected in operating costs and revenues, while assets and liabilities at the end of the period are recognized under current trade receivables and payables. In the 1st Half of 2006, transactions with related parties generated a negative operating cash flow of €3,482 million (€2,843 million in the corresponding period of 2005).

In compliance with the Group’s rules of corporate governance, transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety. With a view to assuring substantive propriety – in order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction – the Board of Directors may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advice.

The following table shows transactions outstanding at June 30, 2006 and carried out during the period.

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at June 30, 2006		First 6 months of 2006

Cesi	3	6	3	—
Gesam	1	—	—	—

Total	4	6	3	—
33.	Contractual commitments and guarantees

The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro
at June 30, 2006

Guarantees given
- Sureties given in favor of third parties	858

Other commitments
- Commitments to suppliers for:
- electricity purchases	4,044
- fuel purchases	34,007
- various supplies	5,596
- tenders	1,432
Total	45,079

TOTAL	45,937
Guarantees granted to third parties amounted to €858 million and include €744 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern rental charges and the termination of leases. The value of such guarantees is reduced annually by a specified amount.

The expected cash flow of the lease contracts, including forecast inflation, is as follows:
▪	2nd Half 2006: €36 million;

▪	2007: €74 million; · 2008: €74 million;

▪	2009: €73 million;

▪	2010: €68 million;

Commitments for electricity mainly regard imports from France, Switzerland and Germany, which at June 30, 2006 amounted to €4,044 million, of which €3,717 million refer to the period 2006-2010 and €327 million to the period 2011-2015.
Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at the end of June 2006 was €34,007 million, of which €14,511 million refers to the period 2006-2010, €11,036 million to the period 2011-2015, €7,690 million to the period 2016-2020 and the remaining €770 million beyond 2020.
34.	Contingent liabilities and assets

Porto Tolle thermoelectric plant – Air pollution – Criminal proceedings against Enel directors and employees – Damages for environmental harm

The Court of Adria, in a ruling issued March 31, 2006 concluding criminal proceedings begun in 2005, convicted former directors and employees of Enel for a number of incidents of air pollution caused by emissions from the Porto Tolle thermoelectric plant. The decision, provisionally enforceable, held the defendants and Enel (as a civilly liable party) jointly liable for the payment of damages for harm to multiple parties, both natural persons and local authorities. Damages for a number of mainly private parties have already been set at the amount of €367,000. The calculation of the amount of damages owed to certain public entities (the Regions of Veneto and Emilia Romagna, the Province of Rovigo and various municipalities) has been postponed to a later civil trial, although a “provisional award” of about €2.5 million is immediately due.

Once the Court of Adria issues its full opinion, the Group will appeal the decision. If the ruling in the criminal case is affirmed, any civil lawsuits brought by interested parties seeking total compensation for losses suffered could expose the Group to the risk of further expenditures that cannot currently be quantified.

Out-of-court disputes and litigation connected with the blackout of September 28, 2003

With regard to litigation concerning the blackout that occurred on September 28, 2003, at June 30, 2006 some 80,000 proceedings were pending against Enel, individually for small amounts (almost all before justices of the peace in Campania and Calabria). All involved requests for automatic/lump-sum indemnities on the basis of the resolutions of the Authority for Electricity and Gas and the Electricity Service Charter or damages for alleged injury or loss (pain and suffering, spoiled food, interruption of economic activity, etc.). At June 30, 2006, about 12,000 rulings had been issued, with a majority finding in favor of the plaintiffs. Charges in respect of such indemnities could be recovered at least in part under existing insurance policies. Enel Distribuzione promptly appealed all adverse rulings to the competent courts. All the courts of appeals have, at present, decided in favor of Enel Distribuzione. In fact, the appellate court has, so far, reversed the rulings of the justices of the peace that found in favor of certain customers, based upon both the lack of proof of the loss claimed (the other grounds for appeal being merged) and the recognition that the company was not involved in causing the event.

Extension of municipal property tax (ICI)

Article 1 quinquies of Decree Law 44 of March 31, 2005 (ratified with Law 88/2005) stated that Article 4 of Law 652 of April 13, 1939 (governing the land registry) shall be interpreted with regard to power plants alone “in the sense that the buildings and permanent constructions consist of the land and those parts that are structurally attached to it, even temporarily, which may be joined by any means of connection with movable parts for the purpose of creating a single complex asset”.

As a result of this provision (the interpretation of which was affirmed by a recent decision of the Court of Cassation, the supreme court of appeal) calculating the imputed rental income of buildings that form part of a generation plant must also take removable parts into account.

Consequently, the Enel Group could be required to pay higher local ICI in the future.

The Court’s decision, however, established nothing with regard to the criteria to be used in calculating the value to be attributed to these components of imputed rent but rather referred the question to the Regional Tax Commission with territorial jurisdiction. The Regional Tax Commission of Emilia Romagna, in Ordinance no. 16/13/06 (filed on July 13, 2006), sent the case to the Constitutional Court on the issue of the constitutionality of Article 1-quinquies of the Decree Law, finding it relevant and not clearly unfounded.

Therefore, with regard to pending litigation, the Enel Group shall continue to pursue its case to request a substantial reduction of the values originally assigned by the Land Registry Offices to the removable parts of the plant. Enel has, however, allocated an adequate amount to the “Provisions for risks and charges” to cover fully the potential charges that would result from an unfavorable outcome. At the same time, Enel is not felt that further provisions are necessary to take into account possible retroactive application of the rule on imputed rent proposals which to date have not been the subject of comments by the Land Registry Offices and, in any event, primarily concern small plants.

Torrevaldaliga Nord power plant — Transformation to coal — Work on maritime infrastructure – Ordinances of the Region of Lazio of February 10, 2006 and March 31, 2006 – Suspension of works and denial of authorization to conduct dredging operations — Lazio Regional Administrative Court

With the measure of February 10, 2006 the President of the Region of Lazio ordered the immediate suspension of work on the construction of the maritime infrastructure for the reconversion of the Torrevaldaliga Nord plant to coal, based on an alleged threat to the environment. The suspension of the works was ordered on the basis of the assertion that such works cannot be authorized under the procedures (already completed) envisaged by Law 55/02 (designed to unblock the construction of power plants) but are instead subject to separate Environmental Impact Assessments (EIA) pursuant to Directive 97/11/EC, held to be immediately applicable under Italian law.

The suspension order by the Region of Lazio led to the stoppage of work on the maritime infrastructure, with consequent layoffs and considerable economic loss.

With separate measures of March 28 and March 31, 2006, the Region also denied authorization for the planned dredging of the sea floor and confirmed the suspension of the works ordered on February 10.

Enel immediately appealed the measures to the Lazio Regional Administrative Court asking it to suspend their validity. In an order issued at a hearing on April 20, 2006, the Lazio Regional Administrative Court found that the Region had no authority in this field and granted the petition for a preliminary injunction thereby allowing Enel to resume work. Subsequently, on June 16, 2006, the Lazio Regional Administrative Court (in decision no. 4731) decided the case on the merits (based upon the reasons previously stated in the April 20th suspension order), fully granting Enel’s first appeal concerning the suspension of the works, partially granting Enel’s second appeal related to the dredging operations, and consequently voiding that portion of the Region’s refusal of authorization concerning the dredging operations provided for in the EIA Decree of 2003 regarding the conversion project.

The Lazio Regional Administrative Court therefore upheld the legality of past and current dredging operations performed by Enel, since they have already undergone specific EIAs and are governed by the Decree authorizing the reconversion of the plant.

INPS circular no. 63 of May 6, 2005 concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)

On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa

Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entities involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the date of the IPO, in November 1999).

More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79/1999 would also be required to contribute to the DS and Mobilità programs.

The Enel Group believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Group contests the payment of contributions for programs whose benefits it would not have been eligible to use.

The circular has been challenged for precautionary reasons before the first and second level administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, asking it to find that no contribution obligation existed for CIG, CIGS and Mobilità. A hearing on the matter is scheduled for October 2006.

For the same contribution schemes, with a message dated August 5, 2005, INPS notified Enel that the initial deadline of August 16, 2005 set for the payment of accrued contributions was extended to September 30, 2005. The deadline was subsequently extended to October 31, November 30 and, finally, December 31, 2005. All of the extensions were prompted by the need for further study of the issues involved in view of their complexity. Enel maintained constant contact with the social security authorities in order to provide them with all the information necessary to enable them to revise their decision. Owing to the complexity of the matter, INPS felt it advisable to request an opinion from the Council of State and with a message dated December 27, 2005 extended the deadline for settlement of the obligation until the opinion was issued.

In an opinion issued at the hearing of February 8, 2006, the second section of the Council of State ruled, specifically, that the circular may not have retroactive effect and that there are no grounds for levying penalties, therefore ordering that the circular be amended appropriately.

As regards the contribution for the Disoccupazione Involontaria program (involuntary employment), and therefore the Mobilità program (which applies only where the DS contribution is also due), the Ministry of Labor, upon completion of the inspection begun in December 2005 to ascertain whether the conditions exempting Enel and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold, issued a Decree on August 1, 2006 in which it confirmed that both Enel SpA and the companies incorporated under it that are still members of the Enel Group have been exempt from the DS (and therefore Mobilità) schemes since they began operations.

35.	Subsequent events

Acquisition of wind plants in France

On July 13, 2006, Enel finalized the acquisition of 100% of Erelis SAS, a French company specialized in the development of wind plants, for €14.2 million. Erelis, which is based near Lyon, was established in 2002. Projects under development amount to about 500 MW of power, of which 14 MW will become operational in 2007, 196 MW are at an intermediate or advanced stage and about 290 MW at an initial development stage. Erelis is also developing about 110 MW for third parties. The projects are located in various regions in France.

Acquisition of gas distribution and sales business in Sicily

On July 13, 2006 the purchase of 100% of Metansicula SpA (at the time of the transaction, the sole owner of Metansicula Vendita Srl) for €12.5 million was formalized pursuant to the share purchase agreement of May 31, 2006 and upon receipt of approval from the Competition Authority. Metansicula, which distributes natural gas, and Metansicula Vendita, which sells natural gas, currently provide services to about 15,000 customers in the provinces of Catania, Siracusa and Ragusa. In 2005, the companies reported consolidated revenues of about €5.3 million and distributed about 10 million cubic meters of gas.

Acquisition of hydroelectric plants in Panama

On August 3, 2006, Enel, acting through its Dutch subsidiary Enel Investment Holding, acquired 100% of Hydro Quebec International Latin America Ltd (HQILA) from Hydro Quebec International Inc. and Fonds de Solidarité des Travailleurs du Québec. The operation effectively gives Enel an indirect stake of 24.55% in EGE Fortuna S.A. (Fortuna), a Panamanian hydro generation company, which gives it joint control over the company along with Globeleq (a private equity fund). Enel will be responsible for running the Fortuna plant.

Enel Investment Holding paid $150 million, equal to about €118 million for the acquisition. Fortuna is one of the leading Panamanian electricity companies, operating in the province of Chiriquì with a 300 MW power plant. It generates a total of about 1600 GWh a year, giving it a 30% share of national power output. In 2005 Fortuna posted revenues of $128.7 million, a gross operating margin of $97.8 million and operating income of $66.6 million.

Interim dividend for 2006 approved

On September 6, 2006 the Board of Directors of Enel SpA approved the distribution of an interim dividend of €0.20 per share. The interim dividend will be paid as from November 23, 2006, with the ex-dividend date falling on November 20, 2006.

36.	Stock option plans

The following table summarizes developments in the 1st Half of 2006 in Enel’s stock option plans, detailing the main assumptions used in calculating their fair value.

Developments in the 1st Half of 2006 in the stock option plans

Number of options	2001 Plan		2002 Plan	2003 Plan	2004 Plan	2005 Plan		Total

Options granted at December 31, 2004	19,193,468	(1)	41,748,500	47,624,005	38,527,550	—		147,093,523

Options exercised at December 31, 2004	—		24,104,556	16,342,119	—	—		40,446,675

Options lapsed at December 31, 2004	2,503,326		4,824,000	3,237,700	1,231,000	—		11,796,026

Options outstanding at December 31, 2004	16,690,142		12,819,944	28,044,186	37,296,550	—		94,850,822

New options granted in 2005	—		—	—	—	28,757,000		28,757,000

Options exercised in 2005	16,301,333		10,697,094	14,158,373	12,392,982	—		53,549,782

Options lapsed in 2005	388,809		48,500	50,726	394,500	28,757,000	(2)	29,639,535

Options outstanding at December 31, 2005	—		2,074,350	13,835,087	24,509,068	—		40,418,505

New options granted in the 1st Half of 2006	—		—	—	—	—		—

Options exercised in the 1st Half of 2006	—		639,100	10,091,424	3,098,671	—		13,829,195

Options lapsed in the 1st Half of 2006	—		—	—	81,600	—		81,600

Options outstanding at June 30, 2006	—		1,435,250	3,743,663	21,328,797	—		26,507,710

Fair value at grant date (euro)	0.48		0.17	0.37	0.18	0.27

Volatility	27%		28%	28%	17%	15%

Option expiry	June 2005		December 2007	December 2008	December 2009	December 2010

(1)	Portion actually exercisable (56%) of total options granted (34,274,050).

(2)	Options declared lapsed by the Board of Directors on March 22, 2006.

On May 26, 2006, the Enel Ordinary Shareholders’ Meeting approved the 2006 Stock Option Plan, granting the Board of Directors the powers required to carry out the Plan, to be exercised in accordance with criteria established by the Shareholders’ Meeting. On August 4, 2006, the Board of Directors of Enel SpA, exercising the authority given to it by the Shareholders’ Meeting, granted 31,790,000 options to 470 Enel Group executives. Achievement of the targets set in the 2006 Plan will be verified between 2008 and 2009.

As established by the Board of Directors, executives were divided into different brackets, with the executives receiving a different number of options. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.

The options may be exercised subject to a number of specific suspensory conditions. These include exceeding Group EBITDA forecasts and the performance of Enel shares with respect to the benchmark index indicated in the Regulations.

Attachments

Subsidiaries, associates and other significant equity investments of the Enel Group at June 30, 2006
In compliance with Consob Notice no. DEM/6064293 of July, 28, 2006 and Article 126 of Consob Resolution no. 11971 of May 14, 1999, a list of subsidiaries and associates of Enel SpA at June 30, 2006, pursuant to Article 2359 of the Italian Civil Code, and of other significant equity investments is provided on the following page. Enel has full title to all investments.
The following information is included for each company: name, registered office, activity, share capital, currency of account, Group companies that have a stake in the company and their respective ownership share.

Subsidiaries consolidated on a line-by-line basis at June 30, 2006 (1)

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Parent Company:
Enel SpA	Rome	Holding company	6,170,900,841	euro
Subsidiaries:
Aiten AS	Trnava (Slovakia)	IT services	6,000,000	SKK	Slovenskè elektràrne AS	66.00
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	Enel Rete Gas SpA	100.00
Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity distribution	15,689,796.62	euro	Electra de Viesgo Distribucion SL	54.95
Barras Electricas Generacion SL	Lugo (Spain)	Electricity generation	1,374,136.05	euro	Barras Electricas Galaico Asturianas SA	100.00
Cise Srl	Rome	Real estate management	318,291,049	euro	Enel SpA	100.00
Co.Im Gas SpA	S. Maria a Colle (Lucca)	Management of gas distribution and sales plants	1,479,000	euro	Enel Rete Gas SpA	80.00
Concert Srl	Rome	Product, plant and equipment certification	10,000	euro	Enel Produzione SpA	51.00
Dalmazia Trieste Srl	Rome	Real estate management	5,585,698	euro	Cise Srl Enel Servizi Srl (formerly Enel Ape Srl)	69.91 30.09
Decom Slovakia spol. sro	Trnava (Slovakia)	Electrical engineering	5,200,000	SKK	Slovenskè elektràrne AS	67.31
Deval SpA	Aosta	Distribution and sale of electricity in Valle D’Aosta	37,500,000	euro	Enel SpA	51.00
Deval Energie Srl	Aosta	Electricity sales	200,000	euro	Deval SpA	100.00
Eásygas Srl	Milan	Gas sales	10,000	euro	Enel Gas SpA	100.00
Electra de Viesgo Distribucion SL	Santander (Spain)	Distribution and sale of electricity	77,792,000	euro	Enel Distribuzione SpA	100.00
Enel Capital Srl	Rome	Holding company	8,500,000	euro	Enel SpA	100.00
Enel Comercializadora de Gas SA	Santander (Spain)	Gas and electricity sales	61,000	euro	Enel Trade SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	Enel SpA	100.00
Enel Electrica Banat SA (formerly Electrica Banat SA)	Timisoara (Romania)	Electricity distribution	463,474,090	RON	Enel Distribuzione SpA	51.00
Enel Electrica Dobrogea SA (formerly Electrica Dobrogea SA)	Costanza (Romania)	Electricity distribution	338,970,050	RON	Enel Distribuzione SpA	51.00
Enel Energia SpA	Rome	Electricity sales	10,000,000	euro	Enel SpA	100.00
Enel Energy Europe Srl	Rome	Holding company	10,000	euro	Enel SpA	100.00
Enel ESN Energo LLC	Moscow (Russian Federation)	Management and maintenance of power plants	1,000,000	RUB	Enel ESN Management BV	100.00
Enel ESN Management BV	Amsterdam (Netherlands)	Holding company	18,000	euro	Enel Produzione SpA	75.00
Enel.Factor SpA	Rome	Factoring	12,500,000	euro	Enel SpA	100.00
Enel Finance International SA	Luxembourg	Finance	1,391,900,230	euro	Enel SpA	100.00

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Enel Gas SpA	Milan	Gas and electricity sales	302,039	euro	Enel Distribuzione SpA	100.00
Enel Green Power International SA	Luxemburg	Holding of companies operating in electricity generation from renewable resources	156,650,000	euro	Enel Produzione SpA	67.11
					Enel Investment Holding BV	32.89
Enel Investment Holding BV	Amsterdam (Netherlands)	Holding company	1,593,050,000	euro	Enel SpA	100.00
Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	Enel Finance International SA	100.00
Enel Latin America LLC (1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	—	—	Enel Green Power International SA	100.00
Enel M@p Srl	Rome	Metering, remote control and communication services managed on the electricity network	100,000	euro	Enel Distribuzione SpA	100.00
Enel.NewHydro Srl	Rome	Engineering, water systems	1,000,000	euro	Enel SpA	100.00
Enel North America Inc. (1)	Wilmington (Delaware — USA)	Electricity generation from renewable resources	14.25	USD	Enel Green Power International SA	100.00
Enelpower SpA	Milan	Engineering and construction	2,000,000	euro	Enel SpA	100.00
Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio de Janeiro (Brazil)	Electrical engineering	1,242,000	R$	Enelpower SpA	100.00
Enelpower UK Ltd	London (United Kingdom)	Electrical engineering	1,000	GBP	Enelpower SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,352,138,606	euro	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	Enel Investment Holding BV	100.00
Enel Rete Gas SpA	Milan	Gas distribution	54,139,160	euro	Enel Distribuzione SpA	99.82
Enel Service UK Ltd	London (United Kingdom)	Energy services	100	GBP	Enel Trade SpA	100.00
Enel Servicii Srl	Bucharest (Romania)	Business services	200,000	RON	Enel SpA	80.00
					Enel Distribuzione SpA	20.00
Enel Servizi Srl (formerly Enel Ape Srl)	Rome	Personnel administration activities, information technology and business services	50,000,000	euro	Enel SpA	100.00
Enel.si — Servizi integrati Srl	Rome	Plant engineering and energy related services	5,000,000	euro	Enel SpA	100.00
Enel Sole Srl	Rome	Public lighting systems	4,600,000	euro	Enel SpA	100.00
Enel Trade SpA	Rome	Fuel trading and logistics — Electricity sales	90,885,000	euro	Enel SpA	100.00

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Enel Viesgo Energia SL (formerly Viesgo Energia SL)	Santander (Spain)	Electricity and gas sales	1,000,000	euro	Electra de Viesgo Distribucion SL	100.00
Enel Viesgo Generacion SL (formerly Viesgo Generacion SL)	Santander (Spain)	Electricity generation and sales	425,311,006	euro	Enel Produzione SpA	100.00
Enel Viesgo Servicios SL	Santander (Spain)	Business services	3,010	euro	Enel SpA	60.00
					Enel Produzione SpA	20.00
					Enel Distribuzione SpA	20.00
Energias Especiales de Andalucia SA	Seville (Spain)	Electricity generation from renewable resources	20,000	euro	EUFER Renovables Ibericas 2004 SA	100.00
Energias Especiales de Careon SA	La Coruna (Spain)	Electricity generation from renewable resources	270,450	euro	Enel Union Fenosa Renovables SA	77.00
Energias Especiales de Castelo SA	Madrid (Spain)	Electricity generation from renewable resources	437,400	euro	Enel Union Fenosa Renovables SA	100.00
Energias Especiales de Pena Armada SA	Madrid (Spain)	Electricity generation from renewable resources	963,300	euro	Enel Union Fenosa Renovables SA	80.00
Energias Especiales del Alto Ulla SA	Madrid (Spain)	Electricity generation from renewable resources	360,600	euro	Enel Union Fenosa Renovables SA	100.00
Energias Especiales del Noroeste SA	Madrid (Spain)	Electricity generation from renewable resources	6,812,040	euro	Enel Union Fenosa Renovables SA	100.00
Energias Renovables Montes de San Sebastian SL	Madrid (Spain)	Electricity generation from renewable resources	705,000	euro	Enel Union Fenosa Renovables SA	100.00
Energosluzby AS	Trnava (Slovakia)	Business services	261,000,000	SKK	Slovenskè elektràrne AS	100.00
Eolica del Cordal de Montouto SL	Madrid (Spain)	Electricity generation from renewable resources	160,000	euro	Enel Union Fenosa Renovables SA	100.00
EUFER Comercializadora SL	Madrid (Spain)	Electricity generation from renewable resources	60,000	euro	Enel Union Fenosa Renovables SA	100.00
EUFER Renovables Ibericas 2004 SA	Madrid (Spain)	Electricity generation from renewable resources	5,100,000	euro	Enel Union Fenosa Renovables SA	100.00
Geotermica Nicaraguense SA	Managua (Nicaragua)	Electricity generation from renewable resources	50,000	NIO	Enel Produzione SpA	60.00
Hydrogen Park — Marghera per l’idrogeno Scrl	Venice	Promotion of studies and projects for the use of hydrogen	215,000	euro	Enel Produzione SpA	53.49
Iridea Srl	Milan	Advisory and consulting services	1,250,000	euro	Enel Gas SpA	100.00
Maritza East 3 Operating Company AD	Galabovo (Bulgaria)	Maintenance and operation of power plants	50,000	leva	Maritza O&M Holding Netherlands BV	73.00
Maritza East III Power Company AD	Sofia (Bulgaria)	Electricity generation	265,943,600	leva	Maritza East III Power Holding BV	73.00
Maritza East III Power Holding BV	Amsterdam (Netherlands)	Holding company	100,000,000	euro	Enel Produzione SpA	100.00

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Maritza O&M Holding Netherlands BV	Amsterdam (Netherlands)	Holding company	40,000	euro	Enel Produzione SpA	100.00
Metanodotti Padani SpA	Milan	Gas distribution	309,600	euro	Enel Rete Gas SpA	100.00
Metanodotti Trentini Srl	Milan	Gas distribution	10,400	euro	Metanodotti Padani SpA	100.00
Ochrana a bezpecnost’ SE AS	Mochovce (Slovakia)	Security services	1,000,000	SKK	Slovenskè elektràrne AS	100.00
Parque Eolico de San Andrés SA	La Coruna (Spain)	Electricity generation from renewable resources	552,920	euro	Enel Union Fenosa Renovables SA	82.00
Parque Eolico La Losilla SA	Madrid (Spain)	Electricity generation from renewable resources	60,400	euro	EUFER Renovables Ibericas 2004 SA	100.00
Pragma Energy SA	Lugano (Switzerland)	Coal trading	4,000,000	CHF	Enel Investment Holding BV	100.00
Reti Gas Scrl	Milan	Construction of gas distribution networks	11,000	euro	Enel Rete Gas SpA	95.00
Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Human resources and training	2,000,000	euro	Enel SpA	100.00
Simeo Srl	Milan	Gas distribution	13,000,000	euro	Enel Rete Gas SpA	100.00
Sistemas Energeticos Manon Ortigueira SA	Ortigueira (Spain)	Electricity generation from renewable resources	4,507,500	euro	Enel Union Fenosa Renovables SA	86.00
Slovenskè elektràrne AS	Bratislava (Slovakia)	Electricity generation	38,238,803,000	SKK	Enel Produzione SpA	66.00
Slovenskè elektràrne Finance BV	Rotterdam (Netherlands)	Finance	18,200	euro	Slovenskè elektràrne AS	100.00
Vyzkont sro	Trnava (Slovakia)	Radioactive waste storage	200,000	SKK	Slovenskè Elektrárne AS	51.00
Water & Industrial Services Company SpA	Monza	Sewage treatment	15,615,000	euro	Enel.NewHydro Srl	51.00

(1)	The companies held by Enel North America Inc. and Enel Latin America LLC and fully consolidated on a line-by-line basis are listed separately.

Subsidiaries held by Enel North America Inc. consolidated on a line-by-line basis at June 30, 2006 (1)

		Share capital
Company name	Registered office	(2)	Currency	Held by (3)%
		at June 30, 2006

Parent Company:
Enel North America Inc.	Wilmington (Delaware — USA)	14.25	USD	Enel Green Power International SA	100.00
Subsidiaries:
Agassiz Beach LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	Greenville (South Carolina — USA)	10,500	USD	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
Autumn Hills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
Barnet Hydro Company LP	Burlington (Vermont — USA)	—	—	Sweetwater Hydroelectric Inc. CHI Acquisitions II Inc.	90.00 10.00
Beaver Falls Water Power Company	Philadelphia (Pennsylvania — USA)	—	—	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania — USA)	2	USD	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Philadelphia (Pennsylvania — USA)	30	USD	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York (New York — USA)	—	—	(Cataldo) Hydro Power Associates	75.00
Boott Field LLC	Wilmington (Delaware — USA)	—	—	Boott Hydropower Inc.	100.00
Boott Hydropower Inc.	Boston (Massachusetts — USA)	—	—	Boott Sheldon Holdings LLC	100.00
Boott Sheldon Holdings LLC	Wilmington (Delaware — USA)	—	—	Hydro Finance Holding Company Inc.	100.00
BP Hydro Associates	Boise (Idaho — USA)	—	—	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00
BP Hydro Finance Partnership	Salt Lake City (Utah — USA)	—	—	BP Hydro Associates Fulcrum Inc.	75.92 24.08
Bypass Limited	Boise (Idaho — USA)	—	—	Northwest Hydro Inc. CHI West Inc. El Dorado Hydro	69.35 29.65 1.00
Bypass Power Company	Los Angeles (California — USA)	—	—	CHI West Inc.	100.00
Canastota Wind Power LLC	Wilmington (Delaware — USA)	—	—	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York (New York — USA)	—	—	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
CHI Acquisitions II Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
CHI Black River Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
CHI Canada Inc.	Montreal (Québec — Canada)	100	CAD	CHI Finance LLC	100.00
CHI Dexter Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
CHI Finance LLC	Wilmington (Delaware — USA)	—	—	Enel North America Inc.	100.00
CHI Highfalls Inc.	Wilmington (Delaware — USA)	—	—	CHI Finance LLC	100.00
CHI Hydroelectric Company Inc.	St. John (Newfoundland — Canada)	100	CAD	CHI Canada Inc.	100.00
CHI Idaho Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Wilmington (Delaware — USA)	—	—	CHI Finance LLC	100.00
CHI Mountain States Operations Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00

		Share capital
Company name	Registered office	(2)	Currency	Held by (3)%
		at June 30, 2006

CHI Power Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
CHI Power Marketing Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
CHI S.F. LP	Montreal (Québec — Canada)	—	—	CHI Canada Inc. CHI Hydroelectric Co. Inc.	99.00 1.00
CHI Universal Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
CHI West Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
Coneross Power Corporation Inc.	Greenville (South Carolina — USA)	110,000	USD	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware — USA)	130	USD	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Wilmington (Delaware — USA)	200	USD	Enel North America Inc.	100.00
Consolidated Hydro Southeast Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions II Inc.	100.00
Consolidated Pumped Storage Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	80.00
Copenhagen Associates	New York (New York — USA)	—	—	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Boston (Massachusetts — USA)	—	—	Asotin Hydro Company Inc.	100.00
El Dorado Hydro	Los Angeles (California — USA)	—	—	Olympe Inc. Motherlode Hydro Inc.	82.50 17.50
Essex Company	Boston (Massachusetts — USA)	—	—	Enel North America Inc.	100.00
Florence Hills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Boise (Idaho — USA)	1,002.50	USD	Consolidated Hydro Mountain States Inc.	100.00
Gauley Hydro LLC	Wilmington (Delaware — USA)	—	—	Essex Company	100.00
Gauley River Management Corporation	Burlington (Vermont — USA)	—	—	CHI Finance LLC	100.00
Gauley River Power Partners LP	Burlington (Vermont — USA)	—	—	Gualey Hydro LLC Gualey River Management Corporation	99.00 1.00
Gestion Cogeneration Inc.	Montreal (Québec — Canada)	100	CAD	Hydrodev Inc.	100.00
Hadley Ridge LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	CHI Finance LLC	100.00
Hope Creek LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Hosiery Mills Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Montreal (Québec — Canada)	100	CAD	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York (New York — USA)	12.25	USD	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Burlington (Vermont — USA)	5,000	USD	CHI Finance LLC	100.00
Hydro Finance Holding Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
Jack River LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Julia Hills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
Kinneytown Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00

		Share capital
Company name	Registered office	(2)	Currency	Held by (3)%
		at June 30, 2006

LaChute Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
Lawrence Hydroelectric Associates LP	Boston (Massachusetts — USA)	—	—	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Littleville Power Company Inc.	Boston (Massachusetts — USA)	—	—	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York (New York — USA)	2	USD	Twin Saranac Holdings LLC	100.00
Lower Saranac Hydro Partners LP	Wilmington (Delaware — USA)	—	—	Twin Saranac Holdings LLC Lower Saranac Corporation	99.00 1.00
Mascoma Hydro Corporation	Concord (New Hampshire — USA)	—	—	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
Minnewawa Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Enel North America Inc.	100.00
Missisquoi Associates	Los Angeles (California — USA)	—	—	Sheldon Springs Hydro Associates LP Sheldon Vermont Hydro Company Inc.	99.00 1.00
Motherlode Hydro Inc.	Los Angeles (California — USA)	—	—	CHI West Inc.	100.00
Newbury Hydro Company	Burlington (Vermont — USA)	—	—	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.00
NeWind Group Inc.	St. John (Newfoundland — Canada)	100	CAD	CHI Canada Inc.	100.00
Northwest Hydro Inc.	Wilmington (Delaware — USA)	100	USD	CHI West Inc.	100.00
Notch Butte Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
O&M Cogeneration Inc.	Montreal (Quebec — Canada)	15	CAD	Hydrodev Inc.	66.66
Olympe Inc.	Los Angeles (California — USA)	—	—	CHI West Inc.	100.00
Ottauquechee Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Finance LLC	100.00
Pelzer Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	Consolidated Hydro Southeast Inc.	100.00
Pyrites Associates	New York (New York — USA)	—	—	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Rock Creek Limited Partnership	Los Angeles (California — USA)	—	—	El Dorado Hydro Olympe Inc. Motherlode Hydro Inc.	99.00 0.82 0.18
Ruthton Ridge LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
SE Hazelton A. LP	Los Angeles (California — USA)	—	—	CHI West Inc. Bypass Power Company	99.00 1.00
Sheldon Springs Hydro Associates LP	Wilmington (Delaware — USA)	—	—	Boott Sheldon Holdings LLC Sheldon Vermont Hydro Company Inc.	99.00 1.00
Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware — USA)	—	—	Boott Sheldon Holdings LLC	100.00
Slate Creek Hydro Associates LP	Los Angeles (California — USA)	—	—	Slate Creek Hydro Company Inc.	95.00
Slate Creek Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Wilmington (Delaware — USA)	100	USD	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
St. — Felicien Cogeneration Limited Partnership	Montreal (Québec — Canada)	—	—	CHI S.F. LP Gestion Cogeneration Inc.	92.00 4.00
Summit Energy Storage Inc.	Wilmington (Delaware — USA)	8,200	USD	Enel North America Inc.	69.32
Sun River LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	Concord (New Hampshire — USA)	250	USD	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Boston (Massachusetts — USA)	100	USD	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	Los Angeles (California — USA)	—	—	CHI West Inc.	100.00

		Share capital
Company name	Registered office	(2)	Currency	Held by (3)%
		at June 30, 2006

Triton Power Company	New York (New York — USA)	—	—	Highfalls Hydro Company Inc. CHI Highfalls Inc.	98.00 2.00
Tsar Nicholas LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Associates LP	Seattle (Washington — USA)	—	—	Twin Saranac Holdings LLC Twin Falls Hydro Company Inc.	99.00 0.51
Twin Falls Hydro Company Inc.	Wilmington (Delaware — USA)	10	USD	Twin Saranac Holdings LLC	100.00
Twin Lake Hills LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00
Twin Saranac Holdings LLC	Wilmington (Delaware — USA)	—	—	Enel North America Inc.	100.00
Western New York Wind Corporation	New York (New York — USA)	300	USD	Enel North America Inc.	100.00
Willimantic Power Corporation	Hartford (Connecticut — USA)	—	—	CHI Acquisitions Inc.	100.00
Winter’s Spawn LLC	Minneapolis (Minnesota — USA)	—	—	CHI Minnesota Wind LLC	49.00

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel North America Inc. holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Subsidiaries held by Enel Latin America LLC consolidated on a line-by-line basis at June 30, 2006 (1)

Company name	Registered office	Share capital(2)	Currency	Held by (3)%
		at June 30, 2006

Parent Company:
Enel Latin America LLC	Wilmington (Delaware — USA)	—	—	Enel Green Power International SA	100.00
Subsidiaries:
Agricola Rio Sahuil Ltda	Santiago (Chile)	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	—	—	Empresa Electrica Panguipulli SA Enel Chile Ltda	99.93 0.07
Central American Power Services Inc.	Wilmington (Delaware — USA)	1	USD	Enel Latin America LLC	100.00
Conexion Energetica Centroamericana El Salvador SA	San Salvador (El Salvador)	1,693,100	SVC	Grupo EGI SA de cv Enel Latin America LLC	99.99 0.01
Constructora Cerro Pitren Ltda	Santiago (Chile)	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90
EGI Costa Rica Viento SA	Santa Ana (Costa Rica)	100,000	CRC	Energia Global de Costa Rica SA	100.00
Electrificadora Ecologica SA	Santa Ana (Costa Rica)	1,200,000	CRC	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Santiago (Chile)	—	—	Enel Chile Ltda Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	11,169,752,000	CLP	Enel Chile Ltda Energia Alerce Ltda	99.90 0.10
Empresa Nacional de Geotermia SA	Santiago (Chile)	—	—	Enel Chile Ltda	51.00
Enel Chile Ltda	Santiago (Chile)	15,414,240,752	CLP	Energia Alerce Ltda	100.00
Enel Guatemala SA	Guatemala	5,000	GTQ	Enel Latin America LLC Enel Green Power International SA	98.00 2.00
Energia Alerce Ltda	Santiago (Chile)	1,000,000	CLP	Enel Latin America LLC Enel Green Power International SA	99.90 0.10
Energia Global SA de cv	Andover (Massachusetts — USA)	50,000	MXN	Enel Latin America LLC	99.00
Energia Global de Costa Rica SA	Santa Ana (Costa Rica)	100,000	CRC	Enel Latin America LLC	100.00
Energia Global Operaciones SA	Santa Ana (Costa Rica)	10,000	CRC	Energia Global de Costa Rica SA	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	Enel Latin America LLC Enel Guatemala SA	99.00 1.00
Generadora Montecristo SA	Guatemala	5,000	GTQ	Enel Latin America LLC Enel Guatemala SA	99.00 1.00
Geotermica del Norte SA	Santiago (Chile)	—	—	Enel Chile Ltda	51.00
Grupo EGI SA de cv	San Salvador (El Salvador)	200,000	SVC	Enel Latin America LLC Enel Green Power International SA	99.95 0.05
Molinos de Viento del Arenal SA	Santa Ana (Costa Rica)	9,709,200	USD	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costa Rica)	30,000	CRC	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Santa Ana (Costa Rica)	100,001	CRC	Energia Global de Costa Rica SA	33.44
P.H. Guacimo SA	Santa Ana (Costa Rica)	50,000	CRC	Enel Latin America LLC Energia Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcan SA	Santa Ana (Costa Rica)	100,001	CRC	Energia Global de Costa Rica SA	34.32
Tecnoguat SA	Guatemala	1,000,000	GTQ	Enel Latin America LLC	75.00
ZMZ General SA	Santa Ana (Costa Rica)	500,000	CRC	EGI Costa Rica Viento SA	51.00

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel Latin America LLC holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Companies consolidated proportionally at June 30, 2006

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Aridos Energias Especiales SL	Villabilla (Spain)	Electricity generation from renewable resources	600,000	euro	Enel Union Fenosa Renovables SA	41.05
Azucarera Energias SA	Madrid (Spain)	Electricity generation from renewable resources	570,600	euro	Enel Union Fenosa Renovables SA	40.00
Boiro Energia SA	Boiro (Spain)	Electricity generation from renewable resources	601,010	euro	Enel Union Fenosa Renovables SA	40.00
Cogeneracion de Alcalá AIE	Madrid (Spain)	Electricity generation from renewable resources	6,010	euro	Enel Union Fenosa Renovables SA	30.00
Cogeneracion del Noroeste SL	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	Enel Union Fenosa Renovables SA	40.00
Depuracion Destilacion Reciclaje SL	Boiro (Spain)	Electricity generation from renewable resources	600,000	euro	Enel Union Fenosa Renovables SA	40.00
Energias Ambientales EASA SA	La Coruna (Spain)	Electricity generation from renewable resources	15,491,460	euro	Enel Union Fenosa Renovables SA	33.33
Energias Ambientales Novo SA	Madrid (Spain)	Electricity generation from renewable resources	1,480,000	euro	Enel Union Fenosa Renovables SA	33.30
Energias Ambientales Vimianzo SA	Madrid (Spain)	Electricity generation from renewable resources	106,864	euro	Enel Union Fenosa Renovables SA	33.30
Energias Especiales Alcoholeras SA	Madrid (Spain)	Electricity generation from renewable resources	82,000	euro	Enel Union Fenosa Renovables SA	50.00
Energias Especiales del Bierzo SA	Torre del Bierzo (Spain)	Electricity generation from renewable resources	1,635,000	euro	Enel Union Fenosa Renovables SA	50.00
Enel Union Fenosa Renovables SA	Madrid (Spain)	Electricity generation from renewable resources	32,505,000	euro	Enel Viesgo Generacion SL (formerly Viesgo Generacion SL)	50.00
Energias Ambientales de Somozas SA	La Coruna (Spain)	Electricity generation from renewable resources	1,250,000	euro	Enel Union Fenosa Renovables SA	45.26
Gallega de Cogeneracion SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	1,803,000	euro	Enel Union Fenosa Renovables SA	40.00
Parque Eolico de Barbanza SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	3,606,000	euro	Enel Union Fenosa Renovables SA	25.00
Parque Eolico de Cabo Vilano AIE	Madrid (Spain)	Electricity generation from renewable resources	980,712	euro	Enel Union Fenosa Renovables SA	50.00
Parque Eolico de Malpica SA	La Coruna (Spain)	Electricity generation from renewable resources	950,057.50	euro	Enel Union Fenosa Renovables SA	30.16
Parque Eolico Montes de las Navas SA	Madrid (Spain)	Electricity generation from renewable resources	6,540,000	euro	Enel Union Fenosa Renovables SA	20.00
Res Holdings BV	Amsterdam (Netherlands)	Holding company	18,000	euro	Enel Investment Holding BV	49.50
RUSENERGOSBYT LLC	Moscow (Russian Federation)	Electricity trading	2,760,000	RUB	Res Holdings BV	100.00
Sociedad Eólica L’Enderrocada SA	Barcelona (Spain)	Electricity generation from renewable resources	920,219	euro	Enel Union Fenosa Renovables SA	26.66
Ufefys SL	Aranjuez (Spain)	Electricity generation from renewable resources	2,373,950	euro	Enel Union Fenosa Renovables SA	40.00

Associated companies accounted for using the equity method at June 30, 2006

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	Grupo EGI SA de cv	20.00
Aes Distribuidores Salvadorenos Y Compania S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	200,000	SVC	Grupo EGI SA de cv	20.00
Alpe Adria Energia SpA	Udine	Engineering, construction and management of interconnection power lines	450,000	euro	Enel Produzione SpA	40.50
CESI — Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	euro	Enel SpA	25.92
Chladiace veze Bohunice spol. sro	Bohunice (Slovakia)	Engineering and construction	500,000	SKK	Slovenské Elektrárne AS	35.00
Compagnia Porto di Civitavecchia SpA	Civitavecchia (Rome)	Harbor construction	20,516,000	euro	Enel Produzione SpA	25.00
Eneco Energia Ecologica Srl	Predazzo (Trento)	Area heating networks	900,838	euro	Avisio Energia SpA	49.02
Enerlasa SA	Madrid (Spain)	Electricity generation from renewable resources	1,021,700	euro	Enel Union Fenosa Renovables SA	45.00
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable resources	100,000	SVC	Grupo EGI SA de cv	20.00
Idrosicilia SpA	Palermo	Water sector	22,520,000	euro	Enel SpA	40.00
Promociones Energeticas del Bierzo SL	Ponferrada (Spain)	Electricity generation from renewable resources	12,020	euro	Enel Union Fenosa Renovables SA	50.00
Reaktortest sro	Trnava (Slovakia)	Nuclear power research	2,000,000	SKK	Slovenské Elektrárne AS	49.00
SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, design and research in thermal generation	697,820	euro	Enel.NewHydro Srl	41.55
Sotavento Galicia SA	Santiago de Compostela (Spain)	Electricity generation from renewable resources	601,000	euro	Enel Union Fenosa Renovables SA	18.00
Star Lake Hydro Partnership	St. John (Newfoundland — Canada)	Electricity generation from renewable resources	—	—	CHI Hydroelectric Company Inc.	49.00
Tirmadrid SA	Valdemingomez (Spain)	Electricity generation from renewable resources	16,828,000	euro	Enel Union Fenosa Renovables SA	18.64
Ustav jaderného vyzkumu Rez AS	Rez (Czech Republic)	Nuclear power research and development	524,139,000	CZK	Slovenské Elektrárne AS	27.78
Weather Investments SpA	Rome	Telecommunications	585,222,480.12	euro	Enel SpA	26.10

Other significant equity investments at June 30, 2006

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

CO.FA.S.E. Srl	Canazei (Trento)	Cogeneration of electrical and thermal energy	25,500	euro	Avisio Energia SpA	14.00
Energotel AS	Bratislava (Slovakia)	Management of fiber optic network	66,000,000	SKK	Slovenské Elektrárne AS	16.67
Exstream Solutions Inc.	Cambridge (Massachusetts — USA)	Transmission of multimedia content and development of distance learning platforms	11,940.79	USD	Enel Investment Holding BV	15.09
GALSI SpA	Milan	Engineering in energy and infrastructure sector	3,850,000	euro	Enel Produzione SpA	13.50
International Multimedia University Srl	Rome	Distance learning	24,000	euro	Sfera Srl	13.04
LaGeo SA de cv	Ahuachapan (El Salvador)	Electricity generation from renewable resources	1,868,695,400	SVC	Enel Produzione SpA	12.50

Companies in liquidation or held for sale at June 30, 2006

Company name	Registered office	Activity	Share capital	Currency	Held by	%
			at June 30, 2006

Central Parks Srl (in liquidation)	Rome	—	63,991	euro	Enel.NewHydro Srl	40.00
Climare Scrl (in liquidation)	Genoa	—	30,600	euro	Enel Distribuzione SpA	66.66
Enelco SA	Athens (Greece)	Power plant construction, management and maintenance	587,000	euro	Enelpower SpA	50.00
Euromedia Luxembourg One SA (in liquidation)	Luxemburg	—	44,887,500	USD	Enel Investment Holding BV	28.57
Gesam SpA	Lucca	Gas distribution	28,546,672	euro	Enel Rete Gas SpA	40.00
Hydrodev Limited Partnership	Montreal (Québec — Canada)	Electricity generation from renewable resources	—	—	CHI Canada Inc. Hydrodev Inc.	48.90 0.10
Pragma Energy Services Ltd (in liquidation)	London (United Kingdom	—	2	GBP	Pragma Energy SA	100.00
Q-Channel SpA (in liquidation)	Rome	—	1,607,141	euro	Enel Servizi Srl (formerly Enel Ape Srl)	24.00
Slovenské Elektrárne CR sro (in liquidation)	Brno (Czech Republic)		200,000	CZK	Slovenské Elektrárne AS	100.00
Teggs SpA (in liquidation)	Milan	—	100,000	euro	Enel Investment Holding BV	40.00
Vodne dielo Zilina AS (in liquidation)	Trencin (Slovakia)	—	5,000,000	SKK	Slovenské Elektrárne AS	40.00

Financial Statements of Enel SpA at June 30, 2006
In compliance with the provisions of Article 81(3) of Consob Regulation no. 11971 implementing the provisions on issuers of Legislative Decree 58 of February 24, 1998, the financial statements at June 30, 2006 of the Parent Company Enel prepared in accordance with IFRS-EU are presented below. These financial statements are not intended to present the Parent Company’s results and financial position in accordance with IAS 34.
Following the entry into force of Regulation (EC) 1606/2002 and under the provisions of Legislative Decree 38/2005, Enel prepares its separate financial statements in accordance with IFRS-EU starting with the 2006 financial year. In order to ensure better disclosure and taking account of Consob notice no. DEM/6064313 of July 28, 2006, the Parent Company’s financial statements are supplemented by the document entitled “Transition to the International Financial Reporting Standards (IFRS)”, which contains the financial statements reconciling the figures at January 1, 2005 and December 31, 2005 prepared in accordance with Italian GAAP and the figures recalculated in accordance with IFRS-EU, with accompanying notes.

Income statement of Enel SpA

Millions of euro		1st Half
		2006	2005

Revenues from sales and services		552	492
Other revenues		40	12
TOTAL REVENUES	[Subtotal]	592	504

Income from equity exchange transaction and disposal of significant equity investments		146	443

Costs:
- Purchased power		298	286
- Services		103	96
- Personnel		41	44
- Depreciation, amortization and impairment losses		6	158
- Other operating expenses		6	41
	[Subtotal]	454	625

OPERATING INCOME		284	322

Dividends		3,069	1,536
Net financial income (expense)		(44)	(112)

INCOME BEFORE TAXES		3,309	1,746

Taxes		45	(26)

NET INCOME FOR THE PERIOD		3,264	1,772

Balance sheet of Enel SpA
Millions of euro

ASSETS	at June 30, 2006	at Dec. 31, 2005

Non-current assets:
- Property, plant and equipment	9	12
- Intangible assets	11	14
- Deferred tax assets	284	537
- Equity investments	17,671	17,676
- Non-current financial assets	1,822	1,851
- Other non-current assets	65	350
Total non-current assets	19,862	20,440

Current assets:
- Trade receivables	240	260
- Current financial assets	8,097	5,677
- Cash and cash equivalents	54	45
- Tax receivables	724	576
- Other current assets	437	777
Total current assets	9,552	7,335

TOTAL ASSETS	29,414	27,775

Millions of euro

LIABILITIES AND SHAREHOLDERS’ EQUITY	at June 30, 2006	at Dec. 31, 2005

Shareholders’ equity:
- Share capital	6,171	6,158
- Other reserves	4,417	4,331
- Retained earnings	1,821	3,010
- Net income for the period (1)	3,264	1,526
Total shareholders’ equity	15,673	15,025

Non-current liabilities:
- Long-term loans	8,248	7,155
- Post-employment and other employee benefits	438	440
- Provisions for risks and charges	50	868
- Deferred tax liabilities	86	111
- Non-current financial liabilities	66	100
Total non-current liabilities	8,888	8,674

Current liabilities
- Short-term loans	3,007	1,968
- Current portion of long-term loans	527	678
- Trade payables	304	357
- Current financial liabilities	331	419
- Other current liabilities and tax provision for the period	684	654
Total current liabilities	4,853	4,076

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,414	27,775

(1)	Net income for 2005 is net of the interim dividend of €1,169 million.

Transition of Enel SpA to International Financial Reporting Standards (IFRS)
1.	Introduction

Following the entry into force of Regulation (EC) 1606/2002 and under the provisions of Legislative Decree 38/2005, issuers of financial instruments listed on regulated markets are required draft separate financial statements in accordance with international accounting standards. Therefore, Enel SpA, starting with the 2006 financial year, has adopted the international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretation Committee (SIC) endorsed by the European Commission, hereinafter “IFRS-EU”), with January 1, 2005 as the date of transition to IFRS-EU. The final set of Enel SpA financial statements prepared in accordance with Italian GAAP are those for the period ending December 31, 2005.

As required by IFRS1, paragraph 7 of this document includes a reconciliation of shareholders’ equity and income for the period between the amounts calculated previously under Italian GAAP and those that have been restated under IFRS-EU, together with the related notes on the adjustments.

The balance sheet and income statement have been prepared only for the purposes of the transition to IFRS for the preparation of the first set of complete financial statements in accordance with IFRS -EU. Accordingly, they do not included comparative figures and explanatory notes that would be required for a complete presentation of the financial position of Enel SpA in accordance with IFRS-EU.

2.	Adoption of IFRS 1

In adopting International Financial Reporting Standards, the Company has applied IFRS 1 — First-time adoption. This standard establishes that if a parent company adopts the international accounting standards first in its consolidated financial statements and then in its separate financial statements, it shall measure its assets and liabilities at the same amounts in both financial statements, except for consolidation adjustments.

Therefore, the reconciliations reported below reflect the same accounting standards and the same options provided for under IFRS 1 that were adopted in drafting the Enel Group’s consolidated financial statements for 2005, expect for the standard concerning subsidiaries, associates and joint ventures.

The exemptions allowed by IFRS 1 and applicable to the Company, with an indication of those used in drafting the opening balance sheet, are set out below:
•	measurement of property, plant and equipment and intangible assets at fair value or deemed cost: the Company has applied the revalued amount for certain assets;

•	employee benefits: the Company has decided to recognize all cumulative actuarial gains and losses at the date of transition, and has elected to use the corridor approach for all subsequent actuarial gains and losses;

•	share-based payments: the company has not applied the exemption allowed by IFRS-EU for share-based payments and instead has applied IFRS 2 to all stock option plans existing at January 1, 2005.
3.	Accounting policies and measurement criteria

Basis of presentation

The functional currency used in presenting the balance sheet and income statement is the euro. All figures are shown in millions of euro.

Use of estimates

Preparing the balance sheet and the income statement under IFRS-EU requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may differ from these estimates. The estimates are used in recognizing provisions for credit risks, depreciation and amortization, impairment losses on assets, employee benefits, taxes and other provisions. The estimates and assumptions are periodically revised and the effects of any changes are reflected in the income statement if they only involve that period. If the revision involves both the current and future period, the change is recognized in the period in which the revision is made and in the related future period.

Translation of foreign currency items

All transactions in currencies other than the euro are recognized at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in a foreign currency other than the functional currency are later adjusted using the balance sheet exchange rate. Any exchange rate differences are recognized in profit or loss.

Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency carried at fair value are translated using the exchange rate prevailing on the date the related carrying amount is determined.

Equity investments

Subsidiaries comprise those entities for which the Enel SpA has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. Associated companies comprise those entities in which Enel SpA has a significant influence. Joint ventures are enterprises in which the Enel SpA exercises joint control with other entities. In assessing the existence of a situation of control, significant influence or joint control, account is also taken of potential voting rights that are effectively exercisable or convertible.

Equity investments are initially recognized at cost adjusted for impairment losses or at fair value.

Impairment losses are recognized in the income statement and can be reversed if the reason for the loss ceases to obtain. If the Company’s share of the loss exceeds the equity investment’s carrying amount and the Company has a legal or constructive obligation to cover the losses, the carrying amount is cancelled and any excess is recorded in a corresponding reserve among the provisions for risks and charges.

Equity investments measured at fair value are classified as “available-for-sale” and adjustments to fair value on the reference date are recorded in a corresponding item in shareholders’ equity.

Property, plant and equipment

Leasehold improvements, the main component, property and industrial and commercial equipment are recognized at historic cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of dismantling and removing the asset where there is a legal or constructive obligation to do so. The corresponding liability is recognized in a provision under provisions for risks and charges. Financial charges in respect of loans granted for the purchase of the assets are recognized in profit or loss in the year they accrue.

Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of the fixed assets will flow to the company and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred.

Where major components of individual fixed assets have different useful lives, the components are recognized and amortized separately.

Certain fixed assets that were revalued at the transition date or in previous periods are recognized at their revalued amount, which is considered as their deemed cost at the revaluation date.

Property, plant and equipment is reported net of accumulated depreciation and any impairment losses determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually, and any changes are reflected on a prospective basis. Depreciation commences when the asset is ready for use.

The estimated useful life of the main items of property, plant and equipment is as follows :

Useful life

Leasehold improvements	The shorter of the term of the lease and the remaining useful life
Civil buildings	40 years
Industrial and commercial equipment	4 years
Intangible assets Intangible assets, which all have a finite useful life, are measured at cost, shown net of accumulated amortization and any impairment losses, determined as set out below.

Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually and any changes are applied on a prospective basis. Amortization commences when the asset is ready for use.

Intangible assets consist of software licenses with an expected useful life of 3 to 5 years.

Impairment losses

Property, plant and equipment and intangible assets with a finite life are tested for impairment at least once a year. If such impairment is found, the recoverable amount of the assets is estimated. The recoverable amount of intangible assets with an indefinite useful life, where present, as well as that of intangible assets not yet available for use, is estimated annually.

The recoverable amount is the higher of an asset’s fair value less selling costs and its value in use.

Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the income statement when an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.

Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to their carrying amount.

With the exception of those recognized for goodwill, impairment losses are reversed when the impairment has been reduced.

Financial instruments

Debt securities

Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses.

Impairment losses are measured as the difference between the carrying value and the current value of expected future cash flows, discounted on the basis of the effective interest rate.

Equity investments in other entities and other financial assets Equity investments in entities other than subsidiaries, associates and joint ventures as well as other financial assets are recognized at fair value with any gains or losses recognized in equity (if classified as “available for sale”) or in profit or loss (if classified as “fair value through profit or loss”). On the sale of available-for-sale assets, any accumulated gains and losses in equity are released to the income statement.

When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are not reversed.

Trade receivables

Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment losses are determined on the basis of the present value of estimated future cash flows, discounted at the effective interest rate.

Trade receivables falling due in line with generally accepted trade terms are not discounted.

Cash and cash equivalents

This category is used to record cash and cash equivalents that are available on demand or at very short term and do not incur collection costs.

Trade payables

Trade payables are recognized at amortized cost. Trade payables falling due in line with generally accepted trade terms are not discounted.

Financial liabilities

Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments Derivatives are recognized at the trade date at fair value and are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.

When the derivatives are used to hedge the risk of changes in the fair value of hedged items, they are recognized at fair value with any changes taken to profit or loss. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk.

When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged instruments, changes in fair value are initially recognized in equity and subsequently released to profit or loss in line with the gains and losses on the hedged transaction.

Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS-EU are recognized in the income statement.

The fair value is calculated on the basis of the official prices for instruments traded on regulated markets. The fair value of instruments not listed on regulated markets is calculated by discounting expected cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using period-end exchange rates.

Employee benefits

Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance-sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

All the net cumulative actuarial gains and losses on the date of transition to IFRS-EU, were recognized. Subsequently actuarial gains and losses exceeding 10% of the greater of either the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.

Share-based payments

The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.

The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and the interest yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.

This cost is recognized in the income statement, with a balancing item recorded in a specific equity item, over the vesting period considering the best estimate possible of the number of options that will become exercisable.

The amount of the cost recognized is adjusted to reflect the actual number of exercisable options held, except when the failure to achieve the right to exercise the options is due solely to market conditions.

Provisions for risks and charges

Accruals to the provisions for risks and charges are recognized when there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. If the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the amount is discounted, the increase in the provision over time is recognized as a financial expense. When the liability relates to property, plant and equipment, the provision is recognized as a balancing entry to the asset to which it relates. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.

Changes in estimates are recognized in the income statement in the period in which the changes occur.

Revenues

Revenues are recognized using the following criteria depending on the type of transaction:
▪	revenues from the rendering of services are recognized in line with the stage of completion of the services;

▪	revenues from the sale of electricity are recognized upon delivery, even if it has not yet been invoiced. Where applicable, this revenue is based on the rates and related restrictions established by law, the Authority for Electricity and Gas and the corresponding foreign authorities during the applicable period.
Financial income and expense

Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.

Dividends

Revenue is recognized when the shareholder’s right to receive dividends is established.

Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.

Income taxes

Current income taxes for the period, recognized under tax payables net of advance payments, are determined using a best estimate of taxable income and in conformity with the relevant tax regulations.

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of current tax rates in force or substantively in force at the balance sheet date.

Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.

The recoverability of deferred tax assets is reviewed at each period-end.

4.	IFRS-EU balance sheet at January 1, 2005 and December 31, 2005 and IFRS-EU income statement for the period ended December 31, 2005

The balance sheet as at January 1, 2005 and December 31, 2005 and the income statement for the period ended December 31, 2005 are set out below. They show:
▪	figures calculated under Italian GAAP reclassified for IFRS-EU purposes;

▪	adjustments for alignment with IFRS.
Balance sheet at January 1, 2005

	Italian GAAP
	reclassified for
Millions of euro	IFRS-EU	IFRS-EU Adjustments	IFRS-EU	Notes

ASSETS

Non-current assets:
- Property, plant and equipment	14.4		14.4
- Intangible assets	18.3	-5.4	12.9	1
- Deferred tax assets	629.4	123.3	752.7	2
- Equity investments	16,069.0	-2.1	16,066.9	3
- Non-current financial assets	3,926.3	—	3,926.3	4
- Other non-current assets	404.1	—	404.1
Total non-current assets	21,061.5	115.8	21,177.3

Current assets:
- Trade receivables	226.4	—	226.4
- Current financial assets	8,749.3	216.9	8,966.2	5
- Cash and cash equivalents	20.4	—	20.4
- Other current assets	942.0	-32.1	909.9	6
Total current assets	9,938.1	184.8	10,122.9

TOTAL ASSETS	30,999.6	300.6	31,300.2

Balance sheet at January 1, 2005

	Italian GAAP
	reclassified for	IFRS-EU
Millions of euro	IFRS-EU	Adjustments	IFRS-EU	Notes

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:
- Share capital	6,103.5	—	6,103.5
- Other reserves	3,906.8	-85.5	3,821.3
- Retained earnings	5,290.6	-66.8	5,223.8
Total shareholders’ equity	15,300.9	-152.3	15,148.6

Non-current liabilities:
- Long-term loans	8,530.4	-73.1	8,457.3	7
- Post-employment and other employee benefits	409.1	54.5	463.5	8
- Provisions for risks and charges	656.3	-7.0	649.3	9
- Deferred tax liabilities	5.2	89.7	94.9	10
- Non-current financial liabilities	—	114.4	114.4	11
Total non-current liabilities	9,601.0	178.4	9,779.4

Current liabilities:
- Short-term loans	3,865.8	—	3,865.8
- Current portion of long-term loans	1,193.9	—	1,193.9
- Trade payables	369.5	-0.4	369.1	12
- Income tax payable	23.7	—	23.7
- Current financial liabilities	215.4	275.4	490.8	11
- Other current liabilities	429.4	-0.5	428.9	13
Total current liabilities	6,097.7	274.5	6,372.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,999.6	300.6	31,300.2

Balance sheet at December 31, 2005

	Italian GAAP
	reclassified for	IFRS-EU
Millions of euro	IFRS-EU	Adjustments	IFRS-EU	Notes

ASSETS

Non-current assets:
- Property, plant and equipment	11.8	—	11.8
- Intangible assets	19.0	-5.0	14.0	1
- Deferred tax assets	401.8	135.0	536.8	2
- Equity investments	17,474.4	202.1	17,676.5	3
- Non-current financial assets	1,856.7	-6.1	1,850.6	4
- Other non-current assets	350.1	—	350.1
Total non-current assets	20,113.8	326.0	20,439.8

Current assets:
- Trade receivables	259.7	—	259.7
- Current financial assets	5,476.0	200.8	5,676.8	5
- Cash and cash equivalents	45.5	—	45.5
- Other current assets	1,397.8	-44.8	1,353.0	6
Total current assets	7,179.0	156.0	7,335.0

TOTAL ASSETS	27,292.8	482.0	27,774.8

Balance sheet at December 31, 2005

	Italian GAAP
	reclassified for	IFRS-EU
Millions of euro	IFRS-EU	Adjustments	IFRS-EU	Notes

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:
- Share capital	6,157.1	—	6,157.1
- Other reserves	4,192.2	139.1	4,331.3
- Retained earnings	3,076.9	-66.7	3,010.2
- Net income for the period (1)	1,545.5	-19.4	1,526.1
Total shareholders’ equity	14,971.7	53.0	15,024.7

Non-current liabilities:
- Long-term loans	7,226.9	-72.1	7,154.8	7
- Post-employment and other employee benefits	397.6	42.5	440.1	8
- Provisions for risks and charges	830.0	37.9	867.9	9
- Deferred tax liabilities	38.2	73.5	111.7	10
- Non-current financial liabilities	—	99.7	99.7	11
Total non-current liabilities	8,492.7	181.5	8,674.2

Current liabilities:
- Short-term loans	1,967.5	—	1,967.5
- Current portion of long-term loans	677.9	—	677.9
- Trade payables	357.6	-0.3	357.3	12
- Current financial liabilities	162.3	256.5	418.8	11
- Other current liabilities	663.1	-8.7	654.4	13
Total current liabilities	3,828.4	247.5	4,075.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,292.8	482.0	27,774.8

(1)	Net of interim dividend of €1,169.4 million.

Income statement for the period ended December 31, 2005

	Italian GAAP
	reclassified for	IFRS-EU
Millions of euro	IFRS-EU	Adjustments	IFRS-EU	Notes

Revenues from sales and services	1,079.4	—	1,079.4
Other revenues	1,518.8	-5.2	1,513.6
TOTAL REVENUES	2,598.2	-5.2	2,593.0	14

Personnel	100.6	-9.5	91.1	15
Purchased power	604.0	—	604.0
Services, leases and rentals	210.8	—	210.8
Materials	2.9	—	2.9
Other costs	93.1	37.9	131.0	16

Depreciation, amortization and impairment losses	13.2	-0.4	12.8	17
Accruals	216.6	11.0	227.6	18

OPERATING INCOME	1,357.0	-44.2	1,312.8

Dividends from subsidiaries	1,542.5	—	1,542.5
Income/(Expense) from equity investments	—	20.6	20.6	19
Net financial income/(expense)	1,341.9	6.7	1,348.6	20

INCOME BEFORE TAXES	2,698.9	-16.9	2,682.0

Income taxes	-16.0	2.5	-13.5	21

NET INCOME	2,714.9	-19.4	2,695.5

5.	Notes on the main IFRS-EU adjustments made to certain items in the balance sheet at January 1, 2005 and at December 31, 2005
Brief comments are given below on the key adjustments made to specific balance sheet items at the beginning and the end of 2005.
Balance sheet– Assets
1) Intangible assets (down €5.4 million at January 1, 2005 and down €5.0 million at December 31, 2005); these adjustments regard solely the “extraordinary contribution” owed as a result of the suppression of the Electricity Industry Employee Pension Fund for the employees of Enel and private electricity companies (FPE) established with Law 488 of December 23, 1999 (2000 Finance Act). It was necessary to eliminate the amount recognized in the balance sheet since it is no longer permitted under IFRS-EU.
2) Deferred tax assets (up €123.3 million at January 1, 2005 and up €135.0 million at December 31, 2005); these reflect the balance sheet entries offsetting the tax effects applicable to the IFRS-EU adjustments indicated in paragraph 7.
3) Equity investments (down €2.1 million at January 1, 2005 and up €202.1 million at December 31, 2005); these adjustments reflect:
▪	the measurement at fair value of the equity investment in Echelon, a company listed in the United States (down €2.1 million at January 1, 2005);

▪	the measurement at fair value of the equity investments held in Weather Investments Srl and Terna SpA (up €181.5 million at December 31, 2005), valued at cost in accordance with Italian GAAP;

▪	the positive effect from measuring the call option provided in agreements related to the sale of the equity investment in Wind and exercised in January 2006 at fair value (up €20.6 million at December 31, 2005).
4) Non-current financial assets (down €6.1 million at December 31, 2005); these adjustments reflect:
▪	the reduction of the receivable for taking over the Supplementary Company Pension (PIA) for retired executives due from Group companies (down €5.2 million at December 31, 2005); this adjustment is directly related to the actuarial measurement and discounting of the total liability recognized by Enel SpA for the PIA and in part assumed by the subsidiaries (see note 14 “Revenues”);

▪	the adjustment of financial receivables due from Group companies as a result of their recognition at amortized cost (down €0.9 million at December 31, 2005).

5) Current financial assets (up €216.9 million at January 1, 2005 and up €200.8 million at December 31, 2005); these adjustments mainly reflect the measurement at fair value of hedging derivatives (interest rates and exchange rates) entered into also on behalf of Group companies (see note (d) of “Reconciliation of shareholders’ equity and net income for the period” – paragraph 7).
6) Other current assets (down €32.1 million at January 1, 2005 and down €44.8 million at December 31, 2005); these adjustments mainly reflect the elimination of prepaid expenses and issue discounts related to bonds measured using the amortized cost method.
Balance sheet — Liabilities
7) Long-term loans (down €73.1 million at January 1, 2005 and down €72.1 million at December 31, 2005); these adjustments are mainly related to:
▪	the adjustment of foreign currency long-term payables using the period-end exchange rate, compared with the method used under Italian GAAP, where they were recognized using the hedge exchange rate (down €25.2 million at January 1, 2005 and down €24.7 million at December 31, 2005);

▪	the adoption of the amortized cost method to measure bonds and long-term bank loans (down €42.0 million at January 1, 2005 and down €42.9 million at December 31, 2005), taking into account the premiums/discounts and expenses involved in issuing bonds.
8) Post-employment and other employee benefits (up €54.5 million at January 1, 2005 and up €42.5 million at December 31, 2005); the adjustments are summarized in the following table:

Millions of euro

	Jan. 1, 2005	Dec. 31, 2005

Termination benefits	(1.3)	(1.2)
Energy discount	7.0	6.1
ASEM healthcare plan	45.4	45.7
Other benefits	3.4	(8.1)

Total	54.5	42.5
These adjustments relate mainly to the application of actuarial methods to determine termination benefits and the recognition of the present value of expected liabilities calculated on an actuarial basis.

9) Provisions for risks and charges (down €7.0 million at January 1, 2005 and up €37.9 million at December 31, 2005); the adjustments are summarized in the following table:
Millions of euro

Millions of euro

	Jan. 1, 2005	Dec. 31, 2005

Provision for charges from equity investments (Enel Investment Holding BV)	—	11.0
Terna bonus shares	—	33.4
Provision for restructuring financial instruments	(7.0)	(6.5)

Total	(7.0)	37.9
These adjustments related to:
▪	the adjustment of the value of the provision for charges from equity investments to the value of the negative shareholders’ equity of the subsidiary Enel Investment Holding BV in application of IFRS-EU;

▪	the measurement at fair value of the Terna bonus shares, for which the right to receive the grant was exercised in January 2006;

▪	the elimination of the provision for the restructuring of financial instruments due to failure to meet the requirements for recognition under IFRS-EU.
10) Deferred tax liabilities (up €89.7 million at January 1, 2005 and up €73.5 million at December 31, 2005); these reflect the balance sheet entries offsetting the tax effects of the IFRS-EU adjustments stated in paragraph 7.
11) Current and non-current financial liabilities (up €389.8 million at January 1, 2005 and up €356.2 million at December 31, 2005); these adjustments reflect the measurement at fair value of derivative financial instruments.
12) Trade payables (down €0.4 million at January 1, 2005 and down €0.3 million at December 31, 2005); these reflect the adjustment of foreign currency trade payables using the period-end exchange rate, compared with the method used under Italian GAAP, where these payables are recognized using the hedge exchange rate.
13) Other current liabilities (down €0.5 million at January 1, 2005 and down €8.7 million at December 31, 2005); these adjustments mainly relate to the elimination of deferred income on loans assumed by Group companies due to their measurement at amortized costs (down €5.6 million at December 31, 2005).

6.	Notes on main IFRS-EU adjustments made to certain items in the income statement for 2005
14) Revenues (down €5.2 million); the adjustments to “other revenues” refers to lower recoveries from Group companies as a result of the actuarial measurement and discounting of the payable for the Supplementary Company Pension (PIA) for retired executives recognized by Enel SpA and in part assumed by the subsidiaries. (see note 4, “Non-current financial assets”).
15) Personnel (down €9.5 million); the adjustment relates to:
▪	the various methods for measuring (actuarial/discounting) benefits owed to employees in the form of post-employment and other employee benefits, additional months’ pay, energy discounts, PIA, etc. (down €9.7 million);

▪	the measurement of the expenses for the stock options granted to Enel SpA executives (up €5.0 million) as well as to the adjustment of the bonus upon resignation (down €4.8 million).
16) Other costs (up €37.9 million); the adjustment relates to the measurement of:
▪	the fair value of the Terna bonus shares (up €33.1 million — see note 9);

▪	the expenses for the stock options granted to executives of subsidiaries (up €4.8 million).
17) Depreciation, amortization and impairment losses (down €0.4 million); these adjustments refer solely to the elimination of charges related to amortization of the Electricity Industry Employee Pension Fund contribution, which is no longer permitted under IFRS-EU (see note 1).
18) Provisions (up €11.0 million); the adjustment relates to the change in the value of the provision for charges from equity investments, as described in note 9.
19) Income/(charges) from equity investments (up €20.6 million); the adjustment relates to the positive effect of measuring the call option provided in agreements related to the sale of the equity investment in Wind and exercised in January 2006.
20) Financial expense, net (up €6.7 million); the adjustment includes:
▪	the financial component arising from discounting employee benefits (down €2.8 million);

▪	the ineffective portion of hedges related to derivative financial instruments (up €11.0 million);

▪	measurement at fair value through profit or loss of the equity investment in Echelon (up €2.4 million);

▪	the impact of adopting the amortized cost method for financial receivables and payables (down €3.9 million).
21) Income taxes (up €2.5 million); this figure reflects of tax effects of adjustments to income statement items.
7.	Reconciliation of shareholders’ equity and net income for the period
As required by IFRS 1, the following schedule reconciles shareholders’ equity at January 1, 2005 and at December 31, 2005 and net income for 2005, accompanied by comments on the adjustments made to the balances prepared under Italian GAAP.

				Net income for the
Millions of euro	Notes	Shareholders’ equity		year
		at 01.01.2005	at 31.12.2005	2005

ITALIAN GAAP		15,300.9	14,971.7	2,714.9

Adjustments:
- Intangible assets	a	-5.4	-5.0	0.4
- Equity investments	b	-2.1	202.1	23.0
- Other non-current financial assets	c	—	-5.2	-5.2
- Derivative financial instruments	d	-132.7	-125.0	11.0
- Adoption of amortized cost	e	1.8	5.0	-3.9
- Post-employment and other employee benefits (e.g. termination benefits, stock options, ASEM healthcare plan, etc.)	f	-54.5	-42.5	1.9
- Provision for risks and charges	g	7.0	-37.9	-44.1

Tax impact of adjustments	h	33.6	61.5	-2.5

Total adjustments net of taxes		-152.3	53.0	-19.4

IFRS-EU		15,148.6	15,024.7	2,695.5

Notes to adjustments made to shareholders’ equity and net income under IFRS-EU

a)	Other intangible assets

Capitalization of the cost of the extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund, paid in three annual installments in 2000, 2001, and 2002, as provided for by a specific law, is no longer permitted under IFRS-EU. Instead, defined contribution plans are recognized in the income statement on the basis of the amount of contributions paid in each period.

The impact of the adjustment on shareholders’ equity at January 1, 2005 and at December 31, 2005 was down €5.4 million and down €5.0 million, respectively.

b)	Equity investments

Equity investments in undertakings other than subsidiaries and associates are measured at fair value.

The impact of the adjustment on shareholders’ equity at January 1, 2005 and at December 31, 2005 was down €2.1 million and up €202.1 million, respectively.

c)	Non-current financial assets

Receivables from Group companies related to the taking over of the Supplementary Company Pension (PIA) for retired executives are adjusted as a result of the actuarial measurement and discounting of the total recognized by Enel SpA for the PIA (see note 14 “Revenues”).

The effect of this adjustment on shareholders’ equity at December 31, 2005 was down €5.2 million.

d)	Transactions in derivative financial instruments

To manage the risk of fluctuations in interest rates, exchange rates and commodity prices, derivatives are used to hedge both individual transactions and overall exposures.

IFRS-EU establish specific rules regarding accounting for these derivatives, which differ from those provided for by Italian GAAP.

Specifically, with respect to derivatives hedging the risk of changes in cash flows from assets, liabilities or future transactions (cash flow hedges), the main effects relate to:
▪	the recognition of the fair value of the “derivative” asset or liability in the balance sheet;

▪	the recognition of a cash flow hedge reserve for the effective part of the hedge;

▪	the recognition of the ineffective part of the hedge in the income statement.

This method had a negative impact on shareholders’ equity at January 1, 2005 and at December 31, 2005 of €132.7 million and €125.0 million, respectively.

e)	Adoption of amortized cost

Debt instruments which the company plans and is able to hold until maturity are measured at amortized cost, using the effective interest rate method.

This method produced a positive impact on shareholders’ equity at January 1, 2005 and at December 31, 2005 equal to, €1.8 million and €5.0 million, respectively.

f)	Employee benefits

Among the various types of benefits offered to employees, IFRS-EU identify “post-employment benefits”. There are benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (that benefits will be less than expected) and the investment risk (that assets invested will be insufficient to meet expected benefits) fall on the entity and not on the employees. Therefore, the actuarial present value of the expected liability and the related costs and income are recognized, including the financial expense and actuarial gains and losses.

With respect to defined benefits plans, including termination benefits, additional months’ pay (IMA), indemnities in lieu of notice, loyalty bonus, supplemental pension plan (PIA) and electricity discounts (electricity provided at reduced rates), the following steps were taken:
▪	re-recognition and remeasurement of:
–	the liability for the energy discount;

–	the liability for the loyalty bonus.
▪	application of different measurement criteria for:
–	termination benefits;

–	provision for additional months’ pay and indemnities in lieu of notice;

–	provisions for the supplemental pension plan.
The most significant difference related to the recognition of the liability for the ASEM healthcare plan, which had a negative impact on shareholders’ equity at January 1, 2005 and at December 31, 2005 of €45.4 million and €45.7 million, respectively.

The other adjustments mentioned above had a negative impact on shareholders’ equity of €9.1 million at January 1, 2005 and a positive impact of €3.2 million at December 31, 2005.

Under IFRS-EU, stock options granted to employees are measured at their fair value at the date of granting. The cost of the options granted, represented by their fair value, is recognized in the income statement over the vesting period with a balancing entry in a specific reserve under shareholders’ equity; accordingly, the overall impact on shareholders’ equity is nil.

Italian GAAP do not provide for the recognition of these effects in the income statement.

g)	Provision for risks and charges

IFRS-EU require that provisions for risks and charges be recognized only when an entity has a present obligation as a result of a past event and has no realistic alternative to settling that obligation. The adjustment relates to the reversal of provisions for restructuring derivative instruments which do not meet these requirements, with a positive impact on shareholders’ equity at January 1, 2005, and December 31, 2005, of €7.0 million and €6.5 million, respectively.

The adjustment also includes:
▪	the supplementation of the costs for the Terna bonus shares, measured at the market value of the shares, with a negative effect on shareholders’ equity at December 31, 2005 of €33.4 million;

▪	adjustment of the provision for charges from equity investments to the value of the negative shareholders’ equity of the subsidiary Enel Investment Holding BV calculated under IFRS-EU, with a negative impact on shareholders’ equity at December 31, 2005 of €11.0 million.
The overall effect on shareholders’ equity is a positive €7.0 million at January 1, 2005 and a negative €37.9 million at December 31, 2005.

h)	Tax effects of adjustments

Overall the adjustments related to the adoption of IFRS-EU, had a positive impact on shareholders’ equity of €33.6 million at January 1, 2005 and €61.5 million at December 31, 2005.

8.	Effects on the cash flow statement for the year ended December 31, 2005

A reconciliation of the cash flow statement is not presented as the effects of applying IFRS-EU are not significant.

The following table sets out a reconciliation of net financial indebtedness at December 31, 2005 between the amounts as determined under Italian GAAP and as restated under IFRS-EU.

Millions of euro

Dec. 31, 2005

Net financial indebtedness under Italian GAAP	2,854

- Application of amortized cost method to short-term and to long-term debt(1)	-49

Net financial indebtedness under IFRS-EU	2,805

(1)	Includes premiums, discounts and transaction costs directly related to the debt, no longer shown separately in the line items established by Italian GAAP.
Please refer to the notes on the key adjustments made above for the other reconciling items.

Glossary

Glossary
Cash-generating unit
The smallest identifiable group of assets that generates a positive cash flow that is highly independent from positive cash flows generated by other assets or groups of assets.
Deemed cost
Amount used as substitute of cost or amortized cost at a given date. Subsequent amortization is calculated based on the assumption that the entity had initially recorded the asset or liability at that date and the cost coincided, also at the same date, with the deemed cost.
Discontinued operations and continuing operations
Discontinued operation: a component of an entity that has either been disposed of or classified as held for sale and:
▪	represents a significant independent business or geographical area in which the business operates;

▪	is part of a larger plan for the disposal of an autonomous business unit or a geographical area of operations;

▪	is a subsidiary acquired exclusively to be resold.
Continuing operations represent ongoing businesses that are not being held for sale.
Fair value
The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Impairment loss
The amount by which the book value of an asset exceeds its recoverable value.
Ke
This represents the opportunity cost of shareholders. It is measured as the risk-free rate increased by the premium expected by equity investors.

Special purpose entity
These are companies formed by a sponsor company for the purpose of achieving a specific, well-defined objective.
Weighted Average Cost of Capital (WACC)
The weighted average cost of financing, capital and debt relating to a specific company, generally calculated on the basis of an existing or ideal long-term financial structure.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: September 22, 2006